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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

11 August, 2020

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY

(Name of Registrant)

1 Angel Court,
London EC2R 7AG, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X               Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K is hereby incorporated by reference, in its entirety, into Prudential Public Limited Company's registration statements on Form S-8 (File No. 333-213731 and 333-228081).

As used in this document, unless the context otherwise requires, the terms 'Prudential', the 'Group', 'we', 'us' and 'our' each refer to Prudential plc, together with its subsidiaries, while the terms 'Prudential plc', the 'Company' and the 'parent company' each refer to 'Prudential plc'.

FORWARD-LOOKING STATEMENTS

This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statement to differ materially from those indicated in such forward-looking statement. Such factors include, but are not limited to, the impact of the current Covid-19 pandemic, including adverse financial market and liquidity impacts, responses and actions taken by regulators and supervisors, the impact to sales, claims and assumptions and increased product lapses, disruption to Prudential's operations (and those of its suppliers and partners), risks associated with new sales processes and information security risks; future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the impact of economic uncertainty, asset valuation impacts from the transition to a lower carbon economy, derivative instruments not effectively hedging exposures arising from product guarantees, inflation and deflation and the performance of financial markets generally; global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of executive powers to restrict trade, financial transactions, capital movements and/or investment; the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as new government initiatives generally; given its designation as an Internationally Active Insurance Group ("IAIG"), the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors; the impact of competition and fast-paced technological change; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the physical impacts of climate change and global health crises on Prudential's business and operations; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal transformation projects and other strategic actions failing to meet their objectives; the ability to complete a potential minority initial public offering of Jackson, or one of its related companies, or other strategic options in relation to Jackson, or one of its related companies; the effectiveness of reinsurance for Prudential's businesses; the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events; disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners); any ongoing impact on Prudential of the demerger of M&G plc; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; the impact of legal and regulatory actions, investigations and disputes; and the impact of not adequately responding to environmental, social and governance issues. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statements to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document, as well as under the 'Risk Factors' heading of any subsequent Prudential Annual Report furnished to the US Securities and Exchange Commission on Form 20-F.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority and other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses and prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of this document, as well as under the 'Risk Factors' heading of any subsequent filing Prudential makes with the US Securities and Exchange Commission, including any subsequent Annual Report on Form 20-F. These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business.

 SUMMARY OF OUR BUSINESS

About Prudential plc

Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps people get the most out of life through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers (as at 30 June 2020). Prudential plc is incorporated in England and Wales and its ordinary shares are listed on the stock exchanges in London, Hong Kong and Singapore, and its American Depository Receipts (ADRs) are listed on the New York Stock Exchange. Prudential plc is the parent company of the Prudential group (the Prudential Group, Prudential or the Group).

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America, whose principal place of business is in the US, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the UK.

 Selected Historical Financial Information

The following table sets forth selected consolidated financial data for Prudential for the periods indicated. Certain data is derived from Prudential's consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). This table is only a summary and should be read in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes included elsewhere in this document, together with the disclosures in the Financial Review section of this document.

	Six months ended 30 June

Income statement data	2020 $m	2019*$m

Continuing operations:
Gross premiums earned	19,842	21,081
Outward reinsurance premiums	(30,149)	(673)

Earned premiums, net of reinsurance	(10,307)	20,408
Investment return	3,910	31,873
Other income	333	258

Total revenue, net of reinsurance	(6,064)	52,539

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	9,855	(47,448)
Acquisition costs and other expenditure	(3,032)	(3,508)
Finance costs: interest on core structural borrowings of shareholder-financed businesses	(163)	(293)
Gain on disposal of businesses and corporate transactions	—	17

Total charges, net of reinsurance and gain on disposal of businesses	6,660	(51,232)

Share of profits from joint ventures and associates, net of related tax	133	137
Profit before tax (being tax attributable to shareholders' and policyholders' returns)(1)	729	1,444
Less tax charge attributable to policyholders' returns	(66)	(285)

Profit before tax attributable to shareholders	663	1,159

Total tax charge attributable to policyholders and shareholders	(195)	(286)
Adjustment to remove tax charge attributable to policyholders' returns	66	285

Tax charge attributable to shareholders' returns	(129)	(1)

Profit from continuing operations for the period	534	1,158
Profit from discontinued operations for the period, net of related tax(6)	—	835

Profit for the period	534	1,993

Earnings per share (in cents) based on profit for the period:
Basic and diluted
Based on profit from continuing operations	19.7¢	44.6¢
Based on profit from discontinued operations	—	32.3¢

Total	19.7¢	76.9¢

	30 Jun 2020 $m	31 Dec 2019 $m

Statement of financial position data
Total assets	463,165	454,214
Total policyholder liabilities and unallocated surplus of with-profits funds	397,436	390,428
Core structural borrowings of shareholder-financed businesses	6,499	5,594
Total liabilities	443,858	434,545
Total equity	19,307	19,669

Other data
Dividends per share paid in the reporting period(2)	25.97¢	42.89¢
Market price per share at the end of the period (in pence)(3)	1219.0p	1716.0p
Weighted average number of shares (in millions)	2,596	2,583

	As at and for the six months ended 30 June
	2020 $m	2019* $m

New business:
Single premium sales(4)	11,339	12,597
New regular premium sales(4)(5)	1,510	2,375
Funds under management(7)	494,100	504,300

*
The half year 2019 comparative results have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars at 31 December 2019.

Notes

(1)
This measure is the formal profit before tax measure under IFRS but is not the result attributable to shareholders.

(2)
Under IFRS, dividends declared or approved after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes dividend in respect of the prior year that was declared or approved after the balance sheet date of the prior reporting period. Please refer to note B6 to the unaudited condensed consolidated interim financial statements for further information.

(3)
Market prices presented are the closing prices of the shares in pence sterling on the London Stock Exchange on the last day of trading for each indicated period.

(4)
The new business premiums in the table shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders (see EEV Basis, New Business results and Free Surplus Generation section of this document). The amounts shown are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement.

The details shown above for new business include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily Guaranteed Investment Contracts and similar funding agreements written in US operations.

(5)
New regular premium sales are reported on an annualised basis, which represent a full year of instalments in respect of regular premiums irrespective of the actual payments made during the period.

(6)
Discontinued operations for half year 2019 related to the UK and Europe operations (M&G plc) that were demerged from the Group in October 2019.

(7)
The half year 2019 comparatives for funds under management reflect adjustments to include cash and cash equivalents and to exclude assets held that are attributable to external unit holders of collective investment schemes to align to the presentation since full year 2019.

Summary Overview of Operating and Financial Review and Prospects

The following summary discussion and analysis should be read in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes for the period ended 30 June 2020 included in this document.

A summary of the critical accounting policies which have been applied to these statements is set forth in the section below titled 'IFRS Critical Accounting Policies'.

The results discussed below are not necessarily indicative of the results to be expected in full year 2020 or in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors, including those set forth in 'Risk Factors' and elsewhere in this document.

Introduction and overview

During the first half of 2020, our focus has been on supporting our customers, distributors, colleagues and communities through the challenges created by Covid-19. At the same time, we are continuing to invest for the future and deliver on our strategic objectives, including with our announcement on 11 August that we intend to pursue the full separation and divestment of Jackson to enable the Group to focus exclusively on our high-growth Asia and Africa businesses.

Since the Covid-19 pandemic began, we have leveraged our ability to act at pace to help our customers and the communities in which we operate. Both as an organisation and as individuals, we have shown how we are able to learn from the changing conditions around us and quickly generate new ways to support all of our stakeholders.

The Group's purpose is to help people get the most out of life. We do this by making healthcare accessible and affordable, helping people accumulate wealth through growing their assets, and empowering our customers to save for their goals. In all our businesses, we see strong alignment with the benefits to the wider society of financial inclusion through the increased provision of health and protection and long-term savings. By helping to build better lives and stronger communities and to maintain the self-reinforcing growth cycle, we seek to create long-term value for both our customers and our shareholders.

We continue to respond to our customers' needs for flexible and targeted products, alongside our more traditional comprehensive savings and protection solutions. During the first half we introduced in all markets free, limited-time, Covid-19 cover for new or existing customers or Pulse users and we continue to make improvements to our offerings. We have expanded the number of products we are able to market through virtual platforms thereby increasing our resilience. In total, 90 per cent of our products in Asia, based on new business sales, can now be sold without face-to-face contact. In the second quarter, some 150,000 policies have been sold by our agents across Asia throughout virtual platforms, equivalent to 38 per cent of policies written by this channel.

Our agents, partners, bank staff and the other professionals who distribute our services form an important part of the wider Prudential family, and help to identify products that best fit customer needs. To that end, we have been finding new ways to help them to work effectively while staying safe. We have continued to hire agents across our markets, and we have launched a virtual sales process with some of our key partner banks in Asia. Jackson wholesalers are continuing to adapt to the virtual sales environment and have conducted more than 20,000 virtual meetings since March. We also successfully launched our new distribution relationship with State Farm, adding more than 5,700 agents offering Jackson annuity products.

Throughout this crisis, the health and well-being of our approximately 19,000 colleagues has been a top priority. As at the end of July, 56 per cent of our Asia workforce were working away from the office. In Africa that figure is around 40 per cent. In the United States and at our London office, close to 100 per cent of our colleagues were working remotely. A recent survey of our colleagues1 found that 90 per cent felt confident in the company's rapid response to the pandemic. Our agile workplace technology has proven well suited to remote working and our people have adapted well to this new environment. We are taking a cautious approach to reopening our offices, adapting them to local social distancing requirements.

Our people have been working tirelessly to support our communities in a variety of ways, both large and small. In particular, we have disbursed more than $1.8 million from the $2.5 million Covid-19 fund we announced in May. New initiatives include support for continued education and learning for vulnerable communities, ongoing provision of PPE and needed medical equipment to hospitals and clinics in Asia and, in our African markets, public health awareness campaigns, food relief for deprived communities and support for education. We have also taken steps to help our smaller suppliers deal with the particular pressures they are under at the current time.

Our teams are innovating with an eye to the world beyond Covid-19. Pulse by Prudential, our Asia digital health app, is now available in 11 markets and has been downloaded more than 8.1 million times2 since its launch a year ago. New tools are being added weekly, focusing on promoting healthy lifestyles and in turn reducing major non-communicable diseases, such as heart disease and diabetes.

Meanwhile, we have continued to execute successfully throughout the half year on our key strategic objectives. In March, we announced a significant bancassurance deal with TMB in Thailand, which together with Thanachart Bank gives us access to a customer base of more than nine million people. Last month, Prudential Ghana and Fidelity Bank announced a 10-year extension to their exclusive bancassurance agreement. In June we announced major reinsurance and investment transactions with Athene in the US and we have announced on 11 August that we intend to pursue the full separation and divestment of Jackson.

Intended separation of US operations

The Board of Prudential plc has decided to pursue the full separation and divestment of Jackson to enable the Group to focus exclusively on its high-growth Asia and Africa businesses.

The separation would result in two separately listed companies with distinct investment propositions, which the Board believes would result in improved strategic outcomes for both businesses. The separation would improve alignment of management and employees to their businesses, customers and shareholders. The Group would maintain its dual primary listings in both London and Hong Kong and secondary listings in Singapore and the US. Jackson would be expected to be solely listed in the US.

The Group intends to commence separation by way of a minority IPO followed by future sell-downs over time, with the proceeds used to increase financial flexibility for further investment in our Asia and Africa business. Any required shareholder approvals for the separation will be sought in advance of its execution.

Preparations for the IPO, targeting the first half of 2021, continue to progress well. If market conditions are not supportive of an IPO, the Group's current intention is that separation would be facilitated through a demerger of the Group's stake in Jackson to our existing shareholders.

Focus on growth opportunities in Asia and Africa

Prudential's differentiated product and geographic portfolio is well positioned to meet the protection and savings needs of the growing populations in Asia and Africa, where insurance penetration is currently low and demand for savings solutions is rapidly developing.

We have a pan-Asian footprint, with our largest life and protection operations3 in Hong Kong, Singapore, Indonesia and Malaysia. We also operate in Thailand, Vietnam, Taiwan, the Philippines, Cambodia, Laos and Myanmar and have successful partnerships in China and India. Within this footprint, Prudential has top three positions4 in nine out of 13 life markets, with significant with-profits funds in three markets providing a distinct product offering. We have a focus on capital-efficient health and protection insurance products and fee-based earnings. In asset management, Eastspring manages $220 billion across 11 markets in Asia and provides focused investment solutions to third-party retail and institutional clients as well as to our internally sourced life funds.

On average over the decade from 2009 to 2019, total assets under management5 grew by 14 per cent6,7 per annum from $69.7 billion6 to $266.6 billion6, new business sales grew by 12 per cent6,7 per annum, and adjusted IFRS operating profit based on longer-term investment returns10 grew by 16 per cent6,7 per annum.

Our joint venture operations in China and India provide us with scaled access to two of the largest economies in the region in which we see significant growth potential in both insurance and savings. In Indonesia, we continue to strengthen our market leadership and propel growth by broadening our product offerings, enhancing our agent quality, as well as digitalising our business model. In Thailand our new distribution agreements will enable us to leapfrog and play a major role in serving the growing retirement and investment needs of a rising middle class. As the four largest economies in our footprint, these markets offer us the most significant opportunities for growth going forward.

In Hong Kong, we will continue to build our already strong and substantial business through agent expansion and increased digitalisation of our service offering, including in the Greater Bay Area as policy guidance emerges. In Singapore, we see significant opportunities in expanding the servicing of the wealth and small and medium enterprise markets, alongside supporting a fast-ageing population to address uncovered retirement and health needs. In Malaysia, we have leading market positions in both the conventional and takaful markets, with the underprovided sharia market presenting substantial opportunity for growth. In our other high-potential markets of Vietnam, the Philippines, Cambodia, Laos and Myanmar, we see the opportunity for rapid growth through the roll-out of our efficient and scalable business model. In Africa, where we have a growing presence in some of the world's most under-penetrated markets, we continue to focus on technology and distribution to build a scalable business.

We have been able to substantially accelerate our digital development and customer-centric digital ecosystem, materially amplifying our physical franchise. Pulse by Prudential, our new digital health app, is now live in 11 markets, and the number of downloads has increased to more than 8.1 million at the beginning of August2 from 1.3 million when we announced our full-year results in March this year. Pulse is broadening our customer base, gathering new data and converting this into new sales. Seventy per cent of Pulse users are new to Prudential, representing an internet-savvy and materially younger demographic than our in-force customer base. This is a rich source of new relationships and leads, which support our future growth. We are at the start of the monetisation journey from this digitally-led customer engagement, with 1.5 million free introductory covers provided and around 200,000 policies from our full range of products sold direct or through online-to-offline agency referrals. We intend to scale these monetisation activities at pace, which are complementary to our existing routes-to-market.

Eastspring has a broad product set, as well as significant distribution capabilities and a strong long-term track record. Product areas cover equity, bonds and multi-asset products, which underpin the savings offered to life business customers and are distributed to third-party institutions and retail clients. Distribution channels include wholesale, intermediary and direct online formats, which are tailored as required, depending on the geography involved. This means that Eastspring can continue to grow and develop through both market cycles and changes to individual investment styles. Operational efficiency at Eastspring has led to industry-leading margins8 and investment in technology to deliver common platforms, and world-class risk management and governance capabilities. We expect Eastspring to further expand its product capabilities, tailoring them to the fast-developing needs of the Group's life business, as well as third-party clients.

Since 2014 we have also built a rapidly growing multi-product business in Africa, with operations now in eight countries across the continent. Further information on how we have been investing and developing this business is set out further below within the Africa performance section.

We intend to take full advantage of the long-term structural opportunities in our chosen markets and geographies, while both operating with discipline and continuing to innovate, to deliver profitable and increasingly diversified growth.

Our trusted brands and digitally enabled multi-channel distribution enable us to meet the growing needs of our customers for long-term savings and financial security, and to design differentiated and tailored consumer products, which integrate investment and protection solutions. This offering is delivered through efficient and agile infrastructure, which in turn allows us to innovate and deploy products rapidly as consumer demands evolve.

We have significant investment appetite that is based on the absolute size and demographic characteristics of each economy and on our ability to build competitive advantage leveraging our scale and expertise. While we will continue to build on our leading positions in Hong Kong and ASEAN, we see the greatest growth opportunities in the largest economies of China, India, Indonesia and Thailand.

Our Asia-focused strategy will support long-term delivery of future shareholder returns through value appreciation, with a focus on achieving sustained double-digit growth in embedded value per share. This will in turn be supported by growth rates of new business profit, which is expected to substantially exceed GDP growth in the markets in which the Group operates.

Financial impacts of intended separation

Jackson intends to seek a strong credit rating and capitalisation and is expected to raise debt and target an RBC ratio in the circa 425-475 per cent range at the point of proposed listing. Jackson's holding company would currently be expected to target financial leverage in the circa 20-25 per cent range. These ranges are subject to market conditions and will be kept under review.

The target RBC ratio would include the proceeds of any primary equity issued by Jackson at or before the IPO and the target financial leverage would be expected to be raised at Jackson's holding company in advance of any IPO. Proceeds from the anticipated increase in Jackson's debt would enable repayment of a portion of the Group's existing debt during 2021 and 2022, and support Prudential's intention to maintain its strong credit rating after any separation of Jackson. Proceeds from further sell-downs in Jackson following the IPO would provide further resources to fund the Group's continued investment in Asia and Africa growth opportunities.

To support the intended separation process, other than any pre-separation returns of capital including from Jackson's debt issuance, Prudential plc does not currently expect Jackson to remit any regular dividends in 2020 or 2021 prior to the IPO. Prudential will adopt a new dividend policy that is aligned to the Asia and Africa growth strategy and to the intended separation of Jackson. The new policy will apply with immediate effect.

The Group will continue to right-size its head-office costs with the evolving footprint of the business. The Group is aiming to deliver a further annual cost reduction of around $70 million by 2023 on top of the $180 million cost savings from 2021 previously announced as a result of the M&G demerger22. This reduction would take into account the intended smaller size of the Group, while still retaining the quality of reporting, risk management and governance required by our regulators and stakeholders. We would continue to maintain a cost-effective presence in London to support our most liquid primary listing and our capital markets relationships as well as to access the depth and quality of financial service talent based there.

Capital allocation and dividend policy

Since 2013, Prudential has committed over $9 billion of capital to support growth in Asia, including around $5 billion of inorganic investments to grow our distribution reach and to build digital capability. Around one-third of this investment has been made since January 2019. Asia has grown significantly over the last 10 years and the Group continues to have substantial opportunities for value creation from further investment in Asia. This investment is expected to deliver profitable and sustainable compounding growth and high risk-adjusted returns for shareholders. Accordingly, the new dividend policy reflects a rebalancing of capital allocation from cash dividends to reinvestment of capital into the Asia business and will apply with immediate effect.

Reflecting the Group's capital allocation priorities, dividends will be determined primarily based on Asia's operating capital generation after allowing for the capital strain of writing new business and recurring central costs, with a portion of capital generation retained for reinvestment in the business. Dividends are expected to grow broadly in line with the growth in Asia operating free surplus generation net of right-sized central costs, and will be set taking into account financial prospects, investment opportunities and market conditions.

The total 2020 dividend will be subject to market conditions and financial performance in 2020 remaining in line with expectations. Based on current estimates of Asia's full-year 2020 operating capital generation, the Group's total 2020 dividend is expected to be around $420 million under the new policy, equivalent to around 16.10 cents per share.

For the 2020 first interim dividend, the Board has approved a dividend of 5.37 cents per share9, representing one third of the current expectation for the 2020 full-year dividend under the Group's new dividend policy. The second interim dividend is expected to be approved by the Prudential Board in the first quarter of 2021 and paid to shareholders in May 2021, in accordance with the Group's normal financial calendar.

Starting from the 2021 first interim dividend, the Board intends to apply a formulaic approach to first interim dividends, which will be calculated as one-third of the previous year's full-year dividend.

Currency volatility

Our approach to evaluating the financial performance of the Group is to present percentage growth rates before the impact of the fluctuations in the value of US dollar against local currencies in Asia. In a period of currency volatility, this approach allows a more meaningful assessment of underlying performance trends. This is because our businesses in Asia receive premiums and pay claims in local currencies and are, therefore, not exposed to any cross-currency trading effects. To maintain comparability in the discussion below, the same basis has been applied. Growth rates based on actual exchange rates (AER) are also shown in the financial tables presented in this report. Consistent with previous reporting periods, the assets and liabilities of our overseas businesses are translated at period-end exchange rates so the effect of currency movements has been fully incorporated within reported shareholders' equity.

The table below explains how the Group's profit after tax on an IFRS basis reconciles to profit before tax and the supplementary analysis (alternative performance measure) of adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit). Adjusted operating profit is management's primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further explanation of the determination of adjusted operating profit is provided in the 'Basis of Performance Measures' section. Further explanation of non-operating items is provided in the sub-section 'Non-operating items'. The table presents the half year 2019 results on both AER and constant exchange rates (CER) bases so as to eliminate the impact of exchange translation. AER results are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date. CER results are calculated by translating prior period results using the current period foreign exchange rate, ie current period average rates for the income statement and current period closing rates for the balance sheet.

IFRS Profit after tax

	AER			CER

	2020 $m Half year	2019 $m Half year	Change %	2019 $m Half year	Change %

Profit for the period	534	1,993	(73)%	1,972	(73)%
Less profit from discontinued operations	-	(835)	n/a	(813)	n/a

Profit after tax from continuing operations	534	1,158	(54)%	1,159	(54)%
Tax charge (credit) attributable to shareholders' returns	129	1	n/a	(1)	n/a

Profit from continuing operations before tax attributable to shareholders	663	1,159	(43)%	1,158	(43)%

Non-operating items*:

Short-term fluctuations in investment returns on shareholder backed businesses	2,706	1,455	(86)%	1,445	(87)%
Amortisation of acquisition accounting adjustments	18	22	18%	21	14%
Gain on disposal of businesses and corporate transactions	(846)	(17)	n/a	(20)	n/a

	1,878	1,460	29%	1,446	30%

Adjusted operating profit	2,541	2,619	(3)%	2,604	(2)%

Analysed into:
Asia	1,733	1,550	12%	1,526	14%
US	1,266	1,572	(19)%	1,572	(19)%
Other income and expenditure	(350)	(473)	26%	(466)	25%
Restructuring costs	(108)	(30)	(260)%	(28)	(286)%

Adjusted operating profit	2,541	2,619	(3)%	2,604	(2)%

*
All non-operating items represent losses in the period except for the disposal of businesses and corporate transactions which were gains.

In the remainder of this section, every time we comment on the performance of our businesses, we focus on their performance measured in local currency (presented here by reference to percentage growth expressed on a CER basis) unless otherwise stated. In each such case, the performance of our businesses on AER basis is explained by the same factors discussed in the comments below and the impact of currency movements is implicit in the CER data.

Financial performance

Profit after tax from continuing operations was $534 million in the first half of 2020 (first half of 2019: $1,158 million on an AER basis). This principally reflects the impact of lower interest rates, as well as lower equity market levels on our US guaranteed liabilities, only partially offset by gains on hedge instruments held for equity and interest rate related risk management purposes. The Group also benefited from a $668 million post-tax gain ($846 million pre-tax) from the reinsurance transaction with Athene concluded in the period.

On an AER basis, the decrease in profit from continuing operations before tax attributable to shareholders from $1,159 million in half year 2019 to $663 million in half year 2020 reflects an unfavourable change in non-operating items of $(418) million, from a loss of $(1,460) million in half year 2019 to a loss of $(1,878) million in half year 2020, and a decrease in adjusted operating profit of $(78) million. The unfavourable change in non-operating items of $(418) million is primarily driven by losses from short-term fluctuations in investment returns in the period following declining equity markets and lower interest rates and is after a change in the calculation of the valuation interest rate in Hong Kong as discussed in note C3.1 to the unaudited condensed consolidated interim financial statements. The losses from short-term fluctuations in investment returns are partially offset by an $846 million pre-tax gain as a result of the Athene transaction. The reduction of $(78) million in total adjusted operating profit on an AER basis reflects primarily a decrease in the amount contributed by the US from $1,572 million to $1,266 million, offset partially by an increase in Asia from $1,550 million to $1,733 million, which are further explained below. The decrease of $(78) million (or 3 per cent) in total adjusted operating profit includes a negative exchange translation impact of $(15) million. Excluding the currency volatility, on a CER basis, total adjusted operating profit decreased from $2,604 million to $2,541 million, 2 per cent lower than the equivalent amount in half year 2019. This comprised a 14 per cent increase in Asia adjusted operating profit10, reflecting the strength of our business portfolio, and a lower contribution from our US business reflecting the adverse effect of market movements on the amortisation of deferred acquisition costs (DAC) in the period.

Asia performance

In Asia, we have been focused on supporting our communities, customers and staff through the challenges created by Covid-19 this year. We have also made significant strategic progress and achieved a positive financial performance despite the difficult macro and operating environment.

The start of this section sets out some of the ways we have been supporting our stakeholders through the Covid-19 pandemic. For example, in Hong Kong, we have teamed up with the Chinese University of Hong Kong and one of our health services partners, Prenetics, to provide free Covid-19 tests to the 30,000 healthcare workers and their families in the city. In Indonesia, we have provided free Covid-19 rapid tests to 100,000 consumers in Jakarta and Surabaya as well as free online doctor consultation with Halodoc and in Malaysia, we have organised fundraising to distribute provisions to low-income families and made donations to Mercy Malaysia.

Covid-19-related restrictions applied from the start of the year in Hong Kong and mainland China, and across the region during the second quarter of 2020, resulting in new business sales declining compared with 2019. However, we believe the Covid-19 disruptions have also acted to intensify our structural opportunities. The region's growing population has a clear and increasing need for the broad-based products we deliver. Insurance penetration in Asia is only 2.7 per cent of GDP, compared with 7.5 per cent in the UK11, while mutual fund penetration is just 12 per cent in Asia, compared with 96 per cent in the US12. In China, for example, recent research13 suggests that four out of five consumers intend to purchase more insurance products after the Covid-19 crisis.

New business sales in the second quarter fell more than that in the first when each is compared to the same period in 2019. The continued restriction of travel from mainland China to Hong Kong led to a fall in new business sales over the first half of the year in this market. In markets outside Hong Kong, new business sales declined over the first half of the year. China, which entered and exited lockdown earlier than other markets, saw new business sales down over the first half of the year, with second quarter new business sales higher than the same period last year as restrictions eased with improved business mix We consider this sales performance to be encouraging in the context of the disruption to traditional forms of distribution. The Covid-19 pandemic has, nevertheless, reinforced the structural demand for protection in the region, with seven of our life markets increasing the proportion of health and protection sales in the first half. The sales environment improved across our markets as restrictions were gradually eased.

The strength of our diverse, high-quality platform, and our long-held focus on writing profitable, value-adding business are demonstrated in the 14 per cent14 increase in Asia adjusted operating profit10. This continued positive earnings progression is underpinned by our recurring premium business model, high customer retention rate of 95 per cent, focus on protection products and business model diversity.

As well as our progress with Pulse by Prudential, we have made significant advances in virtualising our customer and agent onboarding process through close engagement with regulators, customers and existing distribution teams. Some 90 per cent of our products (based on new business sales) can now be sold virtually, with 38 per cent (150,000) of policies sold by agents in the second quarter requiring no face-to-face contact. Agent engagement and management have moved online, supporting both 7 per cent growth15 in new agent recruits and 7 per cent growth16 in our overall agency force. An increased level of automation is evident across our business, with e-submission rates now at 88 per cent, and auto-underwriting being performed on up to 60 per cent of all new cases.

Eastspring saw adjusted operating profit10 rise by 10 per cent14 in the first half of 2020 supported by a 12 per cent14,17 increase in average funds under management. Cost management remains vigorous as the cost-income ratio further improved by 1 percentage point to 50 per cent. Funds under management declined to $209 billion at 31 March 2020 (31 December 2019: $241 billion) due to third-party net outflows and lower equity markets, but rebounded to $220 billion at 30 June 2020 as a result of positive Asia life flows ($2.9 billion in the first half) and recovering markets. We continue to expand our offerings despite adverse market conditions, with notable funds launched in Taiwan and Thailand as well as institutional top-ups in Japan and Malaysia. We also made good progress in China, where our Wholly Foreign-owned Enterprise's total sourced and sub-advised FUM reached RMB2.8 billion at end-June.

We have also continued to expand and strengthen our strategic footprint in South-east Asia. In Thailand, our 15-year strategic partnership with TMB has significantly strengthened our distribution capabilities in the country's fast-growing life insurance sector and strongly complemented our position in the mutual fund market. Meanwhile, we have also partnered with BFL in Laos, and expect to establish an exclusive partnership with Yoma Bank in Myanmar, which has started to contribute new business. We are investing in technology and bringing into play expertise from our other operations in these exciting new markets.

The near-term outlook for the Asia business remains uncertain due to the risks around renewed restrictions on movements both of customers and distribution teams. Any such restrictions will likely vary during the period meaning that we will need to continue to be agile in our operational delivery. Our early move to full virtualisation of new business and agent onboarding means that we can continue to mitigate, in part, the impact on sales. The near-term outlook for sales and new business profit in Hong Kong will continue to be impacted by the closure of the border with mainland China, which may not re-open in 2020.

Africa performance

Despite the Covid-19 pandemic, new business sales at Prudential Africa have grown in the first six months of the year, with the number of active agents nearly doubling compared with the same period last year. The increase in active agents is a direct result of implementing a Rookie Development Programme in each market to help transition new agents, from the classroom to the field, and making those agents active within the first month of their recruitment. In most markets, as a response to Covid-19-related restrictions, we rapidly innovated to create an end-to-end virtual sales submission process, and a virtual recruitment and onboarding process for distributors, as well as delivering training digitally, which has helped to support our new business growth. In Ghana, we have renewed our exclusive agreement with Fidelity Bank for an additional 10 years, building on a successful partnership over the past five years. Meanwhile, our team in Nigeria has launched a new partnership with the largest mobile operator in the country, MTN, in an effort to reach its subscriber base of over 70 million people, and provide protection to the millions of uninsured Nigerians. Integration of the recently acquired Beneficial businesses continues with all businesses performing well, supported by the ongoing transformation of the agency businesses' operating model and relatively lighter Covid-19 restrictions. Finally, all of our businesses have identified organisations in their markets that will benefit from support from our Covid-19 relief fund. Over 100,000 people in Africa will be reached rapidly via this community initiative.

US performance

The US is the world's largest retirement savings market18, with approximately 4 million Americans reaching retirement age every year19. This transition continues to trigger the unprecedented shift of trillions of dollars from savings accumulation to retirement income generation20.

Jackson believes that a retirement strategy that integrates an income guarantee will mitigate much of the risk of retirees running out of money during retirement. In response to this demand and the ongoing shift to fee-based solutions, Jackson has positioned itself with product innovation and distribution strategies to provide a wide spectrum of choice when selecting the retirement savings and income product that best fits customer needs. This will allow Jackson to enhance further its market-leading variable annuity position in the brokerage market, diversify in the fixed annuity and fixed indexed annuity space and grow in the advisory retirement solutions market.

Supporting this ambition is a flexible and scalable operating platform that enables excellent service to be delivered efficiently. In 2020, Service Quality Management awarded Jackson the 2019 Contact Center of the Year award. Also in 2020, the company received the number one overall operational ranking for 2019 from its broker-dealer partners, according to the Operations Managers' Roundtable.

Jackson has supported our stakeholders during the Covid-19 pandemic by using funding from the Covid-19 relief fund to support a charity in each of our main office locations of Lansing, Nashville and Chicago. The projects will address systemic economic insecurity, which has been worsened by the virus, through financial coaching and direct assistance.

Recent events in the US have raised awareness and heightened discussion of issues related to racial bias, structural racism and social justice. Following these events, Jackson's leadership have held meetings with the Diversity & Inclusion Advisory Council and Visions in Black Excellence (VIBE Business Resource Associate Group), participated in a panel on 'Allyship' organised by Jackson Pride Business Resource Associate Group and issued supportive communications to all Jackson's associates. We have introduced panels and training opportunities for all associates and managers in this area, and have made significant charitable contributions to the Lansing Chapter of the National Association for the Advancement of Colored People, the Urban League of Middle Tennessee, and Facing History and Ourselves in Chicago. We will build on our longstanding existing activities and continue to engage with our associates on these issues.

In June we announced that Jackson had agreed to fully reinsure substantially all of its in-force fixed and fixed indexed annuity portfolio to Athene. In addition, Athene agreed to make a $500 million anchor equity investment in the US business, in return for an 11.1 per cent economic interest in the enlarged common equity of the US business. This illustrated successful progress on our third-party capital strategy, and meaningfully enhanced Jackson's capital position, with an estimated RBC ratio above 400 per cent at 30 June 2020, reflecting the benefit of the reinsurance transaction with Athene from 1st June and surplus generated in the period, but before the equity investment had completed, as we continue to build to an independent US business.

Adjusted operating profit10 fell (19) per cent in the period, largely as a result of the impact on DAC of market movements. Before allowing for DAC acceleration impacts, adjusted operating profit10, while reduced, was resilient (down by (6) per cent) despite market disruptions. Despite new business sales being lower, we maintained our leadership position in the annuities market.

A recent survey21 indicated that nearly two-thirds of financial professionals are having more frequent annuity conversations with clients during the pandemic and 68 per cent indicated that they are more likely to discuss annuities with clients in the future. Our conservative credit strategy protected our capital position, and the Athene reinsurance transaction reduces our exposure to credit risk going forward.

Jackson expects that the current declines in interest rates will lead to lower sales of fixed and fixed indexed annuities compared with 2019, for the near term. US adjusted operating profit10 is expected to remain sensitive at an operating level to the impact of equity markets on separate account balances, which drive fee revenues, and on DAC accounting effects. The reinsurance transaction with Athene, which reduced spread assets and liabilities, will lead to lower spread-related earnings, albeit with reduced exposure to credit risk as well. Additional portfolio repositioning after the reinsurance transaction has resulted in an even more conservative positioning in respect of US credit risk. Jackson's estimated RBC position is significantly improved from the year end and its operating capital generation is expected to remain strong.

We will continue to operate with discipline in this business, utilising our strong brand, our prudent product design and risk management, our award-winning service and our single stack operating platform, which has industry-leading cost advantages and is highly scalable.

Outlook

The Covid-19 outbreak has disrupted the global economy and our individual markets to varying degrees and at different periods, and the extent to which we may be affected in the remaining part of the year is uncertain. However, the long-term structural opportunities for us in Asia remain clear. Our multi-channel and multi-product approach, employing digital sales, fulfilment and premium collection, is continuing to deliver on those opportunities. In Asia we have operations in 15 markets, with a total of over 15 million customers, and we have outstanding product, platform and distribution strengths. We believe we are well positioned both to weather the disruption caused by the pandemic and to support our customers and communities for many years to come.

We remain focused on our strategic priorities, including to enable our investors to benefit to the fullest extent from the opportunity presented by our business in Asia. We continue to invest and innovate to meet important needs for Asia consumers, we operate a highly resilient business model, and we are dedicated to our purpose of helping people get the most out of life. Our proposed separation and divestment of Jackson would enable the Group to focus exclusively on our high-growth Asia and Africa businesses, and Prudential believe it would result in two separately listed companies with distinct investment propositions and improved strategic outcomes. The Group is confident that it will not only continue to demonstrate our agility and resilience through this period, but that we will emerge from it stronger, more digitally enabled and even better able to serve its customers.

Notes

Survey of our London and Asia colleagues.

Downloads as at 5 August 2020

Based on adjusted operating profit to 30 June 2020.

Based on full year 2019 (fiscal year 2020 for India). Sources include formal (eg competitors results release, local regulators and insurance association) and informal (industry exchange) market share data. Ranking based on new business (APE sales, weighted full year premium or full year premium depending on availability of data) or total weighted revenue premiums.

Comprising internal funds, primarily held by Asia insurance businesses, and external funds managed by Eastspring. Internal funds include internally managed funds held in joint ventures and associates but excludes assets attributable to external unit holders of the consolidated collective investment schemes alongside other adjustments.

On an actual exchange rate basis

CAGR is compound annual growth rate.

When compared against global competitors. Industry margin source: BCG Global Asset Management Market-Sizing Database 2020; BCG Global Asset Management Benchmarking Database 2020.

Under the Group's previous dividend policy, the first interim dividend would have been 12.28 cents per share.

Adjusted operating profit is management's primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the period is set out in note B1.1 of the IFRS financial statements.

Source: Swiss Re Sigma 2017. Insurance penetration calculated as premiums on per cent of GDP. Asia penetration calculated on a weighted population basis.

Source: Investment Company Institute, industry association and Lipper.

McKinsey & Company: Fast forward China: How COVID-19 is accelerating 5 key trends shaping the Chinese economy, May 2020

Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. As in previous years, we comment on our performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement

Growth calculated as new agent recruits over half year 2020 compared with half year 2019, excluding India.

Growth calculated agents as at half year 2020 compared with half year 2019, excluding India.

On a constant exchange rates basis Eastspring average funds under management over the half year to 30 June 2019 were $200.2 billion (actual exchange rate basis: $206.7 billion). Average funds under management over the period to 30 June 2020 were $224.1 billion.

Source: Willis Towers Watson Global Pension Asset Study 2019.
19
Annual Estimates of the Resident Population by Single Year of Age and Sex for the United States: 1 April 2010 to 1 July 2018. Source: US Census Bureau, Population Division.
20
2016 Federal Reserve Board's Triennial Survey of Consumer Finances.
21
Jackson® and the Insured Retirement Institute (IRI) surveyed 200 financial professionals between April 8 and April 17, 2020.
22
As compared with 2018 and before a planned $10 million increase in Africa costs as previously disclosed.

FINANCIAL REVIEW

IFRS Critical Accounting Policies

Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB and as endorsed by the EU (EU-endorsed IFRS). The Group's policy for preparing this condensed consolidated interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRSs and other policy improvements. EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 30 June 2020, there were no unendorsed standards effective for the period ended 30 June 2020 affecting the consolidated financial information of Prudential and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to Prudential. Prudential adopts mandatory requirements of new or altered EU-adopted IFRS when required, and may consider earlier adoption where permitted and appropriate in the circumstances.

The preparation of Prudential's consolidated financial statements requires the Group to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, which are both recognised and unrecognised (eg contingent liabilities) in the primary financial statements. Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets.

Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and that can potentially give rise to different results under different assumptions and conditions.

Prudential's critical accounting policies and the critical aspects of its estimates and judgements in determining the measurement of the Group's assets and liabilities are further discussed under 'IFRS Critical Accounting Policies' of the Group's 2019 annual report on Form 20-F. In preparing the unaudited condensed consolidated interim financial statements included elsewhere in this document, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were for the same items as those described therein, which are:

  -
  Classification of insurance and investment contracts;
  -
  Measurement of policyholder liabilities and unallocated surplus of with-profits funds;
  -
  Deferred acquisition costs for insurance contracts;
  -
  Financial investments – Valuation;
  -
  Financial investments – Determining impairment of 'available-for-sale' and 'amortised cost' assets; and
  -
  Carrying value of distribution rights intangible assets.

 Summary Consolidated Results and Basis of Preparation

The following table shows Prudential's consolidated total profit on an AER basis for the periods indicated.

	2020 $m	2019* $m

	Half year	Half year

Total revenue, net of reinsurance	(6,064)	52,539
Total charges, net of reinsurance and gain (loss) on disposal of businesses	6,660	(51,232)
Share of profits from joint ventures and associates, net of related tax	133	137

Profit before tax from continuing operations(being tax attributable to shareholders' and policyholders' returns)†	729	1,444
Less tax charge attributable to policyholders' returns	(66)	(285)

Profit before tax from continuing operations attributable to shareholders	663	1,159

Total tax charge	(195)	(286)
Remove tax attributable to policyholders' returns	66	285

Tax charge attributable to shareholders' returns	(129)	(1)

Profit from continuing operations for the period	534	1,158
Profit from discontinued operations for the period, net of related tax	–	835

Profit for the period	534	1,993

*
The half year 2019 comparative results have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars at 31 December 2019.
†
This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders.

Under IFRS, the pre-tax GAAP measure of profit is profit before policyholder and shareholder taxes. This measure is not relevant for reflecting pre-tax results attributable to shareholders principally because total corporate tax of the Group includes those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders as it is determined after deducting the cost of policyholder benefits and movement in the liability for unallocated surplus of with-profits funds after adjusting for tax borne by policyholders.

Accordingly, Prudential has chosen to explain its unaudited condensed consolidated interim results principally by reference to profit for the period, reflecting profit after tax. In explaining movements in profit for the period, reference is made to trends in profit before shareholder tax and the shareholder tax charge. The explanations of movement in profit before shareholder tax are shown below by reference to the profit analysis applied for segmental disclosure as shown in note B1 to Prudential's unaudited condensed consolidated interim financial statements. This basis is used by management and reported externally to the holders of shares listed on the London, Hong Kong and Singapore exchanges and to those financial markets. Separately, in this section, analysis of movements in profits before shareholder tax is provided by nature of revenue and charges.

Explanation of Movements in Profit after Tax and Profit before Shareholder
Tax by Reference to the Basis Applied for Segmental Disclosure

a)
Group overview

Profit after tax for half year 2020 was $534 million compared to a profit of $1,993 million in half year 2019. The profit after tax of $1,993 million in half year 2019 included $835 million from the demerged UK and Europe operations (M&G plc). Excluding this amount, the profit after tax from continuing operations in half year 2019 was $1,158 million. The decrease in profit from continuing operations after tax primarily reflects the movement in profit before tax attributable to shareholders which decreased from $1,159 million in half year 2019 to $663 million in half year 2020 and a $(128) million increase in the tax charge attributable to shareholders, which increased from $(1) million to $(129) million.

The decrease in IFRS profit before shareholder tax from $1,159 million in half year 2019 to $663 million in half year 2020 principally reflects the impact of lower interest rates, as well as lower equity market levels on our US guaranteed liabilities, only partially offset by gains on hedge instruments held for equity and interest rate related risk management purposes. The Group also benefitted from an $846 million pre-tax ($668 million post-tax) gain from the reinsurance transaction with Athene concluded in the period.

The effective tax rate on total IFRS profit was 19 per cent in the first half of 2020 (half year 2019: less than one per cent), reflecting a reduction from 2019 in non-tax-deductible investment related mark-to-market gains in Asia.

b)
Summary by business segment and geographical region

The Group's operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8, 'Operating Segments' on the basis of the management reporting structure and its financial management information. Further details on the Group's determination of operating segments is provided in the 'Basis of Performance' section.

The following table shows Prudential's IFRS consolidated total profit after tax for the periods indicated presented by summary business segment. The accounting policies applied to the segments below are the same as those used in the Group's consolidated accounts.

	2020 $m	2019 $m

	Half year	Half year

Asia	1,053	2,117
US	(79)	(272)
Unallocated to a segment*	(440)	(687)

Profit from continuing operations for the period	534	1,158
Profit from discontinued operations for the period, net of related tax	–	835

Total profit for the period	534	1,993

*
Includes interest payments on borrowings, corporate expenditure of head office functions and the operating results of Africa and the Group treasury function.

Asia

The following table shows the movement in profit arising from Asia operations and its components (insurance and asset management) for the periods indicated:

	2020 $m	2019 $m

	Half year	Half year

Insurance operations	1,140	2,228
Asset management	143	133

Profit before shareholder tax	1,283	2,361
Shareholder tax charge	(230)	(244)

Profit after tax	1,053	2,117

The decrease of $(1,064) million in profit after tax from $2,117 million in half year 2019 to $1,053 million in half year 2020 primarily reflects a decrease in the profit before shareholder tax of $(1,078) million from $2,361 million to $1,283 million, offset marginally by a decrease in shareholder tax charge from $(244) million to $(230) million.

The decrease of $(1,088) million in the profit before shareholder tax of insurance operations primarily reflects an unfavourable movement in non-operating items (explained below) of $(1,261) million from a gain of $811 million to a loss of $(450) million, offset partially by an increase in adjusted operating profit of $173 million from $1,417 million to $1,590 million. The increase of $173 million in adjusted operating profit includes a negative exchange translation impact of $(21) million. Excluding the currency volatility, adjusted operating profit was up 14 per cent or $194 million on a CER basis reflecting the benefits of our focus on high quality recurring premium business and diversified portfolio of scale businesses. The Asia life insurance adjusted operating profit growth is broad-based and at scale on a CER basis. Overall, nine insurance markets reported double-digit growth, with all nine delivering growth of 15 per cent or more.

The unfavourable change of $(1,088) million in non-operating items was primarily due to a negative change of $(992) million in short-term fluctuations in investment returns from a gain of $544 million to a loss of $(448) million. Falling interest rates in certain parts of Asia led to lower discount rates on certain policyholder liabilities under the local reserving basis applied, which were not fully offset by unrealised bond gains in the period, and is after a change in the calculation of the valuation interest rate in Hong Kong as discussed in note C3.1 to the unaudited condensed consolidated interim financial statements. This together with the effect of falling equity markets led to the overall negative short-term investment fluctuations in Asia. There was a further reduction of $(270) million period on period because of the non-recurrence of the gain on the disposal of businesses in half year 2019.

The increase of $10 million in the profit before shareholder tax of asset management operations from $133 million in half year 2019 to $143 million in half year 2020 includes an unfavourable exchange translation impact of $(3) million. Excluding the currency volatility, profit from Asia asset management operations was up 10 per cent or $13 million on a CER basis supported by a 12 per cent increase in average funds under management.

The effective shareholder tax rate on profit from Asia operations increased to 18 per cent in half year 2020 compared with 10 per cent in half year 2019, reflecting a reduction from 2019 in non-tax-deductible investment related mark-to-market losses.

US (Jackson)

The following table shows the movement in loss arising from US operations and its components (insurance and asset management) for the periods indicated:

	2020 $m	2019 $m

	Half year	Half year

Insurance operations	(202)	(431)
Asset management	10	16

Loss before shareholder tax	(192)	(415)
Shareholder tax credit	113	143

Loss after tax	(79)	(272)

The decrease of $193 million in loss after tax from a loss of $(272) million in half year 2019 to a loss of $(79) million in half year 2020 primarily reflects a decrease of $223 million in loss before shareholder tax from a loss of $(415) million to a loss of $(192) million, partially offset by a decrease in the shareholder tax credit from $143 million to $113 million.

The underlying profit on US insurance business (Jackson) predominantly arises from fee income on variable annuity business, spread income from interest sensitive products, such as fixed annuities and institutional products, and insurance margin, net of expenses measured on a US GAAP basis. In June 2020, Jackson reinsured substantially all of its in-force fixed and fixed indexed annuity portfolio to Athene Life Re Ltd. The profit or loss (including non-operating items) in any period also includes the incidence of realised gains and losses (including impairment) on assets classified as available-for-sale, fair value movement on derivatives and securities classified as fair valued through profit and loss and value movements on product guarantees.

The $223 million decrease in the loss before shareholder tax of the insurance operations is primarily due to a favourable movement in non-operating items of $529 million from a negative $(1,987) million to a negative $(1,458) million. This was offset partially by a decrease of $(300) million in adjusted operating profit from $1,556 million to $1,256 million. The negative $(1,458) million of non-operating items in half year 2020 includes mainly negative short-term fluctuations in investment returns of $(2,288) million offset by an $846 million pre-tax gain as a result of the Athene reinsurance transaction (as discussed further in note D1 to the unaudited condensed consolidated interim financial statements). Losses from short-term investment fluctuations of negative $(2,288) million in the period mainly reflect the effect of lower interest rates and lower equity markets on guarantee liabilities which exceeded the gains on derivatives in the period. The decrease of $(300) million in adjusted operating profit mainly reflects the impact of unfavourable DAC adjustments in the current period as compared to favourable DAC adjustments in the prior period. Before allowing for the impact of DAC amortisation acceleration in the current period (half year 2019: DAC amortisation deceleration), adjusted operating profit decreased by 6 per cent.

The effective shareholder tax rate on the loss from US operations was 59 per cent in half year 2020, compared with 35 per cent in half year 2019, principally driven by a proportionately larger impact of the tax benefit of the dividend received deduction in half year 2020 compared to half year 2019.

Unallocated to a segment

The following table shows the movement in the unallocated to a segment result for the periods indicated:

	2020 $m	2019 $m

	Half year	Half year

Loss before shareholder tax	(428)	(787)
Shareholder tax (charge) credit	(12)	100

Loss after tax	(440)	(687)

Total net charges for activity unallocated to a segment decreased by $247 million from $(687) million in half year 2019 to $(440) million in half year 2020. The $359 million decrease in the loss before shareholder tax from $(787) million to $(428) million is mainly due to the half year 2019 amount including $(253) million of costs incurred in connection with the preparation for the demerger of M&G plc from Prudential plc and $(110) million of interest payments related to core structural borrowings that were transferred to M&G plc in October 2019. These decreases are partly offset by increased restructuring costs of $(108) million (half year 2019: $(30) million). Restructuring costs reflect the Group's substantial and ongoing IFRS 17 project, and costs associated with the planned reduction in central overhead expenses.

The effective tax rate on the loss unallocated to a segment decreased to negative 3 per cent from positive 13 per cent in half year 2019 reflecting losses arising where, following the demerger of M&G plc, it is unlikely that relief will be available in future periods.

Basis of Performance Measures

Prudential management uses the alternative performance measure of adjusted operating profit for the reasons outlined below. The directors believe that this performance measure better reflects underlying performance. It is also reported externally to the holders of the shares listed on the London, Hong Kong and Singapore exchanges and to those financial markets.

The Group's operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8 'Operating Segments' on the basis of the management reporting structure and its financial management information.

Under the Group's management and reporting structure, its chief operating decision maker is the Group Executive Committee (GEC). In the management structure, responsibility is delegated to the Chief Executive Officers of the Group's Asia and US business units for the day-to-day management of their business units (within the framework set out in the Group Governance Manual). Financial management information used by the GEC aligns with these business segments. These operating segments derive revenue from both insurance and asset management activities.

Operations which do not form part of any business unit are reported as 'Unallocated to a segment'. These include head office costs in London and Hong Kong. The Group's Africa operations and treasury function do not form part of any operating segment under the structure, and their assets and liabilities and profit or loss before tax are not material to the overall financial position of the Group. The Group's treasury function and Africa operations are therefore also reported as 'Unallocated to a segment'.

Performance measure

The performance measure of operating segments utilised by the Company is adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit), as described below. This measurement basis distinguishes adjusted operating profit from other constituents of the total profit or loss as follows:

–
Short-term fluctuations in investment returns on shareholder-backed business. This includes the impact of short-term market effects on the carrying value of Jackson's guarantee liabilities and related derivatives as explained below;
–
Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and
–
Gain or loss on corporate transactions, such as the effect of the Jackson's reinsurance arrangement with Athene Life Re Ltd in half year 2020, disposals undertaken in the period and the costs related to the demerger of M&G plc from Prudential plc.

Determination of adjusted operating profit for investment and liability movements

(a)
With-profits business

For Asia's with-profits business in Hong Kong, Singapore and Malaysia, the adjusted operating profit reflects the shareholders' share in the bonuses declared to policyholders. Value movements in the underlying assets of the with-profits funds only affect the shareholder results through indirect effects of investment performance on declared policyholder bonuses and therefore, do not affect directly the determination of adjusted operating profit.

(b)
Unit-linked business including the US variable annuity separate accounts

The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the adjusted operating profit reflect the current period value movements in both the unit liabilities and the backing assets.

(c)
US variable annuity and fixed index annuity business

This business has guarantee liabilities which are measured on a combination of fair value and other US GAAP derived principles. These liabilities are subject to an extensive derivative programme to manage equity and interest rate exposures whose fair value movements pass through the income statement each period.

The following value movements for Jackson's variable and fixed index annuity business are excluded from adjusted operating profit. See note B1.2 note (ii) to the unaudited condensed consolidated interim financial statements:

–
Fair value movements for equity-based derivatives;
–
Fair value movements for guaranteed benefit options for the 'not for life' portion of Guaranteed Minimum Withdrawal Benefit (GMWB) and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance (see below);

–
Movements in the accounts carrying value of Guaranteed Minimum Death Benefit (GMDB), GMIB and the 'for life' portion of GMWB liabilities, (see below) for which, under the 'grandfathered' US GAAP applied under IFRS for Jackson's insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements (ie they are relatively insensitive to the effect of current period equity market and interest rate changes);
–
A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and
–
Related amortisation of deferred acquisition costs for each of the above items.

Guaranteed benefit options for the 'not for life' portion of GMWB and equity index options for the fixed index annuity business

The 'not for life' portion of GMWB guaranteed benefit option liabilities is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth rate of the account balance is based on the greater of US Treasury rates and current swap rates (rather than expected rates of return) with only a portion of the expected future guarantee fees included. Reserve value movements on these liabilities are sensitive to changes to levels of equity markets, implied volatility and interest rates. The equity index option for fixed index annuity business is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth is based on current swap rates.

Guaranteed benefit option for variable annuity guarantee minimum income benefit

The GMIB liability, which is substantially reinsured, subject to a deductible and annual claim limits, is accounted for using 'grandfathered' US GAAP. This accounting basis substantially does not recognise the effects of market movements. The corresponding reinsurance asset is measured under the 'grandfathered' US GAAP basis applied for IFRS in a manner consistent with IAS 39, 'Financial Instruments: Recognition and Measurement', and the asset is therefore recognised at fair value. As the GMIB is economically reinsured, the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(d)
Policyholder liabilities that are sensitive to market conditions

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between business units depending upon the nature of the 'grandfathered' measurement basis.

Movements in liabilities for some types of business do require bifurcation between the elements that relate to longer-term market condition and short-term effects to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the adjusted operating profit reflects longer-term market returns.

For certain Asia non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. Consequently, for these products, the charge for policyholder benefits in the adjusted operating profit reflects the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (as applied for the IFRS balance sheet) was used.

For other types of Asia non-participating business, expected longer-term investment returns and interest rates are used to determine the movement in policyholder liabilities for determining adjusted operating profit. This ensures assets and liabilities are reflected on a consistent basis.

(e)
Assets backing other shareholder-financed long-term insurance business

Except in the case of assets backing liabilities which are directly matched (such as unit-linked business) adjusted operating profit for assets backing shareholder-financed business is determined on the basis of expected longer-term investment returns. Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and, for both debt and equity-type securities, longer-term capital returns.

Debt securities and loans

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

–
Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the adjusted operating profit is reflected in short-term fluctuations in investment returns; and

–
The amortisation of interest-related realised gains and losses to adjusted operating profit to the date when sold bonds would have otherwise matured.

As at 30 June 2020, the level of unamortised interest-related realised gains and losses related to previously sold bonds was a net gain of $1,301 million (30 June 2019: net gain of $738 million).

For Asia insurance operations, realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

For US insurance operations, Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2 note (ii)(c).

Equity-type securities

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Different rates apply to different categories of equity-type securities.

For Asia insurance operations, investments in equity securities held for non-linked shareholder-backed business amounted to $5,712 million as at 30 June 2020 (30 June 2019: $2,904 million). The rates of return applied for 2020 ranged from 4.6 per cent to 17.6 per cent (30 June 2019: 5.2 per cent to 17.6 per cent) with the rates applied varying by business unit. These rates are broadly stable from period to period but may be different between regions reflecting, for example, differing expectations of inflation in each business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures accounted for using the equity method are determined on a similar basis as the other Asia insurance operations described above.

For US operations, as at 30 June 2020, the equity-type securities for non-separate account operations amounted to $1,854 million (30 June 2019: $1,499 million).The longer-term rates of return for income and capital applied in 2020 and 2019, which reflect the combination of the average risk-free rates over the period and appropriate risk premiums, are as follows:

	2020	2019

	Half year	Half year

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	4.9% to 5.8%	6.0% to 6.7%
Other equity-type securities such as investments in limited partnerships and private equity funds	6.9% to 7.8%	8.0% to 8.7%

Derivative value movements

Generally, derivative value movements are excluded from adjusted operating profit. The exception is where the derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in adjusted operating profit. The principal example of derivatives whose value movements are excluded from adjusted operating profit arises in Jackson.

Equity-based derivatives held by Jackson are as discussed above in section (c) above. Non-equity based derivatives held by Jackson are part of a broad-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of other comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based product options.

(f)
Fund management and other non-insurance businesses

For these businesses, the determination of adjusted operating profit reflects the underlying economic substance of the arrangements. Generally, realised gains and losses are included in adjusted operating profit with temporary unrealised gains and losses being included in short-term fluctuations. In some instances, realised gains and losses on derivatives and other financial instruments are amortised to adjusted operating profit over a time period that reflects the underlying economic substance of the arrangements.

Analysis of adjusted operating profit

The following tables reconcile Prudential's total profit attributable to shareholders to adjusted operating profit.

	Half year 2020 $m

Analysis of profit (loss) before tax attributable to shareholders' returns:	Asia	US	Total segment	Unallocated to a segment	Group total

Profit (loss) for the period	1,053	(79)	974	(440)	534
Tax charges (credit) attributable to shareholders	230	(113)	117	12	129

Profit (loss) before tax	1,283	(192)	1,091	(428)	663
Loss (gain) from short-term fluctuations in investment returns on shareholder-backed businesses	448	2,288	2,736	(30)	2,706
Other non-operating (gain) loss	2	(830)	(828)	—	(828)

Adjusted operating profit (loss)	1,733	1,266	2,999	(458)	2,541

	Half year 2019 $m (AER)

Analysis of profit (loss) before tax attributable to shareholders' returns:	Asia	US	Total segment	Unallocated to a segment	Group total

Profit (loss) for the period	2,117	(272)	1,845	(687)	1,158
Tax charges (credit) attributable to shareholders	244	(143)	101	(100)	1

Profit (loss) before tax	2,361	(415)	1,946	(787)	1,159
(Gain) loss from short-term fluctuations in investment returns on shareholder-backed businesses	(544)	1,968	1,424	31	1,455
Other non-operating (gain) loss	(267)	19	(248)	253	5

Adjusted operating profit (loss)	1,550	1,572	3,122	(503)	2,619

	Half year 2019 $m (CER)

Analysis of profit (loss) before tax attributable to shareholders' returns:	Asia	US	Total segment	Unallocated to a segment	Group total

Profit (loss) for the period	2,104	(272)	1,832	(673)	1,159
Tax charges (credit) attributable to shareholders	239	(143)	96	(97)	(1)

Profit (loss) before tax	2,343	(415)	1,928	(770)	1,158
(Gain) loss from short-term fluctuations in investment returns on shareholder-backed businesses	(553)	1,968	1,415	30	1,445
Other non-operating (gain) loss	(264)	19	(245)	246	1

Adjusted operating profit (loss)	1,526	1,572	3,098	(494)	2,604

Explanation of Performance and Other Financial Measures

IFRS profit

	Actual exchange rate			Constant exchange ratenote(i)

	Half year 2020 $m	Half year 2019 $m	Change %	Half year 2019 $m	Change %

Continuing operations:
Asia
Long-term business	1,590	1,417	12	1,396	14
Asset management	143	133	8	130	10

Total Asia	1,733	1,550	12	1,526	14

US
Long-term business	1,256	1,556	(19)	1,556	(19)
Asset management	10	16	(38)	16	(38)

Total US	1,266	1,572	(19)	1,572	(19)

Other income and expenditure	(350)	(473)	26	(466)	25

Total adjusted operating profit before tax and restructuring costs	2,649	2,649	–	2,632	1
Restructuring and IFRS 17 implementation costs	(108)	(30)	(260)	(28)	(286)

Total adjusted operating profit before taxnote(ii)	2,541	2,619	(3)	2,604	(2)

Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed businessnote(iii)	(2,706)	(1,455)	(86)	(1,445)	(87)
Amortisation of acquisition accounting adjustments	(18)	(22)	18	(21)	14
Gain on disposal of businesses and corporate transactions	846	17	n/a	20	n/a

Profit from continuing operations before tax attributable to shareholders	663	1,159	(43)	1,158	(43)
Tax (charge) credit attributable to shareholders' returns	(129)	(1)	n/a	1	n/a

Profit from continuing operations for the period	534	1,158	(54)	1,159	(54)
Profit from discontinued operations	—	835	n/a	813	n/a

Profit for the period	534	1,993	(73)	1,972	(73)

Notes

(i)
For half year 2019, the CER results are calculated using the half year 2020 average exchange rate.
(ii)
The Group provides supplementary analysis of IFRS profit before tax attributable to shareholders so as to distinguish adjusted operating from other elements of total profit. Adjusted operating profit is the basis on which management regularly reviews the performance of Prudential's segments as defined by IFRS 8. Further discussion on the determination of adjusted operating profit is provided in B1.3 to the unaudited condensed consolidated interim financial statements and section 'Basis of Performance Measures' above.
(iii)
Short-term fluctuations in investment returns on shareholder-backed business comprise:

	2020 $m	2019 $m (AER)

	Half year	Half year

Asia operations	(448)	544
US operations	(2,288)	(1,968)
Other operations	30	(31)

Total	(2,706)	(1,455)

Further details on the short-term fluctuations in investment returns from continuing operations are provided below and in note B1.2 to the unaudited condensed consolidated interim financial statements.

Earnings per share

	Actual exchange rate			Constant exchange rate

	Half year 2020 cents	Half year 2019 cents	Change %	Half year 2019 cents	Change %

Basic earnings per share based on adjusted operating profit after tax from continuing operations	79.0	84.5	(7)	84.3	(6)
Basic earnings per share based on:
Total profit after tax from continuing operations	19.7	44.6	(56)	44.8	(56)
Total profit after tax from discontinued operations	–	32.3	n/a	31.5	n/a

The Group has demonstrated positive operating results while supporting our colleagues, distributors, customers and communities during the disruption caused by Covid-19, and continuing to invest for the future and deliver on our strategic objectives. These 2020 half year results reflect the first full period of financial reporting after the demerger of M&G plc in October 2019.

Our businesses in Asia delivered a 14 per cent1 increase in adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit2), reflecting the benefits of our well positioned and broad-based portfolio, which has long focused on high quality, recurring premium business.

Our US business delivered a robust performance in particularly challenging market conditions, with its risk management process working as planned, while delivering operating in-force capital generation in line with our expectations. This, alongside the benefit from the reinsurance transaction with Athene, resulted in an estimated 30 June RBC ratio for Jackson of above 400 per cent as well as delivering a material reduction in credit-related exposure. The $500 million investment by Athene into the US business completed in July and contributed around 24 percentage points to Jackson's coverage ratio3.

The first half of 2020 saw high levels of macro volatility. In the US, the S&P 500 index fell (20) per cent over the first quarter before recovering by 20 per cent in the second, resulting in a (4) per cent decline over the first half of the year. In Asia, equity indices were similarly volatile, with the MCSI Asia ex Japan index 18 per cent down in the first quarter and up 17 per cent in the second. Government bond yields were lower over the period, notably with the US 10-year government bond yield ending the period at 0.7 per cent (31 December 2019: 1.9 per cent). The first half of 2020 also saw significant volatility in credit spreads, for example spreads on US dollar denominated A-rated corporate bonds rose by 184 per cent in the first quarter and fell by 48 per cent in the second quarter.

In comparative results for the first six-months of 2019, which have been re-presented in US dollars following the change in presentational currency in our 2019 Annual Report, discontinued operations refer to the results of M&G plc which was demerged in October 2019. As in previous years, growth rates referred to are on a constant exchange rate basis unless otherwise stated.

Covid-19

As described in this report, the Group has risen to the operational challenges presented by Covid-19. In terms of financial performance, the containment measures taken by governments across the globe have impacted sales levels and new business profitability in the first half of 2020, albeit we have seen strong recoveries in those markets where measures have eased such as China. These impacts are discussed later in this report. The sales trajectory going forward will remain at risk to further restrictions on movement for both our customers and distributors. The impact that Covid-19 has had on markets, with lower interest rates and equity markets, has negatively impacted profitability in the period as discussed below. The sensitivity of our IFRS, EEV and capital metrics to further market movements are set out in the financial statements later in this document.

In terms of the balance sheet, experience has largely been within our operating assumptions and no strengthening of assumptions has been required at 30 June 2020. In Asia, where we focus on health and protection business, we have seen very low levels of Covid-19 claims to date. We have provided our customers with premium grace periods in line with local regulations but no significant impacts on our financial position have arisen to date. There have been no impairments to goodwill or intangible assets at 30 June 2020 and we will continue to review for triggers for impairment in line with our normal accounting procedures. Our investments are largely at fair value in the balance sheet and no significant changes to our valuation procedures have been applied. There has been a small increase in losses on bonds sold by Jackson during the first half of 2020 to $(148) million (2019: $(24) million on an actual exchange rate basis) given the widening of credit spreads, especially in the first quarter.

Finally, our liquidity position remains healthy with $1.9 billion of central liquidity at 30 June 2020 alongside $2.6 billion of undrawn committed facilities. We have not breached any of the requirements of our core structural borrowings nor modified any of their terms.

Adjusted operating profit before tax from continuing operations

For the first half of 2020, Prudential's adjusted operating profit2 from continuing operations was $2,541 million ((2) per cent lower than the same period in 2019 on a constant exchange rate and (3) per cent lower on an actual exchange rate basis).

This reflects the combination of a 14 per cent1 increase in adjusted operating profit2 from our Asia life and asset management operations, offset by a (19) per cent decrease in adjusted operating profit2 from our US business, and lower central expenses. The decline in US adjusted operating profit2 is driven by unfavourable DAC accounting adjustments in the current period and favourable DAC accounting adjustments in the prior period. Before allowing for DAC acceleration in the current period (2019: DAC deceleration), US adjusted operating profit2 decreased by 6 per cent.

Central expenses were 7 per cent1 lower than the prior period reflecting a reduction in interest expense on core borrowings following the transfer of debt to M&G plc in 2019, partly offset by increased restructuring costs of $(108) million (2019: $(30) million4). Restructuring costs reflect the Group's substantial and ongoing IFRS 17 project, and costs associated with the planned reduction in central overhead expenses. During the first half of 2020 our head office activities incurred costs of $(205) million (2019: $(212) million4). We remain on track to deliver total annualised savings of circa $180 million5 and have currently completed actions to deliver $160 million, targeting a revised run-rate from 1 January 20216.

IFRS basis non-operating items from continuing operations

Non-operating items in the first half of 2020 consist of short-term fluctuations in investment returns on shareholder-backed business of negative $(2,706) million (2019: negative $(1,455) million4), $846 million of net gains arising from the US reinsurance transaction with Athene (2019: gains on other corporate transactions of $17 million4), and the amortisation of acquisition accounting adjustments of negative $(18) million (2019: negative $(22) million4) arising mainly from the REALIC business acquired by Jackson in 2012.

Negative short-term fluctuations comprised negative $(448) million for Asia (2019: positive $544 million4), negative $(2,288) million in the US (2019: negative $(1,968) million) and positive $30 million in other operations (2019: negative $(31) million4).

Falling interest rates in certain parts of Asia led to lower discount rates on certain policyholder liabilities under the local reserving basis applied, which were not fully offset by unrealised bond gains in the period. This together with the effect of falling equity markets led to the overall negative short-term investment fluctuations in Asia.

In the US, a significant portion of our liabilities are fair valued under 'grandfathered' US GAAP (the basis of our IFRS reporting) and, among other factors, assume that future market returns follow the risk-free curve. The sharp decline in US interest rates, alongside lower equity markets, in the period resulted in a significant increase in these liabilities leading to accounting losses. These were only partially offset by gains on equity and interest rate derivatives held to protect the economics of the business from large movements in investment markets and for which a degree of variability is accepted within the accounting results. Further discussion of Jackson's non-operating items is contained in the US section of this report.

After allowing for non-operating items, the total profit after tax from continuing operations was $534 million (2019: $1,158 million1).

In addition to the effects recorded directly in the reported after-tax profit as described above, movements on the Group's IFRS shareholders' funds also reflect the transfer of assets to Athene as part of the reinsurance transaction, reducing cumulative unrealised gains on debt securities by $(1.8) billion largely mitigated by the positive effect of lower interest rates in the period on the valuation of Jackson's debt securities. Overall IFRS shareholders' funds were $19.1 billion (31 December 2019: $19.5 billion4).

IFRS effective tax rates

In the first half of 2020, the effective tax rate on adjusted operating profit was 18 per cent (2019: 16 per cent). This expected higher rate reflects losses arising in other operations on which no tax relief is expected to be available in future periods.

The effective tax rate on total IFRS profit in the first half of 2020 was 19 per cent (2019: less than 1 per cent), reflecting a reduction from 2019 in non-taxable investment-related mark-to-market gains arising in Asia.

Corporate transactions

Extension of Thailand bancassurance partnership

On 19 March, the Group announced that its Thailand business had entered into a strategic bancassurance partnership with TMB Bank Public Company Limited (TMB) with an initial term of 15 years to provide Prudential's suite of health and wealth solutions to TMB's customer base. The new agreement significantly expands and extends Prudential's partnership with Thanachart Bank to TMB Bank, which, following their merger, is the sixth largest bank by deposits and fourth largest bank by branches in Thailand.

The extended exclusive partnership agreement will commence on 1 January 2021 and until this time the current arrangement with Thanachart Bank will continue. The fee for extending the current arrangements was Thai Baht 24.5 billion (equivalent to US$754 million based on the exchange rate at 18 March 2020), with Thai Baht 12.0 billion paid in April 2020 and the remainder due on 1 January 2021.

Jackson reinsurance of fixed and fixed indexed annuity business

In June 2020, Jackson reinsured substantially all of its in-force portfolio of US fixed and fixed indexed annuities with Athene (circa $27.6 billion of liabilities). The transaction excluded liabilities relating to Jackson's legacy life and institutional business, the REALIC portfolio and group pay-out annuity business reinsured from John Hancock as well as investments in the general account by the variable annuity policyholders. At 30 June 2020 these remaining liabilities, net of reinsurance, totalled $34.8 billion, the vast majority of which attract spread type earnings. The transaction improved the capital position of Jackson by increasing the Jackson RBC ratio by 69 percentage points and the Group's LCSM cover ratio by 25 percentage points. This is discussed further in the 'Group capital position' section below and the 'Local statutory capital – Jackson National Life' section within the discussion on the US financial performance.

The reinsurance agreement was effective on 1 June 2020 and resulted in an IFRS pre-tax gain recorded through the profit and loss account of $846 million. After allowing for tax and the reduction in unrealised gains recorded directly in other comprehensive income, the impact of the reinsurance transaction on IFRS shareholders' equity is a reduction of $(1,135) million7. The policies reinsured to Athene contributed around $100 million to adjusted operating profit in 2019.

In June 2020, Prudential announced an agreement with Athene for its subsidiary Athene Life Re Ltd to invest $500 million in Prudential's US business in return for an 11.1 per cent economic interest for which the voting interest is 9.9 per cent. This transaction subsequently completed on 17 July 2020 and so will be accounted for in the second half of 2020. If the transaction had completed at 30 June, the effect on the Group's 30 June 2020 IFRS shareholders' funds would be a further reduction of $(0.6) billion3.

Group capital position

Prudential is applying the local capital summation method (LCSM) that has been agreed with the Hong Kong Insurance Authority (IA) to determine Group regulatory capital requirements until the Group-wide Supervision (GWS) Framework is effective. The timing of finalisation and implementation of the GWS Framework remains uncertain, although it is expected to become effective in early 2021. The Legislative Council of the Hong Kong Special Administrative Region approved the enabling primary legislation in July and further implementation guidance is expected in due course. Subject to that guidance, we currently expect the GWS methodology to be largely consistent with that applied under LCSM.

The estimated shareholder LCSM cover ratio8 at 30 June 2020 was 334 per cent (31 December 2019: 309 per cent) and included a 25 per cent benefit from the Athene reinsurance transaction.

Overall, LCSM surplus over group minimum capital requirements increased by $2.9 billion since 31 December 2019 to $12.4 billion9 at the end of June. LCSM in-force operating capital generation in the period was $1.2 billion, which supported $(0.2) billion of investment in new business. Non-operating items (excluding corporate transactions) were positive overall and contributed $2.6 billion to surplus and was after an increase in required capital of $0.8 billion, largely as a result of market movements in the period. This positive contribution arose largely from the derivative gains in Jackson more than offsetting the effect of market movements on policyholder liabilities as well the introduction of the new Singapore risk-based capital framework (RBC2) effective 31 March 2020. Corporate transactions had a broadly neutral impact with the inorganic investment in Asia offsetting the benefit of the Athene reinsurance deal. The payment of the 2019 second interim reduced the surplus by $0.7 billion.

The 30 June 2020 Jackson local statutory results reflect a $0.8 billion benefit from the reinsurance of the in-force portfolio of Jackson's US fixed and fixed indexed annuity liabilities to Athene Life Re Ltd effective from 1 June 2020, which similarly benefits the Group's LCSM surplus over Group minimum capital requirement.

The $500 million equity investment in Prudential's US business from Athene Life Re Ltd in return for an 11.1 per cent economic interest completed in July 2020 and so will be reflected in the second half of 2020. The net impact of this transaction is a further $0.2 billion reduction in the Group LCSM shareholder surplus with the cover ratio increasing by a further 6 per cent assuming this transaction had completed as at 30 June 2020.

More information is set out in note I(i) of the Additional unaudited financial information. The Group's LCSM position is resilient to external macro movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional unaudited financial information, alongside further information on the basis of calculation of the LCSM measure.

	30 June 2020		31 December 2019

Estimated Group LCSM capital position[8]	Total	Shareholder*	Total	Shareholder*

Available capital ($ billion)	37.0	17.7	33.1	14.0
Group minimum capital requirement (GMCR) ($ billion)	11.5	5.3	9.5	4.5
LCSM surplus (over GMCR) ($ billion)	25.5	12.4	23.6	9.5
LCSM ratio (over GMCR) (%)	323%	334%	348%	309%

*
The shareholder LCSM amounts exclude the available capital and minimum capital requirements of the participating business in Hong Kong, Singapore and Malaysia.

Financing and liquidity

Net core structural borrowings of shareholder-financed businesses

	30 June 2020 $m	30 June 2019 $m	31 December 2019 $m

Subordinated debt substituted to M&G plc in 2019	—	3,931	—
Other core structural borrowings	6,499	5,539	5,594

Total borrowings of shareholder-financed businesses	6,499	9,470	5,594
Less: holding company cash and short-term investments	(1,907)	(3,010)	(2,207)

Net core structural borrowings of shareholder-financed businesses	4,592	6,460	3,387

Gearing ratio*	19%	21%	15%

*
Net core structural borrowings as proportion of IFRS shareholders' funds plus net debt, as set out in note II of the Additional unaudited financial information.

The total borrowings of the shareholder-financed businesses increased by $0.9 billion, from $5.6 billion to $6.5 billion in the first half of 2020. This reflected the issuance of $1,000 million 3.125 per cent notes in April 2020 raised for general corporate purposes including to support the growth of the business. The Group had central cash resources of $1.9 billion at 30 June 2020 (31 December 2019: $2.2 billion), resulting in net core structural borrowings of the shareholder-financed businesses of $4.6 billion at end of June 2020 (31 December 2019: $3.4 billion).

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group has access to funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes.

Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $506 million in issue at the end of the first half of 2020 (31 December 2019: $520 million).

As at 30 June 2020, the Group had a total of $2.6 billion of undrawn committed facilities, expiring in 2025. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2020.

In addition to the Group's traditional sources of liquidity and financing, Jackson also has access to funding via the Federal Home Loan Bank of Indianapolis with advances secured against collateral posted by Jackson. Given the wide range of Jackson's product set and breadth of its customer base including retail, corporate and institutional clients, further sources of liquidity also include premiums and deposits.

Cash remittances

Prudential's consolidated cash flow includes the movement in cash included within both policyholders' and shareholders' funds, such as cash in the with-profits fund. Prudential therefore believes that it is more relevant to consider individual components of the movement in holding company cash flow which relate solely to the shareholders.

Holding company cash flow10

	Actual exchange rate

	Half year 2020* $m	Half year 2019* $m	Change %

From continuing operations

Asia excluding ICICI Prudential proceeds	400	329	22
ICICI Prudential proceeds	—	249	(100)

Total Asia	400	578	(31)
Jackson	—	509	(100)
Other operations	32	6	433

Total net cash remitted from continuing operations	432	1,093	(60)
From discontinued operations
M&G plc	—	453	(100)

Net cash remitted by business units	432	1,546	(72)

Central outflows	(172)	(288)
Dividends paid	(674)	(1,108)
Other movements	203	(1,282)

Total holding company cash flow	(211)	(1,132)

Cash and short-term investments at the beginning of the period	2,207	4,121
Foreign exchange and other movements	(89)	21

Cash and short-term investments at the end of the period	1,907	3,010

*
The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed Group holding companies.

Cash remitted to the Group from continuing operations in the first half of 2020 amounted to $432 million, including $400 million from Asia. Asia remittances in the first half of 2019 included $249 million in respect of capital proceeds from the required sale of shares in the Group's Indian JV, ICICI Prudential. Excluding this amount, Asia remittances were up 22 per cent compared with the same period last year.

Cash remittances were used to meet central costs of $(172) million and to pay dividends of $(674) million. Central costs include net interest paid of $(147) million and a net tax benefit, which is not expected to recur going forward, of $94 million.

Other movements of $203 million includes the proceeds of the issuance of $1 billion of senior debt in April 2020 offset by central contributions to the funding of Asia strategic growth initiatives, principally payments for bancassurance distribution agreements, including TMB and UOB. Further information is contained in note I(iii) of the Additional unaudited financial information.

Cash and short-term investments totalled $1.9 billion at the end of June 2020 (30 June 2019: $3.0 billion4; 31 December 2019: $2.2 billion4).

The Group will seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows. As discussed in the Summary Overview of Operating and Financial Review and Prospects section, Prudential plc does not currently expect Jackson to remit any regular dividends in 2020 or 2021 prior to the intended IPO.

Shareholders' funds

	IFRS

	Half year 2020 $m	Half year 2019 $m	Full year 2019 $m

Adjusted operating profit after tax and non-controlling interests from continuing operations[11]	2,052	2,183	4,528

Profit after tax for the period[11]	512	1,987	783
Exchange movements, net of related tax	(200)	47	2,943
Unrealised gains and losses on US fixed income securities classified as available-for-sale (before the impact of Jackson's reinsurance with Athene)	1,781	2,233	2,679
Impact of Jackson's reinsurance with Athene	(1,803)	—	—
Demerger dividend in specie of M&G plc	—	—	(7,379)
Other dividends	(674)	(1,108)	(1,634)
Other	17	(90)	117

Net (decrease) increase in shareholders' funds	(367)	3,069	(2,491)
Shareholders' funds at beginning of the period	19,477	21,968	21,968

Shareholders' funds at end of the period	19,110	25,037	19,477

Shareholders' value per share[12]	732¢	963¢	749¢

Group IFRS shareholders' funds in the 6 months to 30 June 2020 decreased by (2) per cent4 to $19.1 billion (31 December 2019: $19.5 billion4), largely reflecting profit after tax for the period being more than offset by dividends paid in the period of $(0.7) billion and foreign exchange movements of $(0.2) billion.

Asia

Operational and financial highlights

While the evolving impact of Covid-19 containment measures across the region impacted new business sales volumes and associated profitability in the first half of 2020, the strength of our franchise was evident from the improvement in new business sales in markets where restrictions have eased, and a positive in-force performance which underpinned a 14 per cent1 increase in adjusted operating profit2.

This level of growth, in a disrupted and volatile period, reflects the benefit of our focus on high quality, recurring premium business, supported by a diverse portfolio of well-positioned, at scale, market operations supporting profit progression across market cycles.

Local statutory capital

We maintained a strong balance sheet with a shareholder LCSM surplus over the regulatory minimum capital requirement of $6.5 billion and coverage ratio of 308 per cent at 30 June 2020 (31 December 2019: $4.7 billion and 253 per cent). This increase in surplus and ratio includes the adoption of the new RBC2 regime in Singapore at the end of March and is after allowing for revisions to the local Hong Kong solvency position from a change in the calculation of the Hong Kong valuation interest rate (VIR). If our with-profits funds in Hong Kong, Singapore and Malaysia are added the surplus increases to $19.6 billion (31 December 2019: $18.8 billion). We seek to safeguard our business from market volatility through our strong focus on protection products and our prudent asset and liability management strategy.

IFRS earnings

Overall Asia adjusted operating profit2 increased by 14 per cent1 to $1,733 million, driven by a 14 per cent1 increase in life insurance adjusted operating profit2, alongside a 10 per cent1 increase at Eastspring.

This growth reflects the benefits of our focus on high quality recurring premium business and diversified portfolio of scale businesses, with over 87 per cent of our total life income13 (excluding other income described below) driven by insurance margin and fee income (2019: 86 per cent1), again supporting profit progression across market cycles.

Our Asia life insurance adjusted operating profit2 growth is broad-based and at scale. Overall, nine insurance markets reported double-digit growth1, with all nine delivering growth of 15 per cent1 or more. At a market level, highlights include Hong Kong up 21 per cent1 to $412 million, Singapore up 20 per cent1 to $262 million, Malaysia up 16 per cent1 to $158 million and China up 17 per cent1 to $101 million. Adjusted operating profit2 in Indonesia was $249 million, marginally lower than the prior period.

Profit margin analysis of Asia long-term insurance and asset management operations14

	Actual exchange rate				Constant exchange rate

	Half year 2020		Half year 2019		Half year 2019

	$m	Margin bps	$m	Margin bps	$m	Margin bps

Spread income	146	79	154	111	150	107
Fee income	135	97	144	109	140	106
With-profits	58	17	53	19	52	19
Insurance margin	1,287		1,103		1,086
Other income	1,440		1,544		1,528

Total life income	3,066		2,998		2,956
Expenses:
Acquisition costs	(864)	(52)%	(1,038)	(41)%	(1,029)	(41)%
Administration expenses	(711)	(219)	(708)	(261)	(695)	(256)
DAC adjustments	117		170		169
Share of related tax charges from joint ventures and associates	(18)		(5)		(5)

Long-term insurance business pre-tax adjusted operating profit	1,590		1,417		1,396
Eastspring	143		133		130

Adjusted operating profit from long-term business and asset management	1,733		1,550		1,526
Tax charge	(260)		(217)		(214)

Adjusted operating profit after tax for the period	1,473		1,333		1,312
Non-operating (loss) profit after tax	(420)		784		792

Profit for the period after tax	1,053		2,117		2,104

Our adjusted operating profit2 continues to be based on high-quality drivers. The overall 14 per cent1 growth in Asia life insurance adjusted operating profit2 to $1,590 million (2019: $1,396 million1) was driven principally by 19 per cent1 growth in insurance margin-related revenues and reflects our ongoing focus on recurring premium health and protection products and the associated continued growth of our in-force business. Renewal premiums12, reflecting the long-term nature of our insurance business, grew 6 per cent4.

Fee income decreased by (4) per cent1, reflecting the impact of weaker equity markets in the period, while spread income decreased by (3) per cent1 driven by lower interest rates in the period.

With-profits earnings relate principally to the shareholders' share in bonuses declared to policyholders. As these bonuses are typically weighted to the end of a contract, under IFRS, with-profit earnings consequently emerge only gradually over time. The 12 per cent1 growth in with-profits earnings reflects the ongoing growth in these portfolios.

Other income primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses. As such, the (6) per cent1 decrease from half year 2019 largely reflects lower new business volumes, whereas new business acquisition expense fell (16) per cent1 to $(864) million. The ratio of shareholder acquisition costs to shareholder-related APE sales (excluding with-profits-related sales) increased to 69 per cent (2019: 66 per cent on an actual exchange rate basis), reflecting changes to product and geographical mix. Administration expenses, including renewal commissions, increased by 2 per cent1 reflecting in-force business growth.

Asset management

	Actual exchange rate

	Half year 2020 $m	Half year 2019 $m	Change %

Total external net flows*[15]	(8,362)	3,956	n/a

External funds under management* ($bn)	82.4	85.2	(3)
Funds managed on behalf of M&G plc ($bn)	15.7	24.9	(37)
Internal funds under management ($bn)	121.6	105.6	15

Total funds under management ($bn)	219.7	215.7	2

Analysis of adjusted operating profit
Retail operating income	188	191	(2)
Institutional operating income	125	118	6

Operating income before performance-related fees	313	309	1
Performance-related fees	2	1	100

Operating income (net of commission)	315	310	2
Operating expense	(157)	(157)	—
Group's share of tax on joint ventures' adjusted operating profit	(15)	(20)	25

Adjusted operating profit	143	133	8

Adjusted operating profit after tax	126	117	8

Average funds managed by Eastspring	$224.1bn	$206.7bn	8
Fee margin based on operating income	28bps	30bps	(2)bps
Cost/income ratio[12]	50%	51%	(1)ppts

*
Excluding $15.7 billion of funds managed on behalf of M&G plc.

Eastspring's total funds under management were $219.7 billion at 30 June (31 December 2019: $241.1 billion4), reflecting third-party net outflows and lower equity markets in the period. Funds under management were 5 per cent higher than at the end of March ($209 billion) due to positive Asia life flows and equity market recovery.

Third-party outflows15 of $(8.4) billion reflected the impact, following the Covid-19 pandemic, of higher market volatility on retail funds, notably in a number of retail bond funds in Thailand. In addition, there were $(7.3) billion net outflows from funds managed on behalf of M&G plc and further outflows are anticipated in the second half of 2020.

The strength of our combined asset management and insurance franchise was demonstrated through internal net flows remaining positive over the period at $2.9 billion. The structural benefit of this source of flows is evident in the 15 per cent4 increase in internal funds under management from our Asia and US businesses over the last year.

Market movements for equity funds were negative (MSCI Asia fell 5.5 per cent since 31 December 2019), but were largely mitigated by strong market movements on bond funds.

Compared with the prior period, Eastspring's average funds under management increased by 8 per cent4 (12 per cent17 on a constant exchange rate basis), reflecting the benefit of strong net inflows over the second half of 2019 and the acquisition of TFUND in December 2019.

Eastspring's adjusted operating profit2 of $143 million was 8 per cent above the prior period on an actual exchange rate basis (10 per cent on a constant exchange rate basis). Operating income (net of commission) increased by 2 per cent4 with the benefit of higher average funds under management being partly offset by adverse client and asset mix effects that reduced the fee margin based on operating income to 28 basis points (2019: 30 basis points4). Cost discipline remains robust, with operating costs in line with the prior period, with the resulting cost/income ratio12 (1) per cent4 lower at 50 per cent.

Return on segment equity

The benefit of our focus on profitable and capital efficient health and protection, with-profit and asset management businesses is evident in the attractive 26 per cent (2019: 30 per cent) operating return delivered on average segment equity12,16 over the first half of 2020.

United States

Operational and financial highlights

The financial performance of the US business in the first half of 2020 reflects the robust performance of Jackson's risk management processes, including its disciplined approach to product pricing, in a period of extreme macro volatility with lower equity markets and risk free rates. This is evident from Jackson's estimated RBC ratio, which is above 400 per cent at 30 June 2020 (31 December 2019: 366 per cent) and includes a 69 percentage point uplift from the reinsurance transaction with Athene announced in June. We estimate that the annual effect on statutory operating capital generation from policies being reinsured to Athene will be a reduction of circa $150 million. While not reflected in the half year's results, Athene's previously announced equity investment into the US business completed as expected in July 2020 and represents an important step on Jackson's path to independence. Assuming this transaction had completed at end-June, Jackson's estimated RBC ratio would have been above 425 per cent.

The reinsurance transaction has also acted to increase Jackson's resilience to credit market stress. As at 30 June 2020, if 20 per cent of the general account credit assets were to be instantaneously downgraded by 1 whole letter rating, the RBC ratio would fall by circa 12 percentage points (31 March 2020: circa 16 percentage points).

The US started to see the effects of the Covid-19 outbreak in March, with stay-at-home orders in many states and increased market volatility. Total new business sales (including $1.3 billion of single premium institutional sales) were down from the first and second half of 2019. In general, policyholders are remaining invested and not making significant shifts in their allocations. Even as close to 100 per cent of associates in the US are now working from home, industry-leading service levels are being maintained and our wholesaling teams are working closely with distributors to help them serve new and existing clients through virtual platforms.

All of the results below reflect the whole US segment, except for the discussion on local statutory capital which covers Jackson National Life only.

Movement in policyholder liabilities

	Half year 2020 $m		Half year 2019 $m

	Separate account liabilities	General account and other liabilities	Separate account liabilities	General account and other liabilities

At 1 January	195,070	74,479	163,301	73,079
Premiums	6,544	2,321	6,032	3,104
Surrenders	(5,353)	(2,102)	(6,008)	(2,271)
Maturities/deaths	(848)	(945)	(782)	(962)

Net flows	343	(726)	(758)	(129)

Transfers from separate to general account	(1,042)	1,042	637	(637)
Investment-related items and other movements	(10,151)	6,640	21,737	49

At 30 June	184,220	81,435	184,917	72,362

Overall US net outflows in half year 2020 were $(0.4) billion compared with outflows of $(0.9) billion in the first half of 2019. Higher variable annuity sales in the period combined with lower surrenders resulted in positive separate account net flows of $0.3 billion compared with net outflows of $(0.8) billion in the prior period. Lower institutional sales in the first half of 2020 led to increased net outflows from $(0.1) billion in half year 2019 to $(0.7) billion in half year 2020. Falling equity markets in the period contributed to lower period-end policyholder liabilities at 30 June 2020 of $265.7 billion as compared with $269.5 billion at 31 December 2019. The general account liabilities of $81.4 billion at 30 June include $27.7 billion that were reinsured to Athene and for which a corresponding reinsurance asset is held. All the flows presented above are before the effects of that reinsurance.

IFRS earnings

Profit margin analysis of US long-term insurance and asset management operations14

	Half year 2020		Half year 2019

	$m	Margin bps	$m	Margin bps

Spread income	273	96	298	106
Fee income	1,596	176	1,601	181
Insurance margin	708		711
Other income	26		18

Total life income	2,603		2,628
Expenses:
Acquisition costs	(484)	(49)%	(494)	(46)%
Administration expenses	(853)	(69)	(825)	(70)
DAC adjustments	(10)		247

Long-term insurance business pre-tax adjusted operating profit	1,256		1,556
Asset management	10		16

Adjusted operating profit from long-term business and asset management	1,266		1,572
Tax charge	(195)		(263)

Adjusted operating profit after tax for the period	1,071		1,309
Non-operating loss after tax	(1,150)		(1,581)

(Loss) profit for the period after tax	(79)		(272)

Adjusted operating profit

US adjusted operating profit2 was $1,266 million over the first half of 2020 down (19) per cent from the prior period. This mainly reflects the impact of unfavourable DAC adjustments in the current period as compared with favourable DAC adjustments in the prior period as discussed further below. Before allowing for the impact of DAC acceleration in the current period (2019: DAC deceleration), adjusted operating profit2 decreased by 6 per cent.

Fee income was $1,596 million (2019: $1,601 million), marginally below the prior period, reflecting both marginally higher average separate account balances (given the performance of equity markets in the second half of 2019) and a modest decline in the average fee margin.

Spread income declined by (8) per cent to $273 million (2019: $298 million) reflecting lower asset yields in the period not being fully offset by falls in crediting rates. Spread income benefited from a higher contribution from swaps held for duration management purposes. If the income from these swaps was excluded the core spread margin would be 80 basis points (2019: 95 basis points). Following the reinsurance transaction effective 1 June and resulting reduction in spread generating liabilities, spread income is expected to reduce further in the future reflecting this and the ongoing impact of low interest rates.

Insurance margin primarily represents income from variable annuity guarantees and profits from legacy life businesses. This decreased marginally to $708 million (2019: $711 million).

Acquisition costs declined 2 per cent to $(484) million in line with the reduction in retail new business sales. Administrative expenses increased from $(825) million in half year 2019 to $(853) million in half year 2020. Excluding asset-based commissions, the resulting administration expense ratio would be broadly flat at 35 basis points (2019: 34 basis points).

DAC adjustments, being the cost deferred on sales in the period net of amortisation of amounts deferred previously, were $(10) million (2019: $247 million), reflecting lower costs deferred from lower sales but also higher DAC amortisation. Over the first half of 2020, weaker capital market returns resulted in a separate account investment performance below that assumed within the DAC mean reversion formula. In addition, the application of DAC mean reversion formula means that favourable returns from 2017 are no longer applied in 2020. The combination of these led to an unfavourable DAC acceleration effect of $(32) million. This compares with a favourable DAC deceleration effect of $191 million in the first half of 2019, resulting in a significant increase in DAC amortisation in half year 2020 as compared with the same period last year.

Non-operating items

The non-operating result was negative $(1,458) million pre-tax (2019: negative $(1,987) million pre-tax) and contributed to a net loss after tax of $(79) million (2019: $(272) million). The non-operating result over the first half of 2020 includes a loss of $(2,304) million from short-term investment fluctuations and amortisation of previous acquisition accounting adjustments offset by an $846 million pre-tax gain as a result of the Athene transaction.

In the US, Jackson provides certain guarantees on its annuity products, the value of which would typically rise when equity markets fall and long-term interest rates decline as occurred in the first half of 2020. Jackson charges fees for these guarantees which are in turn used to purchase downside protection, in particular options and futures to mitigate the effect of equity market falls.

Jackson designs its hedge programme to protect the economics of the business from large movements in investment markets and does not seek to hedge the IFRS accounting basis. It therefore accepts a degree of variability in the accounting results.

Losses from short-term investment fluctuations of negative $(2,288) million (pre-tax) in the period mainly reflect the effect of lower interest rates and lower equity markets on guarantee liabilities which exceeded the gains on derivatives in the period.

In total, the US segment shareholders' funds at 30 June were $9.0 billion (31 December 2019: $8.9 billion), with the adverse effects of the Athene transaction that are recorded directly within other comprehensive income broadly offset by unrealised gains on bonds in the period. At 30 June 2020, and post the Athene transaction, the cumulative net unrealised gains held in the available-for-sale reserve was $2.2 billion, excluding these amounts US segment equity was $6.8 billion.

Following the Athene reinsurance transaction, Jackson's investment portfolio, as recorded in the general account and as measured on an IFRS basis, has been reduced in size from $76.1 billion as of 31 December 2019 to $56.0 billion as of 30 June 2020. After repositioning the portfolio following the transfer of assets, the mix remains conservative. The invested assets held at 30 June 2020 comprised 10 per cent in US Treasuries, 52 per cent in corporate bonds (of which 97 per cent18 were investment grade), 15 per cent in commercial mortgage loans with an average loan-to-value of 55 per cent, and 23 per cent in other assets.

Local statutory capital—Jackson National Life (Jackson)

Jackson's RBC ratio at 30 June 2020 was estimated to be above 400 per cent (31 December 2019: 366 per cent) reflecting the benefit of the reinsurance transaction with Athene from 1 June and surplus generated in the period, but before the benefit of the Athene investment which completed on 17 July. Surplus increased from $3.8 billion at the start of the period to $6.3 billion at 30 June 2020.

Surplus $m

1 January 2020	3,795

Capital generation from new business written during the first half of 2020	(60)
Operating capital generation from business in force at 1 January 2020	587

Operating capital generation	527
Other non-operating movements, including market effects and modelling changes	1,130
US reinsurance transaction	809
Dividends paid	—

30 June 2020	6,261

In-force available capital generation was broadly in line with expectations and added positively to the RBC ratio.

In the highly volatile market conditions seen over the first half of the year, Jackson's risk management strategy performed as anticipated.

In addition to the effect of net operational capital generation and the reinsurance transaction, the increase in surplus over the period was also driven by the impact of market and interest rate movements. Jackson's risk management strategy performed effectively and Total Adjusted Capital (TAC) increased over the period as a result of positive hedge pay-offs exceeding market-related increases in policyholder liabilities. This was partially offset by higher required capital reflecting the combination of equity market falls and lower interest rates increasing the cost of guarantees disproportionately in the modelling of tail scenarios over the first quarter of 2020, partly mitigated by the equity market recovery over the second quarter of 2020. This increase in required capital led to a reduction in the RBC ratio before allowing for the reinsurance transaction with Athene.

Over the first half of 2020, capital impacts from credit related losses, impairments, or ratings downgrades were minimal, reflecting the conservative positioning of Jackson's investment portfolio.

Return on segment equity

The 24 per cent (2019: 33 per cent) operating return delivered on average segment equity12,16 over the first half of 2020 largely reflects the impact of unfavourable DAC adjustments in the current period on adjusted operating profit, as compared with favourable DAC adjustments in the prior period.

Notes

1
On a constant exchange rate basis.
2
Adjusted operating profit is management's primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the period is set out in note B1.1 of the IFRS financial statements.
3
Assuming transaction had been completed at 30 June 2020.
4
On an actual exchange rate basis.
5
As compared with head office expenditure of $(490) million in 2018 and before a planned $10 million increase in Africa costs as business grows.
6
Approximately half of the corporate expenditure is incurred in sterling and our assumptions forecast an exchange rate of £1=$1.2599.
7
The effects shown are based on the date of the Athene transaction which was effective at 1 June 2020. This differs to the announcement of the agreement in June which showed effects as of 31 March 2020.
8
Surplus over Group minimum capital requirement and estimated before allowing for second interim ordinary dividend. Shareholder business excludes the available capital and minimum requirement of participating business in Hong Kong, Singapore and Malaysia. Further information on the basis of calculation of the LCSM measure is contained in note I(i) of the Additional unaudited financial information.
9
The 30 June 2020 Group LCSM position includes the impact of the change in the calculation of the Hong Kong Valuation Interest Rate (VIR) used to value long term insurance liabilities. In line with the guidance issued by the Hong Kong IA in March 2020 an application was made to update the basis of this calculation, which was formally granted by the Hong Kong IA.
10
Net cash amounts remitted by business units are included in the holding company cash flow, which is disclosed in detail in note I(iii) of the Additional unaudited financial information. This comprises dividends and other transfers from business units that are reflective of emerging earnings and capital generation.
11
Excluding profit for the period attributable to non-controlling interests.
12
See note II of the Additional unaudited financial information for definition and reconciliation to IFRS balances.
13
Total insurance margin ($1,287 million) and fee income ($135 million) of $1,422 million divided by total life income excluding other income of $1,626 million (Comprised of total life income of $3,066 million less other income of $1,440 million).
14
For discussion on the basis of preparation of the sources of earnings in the table see note I(iv) of the Additional unaudited financial information.
15
Excludes Money Market Funds.
16
Annualised profits have been calculated by multiplying half year profits by two. Further information can be found in note II of Additional unaudited financial information.
17
On a constant exchange rates basis Eastspring average funds under management over the half year to 30 June 2019 were $200.2 billion (actual exchange rate basis: $206.7 billion). Average funds under management over the period to 30 June 2020 were $224.1 billion.
18
Excluding assets in consolidated funds financed largely by external third-party (non-recourse) borrowings, for which the Group's exposure is limited to the investment held by Jackson.

Explanation of Movements in Profit Before Shareholder Tax by Nature of Revenue and Charges

The following table shows Prudential's consolidated total revenue and consolidated total charges for the following periods.

	2020 $m	2019 $m

	Half year	Half year*

Continuing operations:
Gross premiums earned	19,842	21,081
Outward reinsurance premiums	(30,149)	(673)

Earned premiums, net of reinsurance	(10,307)	20,408
Investment return	3,910	31,873
Other income	333	258

Total revenue, net of reinsurance	(6,064)	52,539

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	9,855	(47,448)
Acquisition costs and other expenditure	(3,032)	(3,508)
Finance costs: interest on core structural borrowings of shareholder-financed businesses	(163)	(293)
Gain attaching to corporate transactions	—	17

Total charges net of reinsurance	6,660	(51,232)

Share of profit from joint ventures and associates, net of related tax	133	137

Profit before tax (being tax attributable to shareholders' and policyholders' returns)	729	1,444
Remove tax charge attributable to policyholders' returns	(66)	(285)

Profit before tax attributable to shareholders' returns	663	1,159

Total tax charge attributable to shareholders' and policyholders' returns	(195)	(286)
Remove tax charge attributable to policyholders' returns	66	285

Tax charge attributable to shareholders' returns	(129)	(1)

Profit from continuing operations	534	1,158
Profit from discontinued operations	—	835

Profit for the period	534	1,993

*
The half year 2019 comparative results have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars at 31 December 2019.

(a)   Earned premiums, net of reinsurance

	2020 $m	2019 $m

	Half year	Half year

Asia	10,940	10,959
US	(21,303)	9,418
Unallocated to a segment	56	31

Total	(10,307)	20,408

Earned premiums, net of reinsurance totalled $(10,307) million in half year 2020, down from $20,408 million in half year 2019. The decrease of $(30,715) million was mainly driven by a reduction in US operations of $(30,721) million primarily reflecting the outward reinsurance premiums paid to Athene Life Re Ltd of $(30,150) million for the reinsurance of substantially all of its in-force fixed and fixed indexed annuity business effective from 1 June 2020. Unallocated to a segment comprises the premiums related to Africa operations.

Asia

Earned premiums reflect the aggregate of single and recurrent premiums of new business sold in the period and premiums on annual business sold in previous years, net of reinsurance.

Earned premiums for Asia, net of reinsurance, decreased by $(19) million from $10,959 million in half year 2019 to $10,940 million in half year 2020. Exchange rate movements between half year 2019 and half year 2020 caused premiums to fall by $27 million. In addition, half year 2020 included $542 million received for the recapture of previously reinsured business. If this transaction and the exchange translation impact were excluded, earned premiums net of reinsurance decreased by $(534) million from the $10,959 million earned in the prior period. This decrease is driven by the continued growth of our in-force business being more than offset by lower new business sales, reflecting the widespread impact of Covid-19 related restrictions across the region during the second quarter of 2020. More recently, as restrictions have eased in a number of regions, improving sales trends have been seen in June compared with those in April and May.

Overall new sales through our bank partners were lower, as well as agency sales down reflecting Covid-19 related disruption.

We continue to increase the weight of health and protection products, with seven markets reporting an increase in the proportion of health and protection sales.

US (Jackson)

Earned premiums, net of reinsurance, decreased from $9,418 million in half year 2019 to $(21,303) million in half year 2020, primarily reflecting the outwards reinsurance premium from the reinsurance transaction with Athene in the period as discussed above. Excluding the reinsurance premiums from this transaction of $(30,150) million, earned premiums net of reinsurance in half year 2020 were $8,847 million compared to $9,418 million in half year 2019. Retail sales were down from the first half of 2019 but even further below that sold in the second half of 2019. The retail sales decline in the first half of 2020 compared to the second half of 2019 reflected the impact of material pricing actions on fixed annuities and fixed indexed annuities in response to the evolving interest rate environment. Variable annuity sales were up from the first half of 2019 and in line with the second half of 2019, with Covid-19 related containment measures and higher equity market volatility both acting to reduce new sales activity. Wholesale related sales were below the prior period, and reflect opportunistic sales during the first quarter of the year.

(b)   Investment return

	2020 $m	2019 $m

	Half year	Half year

Asia	4,118	9,631
US	(292)	22,192
Unallocated to a segment and intra-segment elimination	84	50

Total	3,910	31,873

Investment return principally comprises interest income, dividends, investment appreciation and depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit and loss and realised gains and losses (including impairment losses) on securities designated as available-for-sale. Movements in unrealised appreciation and depreciation of Jackson's debt securities designated as available-for-sale are not reflected in investment return but are recorded in other comprehensive income.

Allocation of investment return between policyholders and shareholders

Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, policyholders or the unallocated surplus of with-profits funds, the latter two of which have no direct impact on shareholders' profit. The table below provides a breakdown of the investment return for each regional operation attributable to each type of business.

	2020 $m	2019 $m

	Half year	Half year

Asia
Policyholder returns
Assets backing unit-linked liabilities	(1,821)	1,193
With-profits business	3,557	6,354

	1,736	7,547
Shareholder returns	2,382	2,084

Total	4,118	9,631

US
Policyholders returns - Assets held to back separate account (unit-linked) liabilities	(7,276)	24,503
Shareholder returns	6,984	(2,311)

Total	(292)	22,192

Unallocated to a segment
Shareholder returns	84	50

Group Total
Policyholder returns	(5,540)	32,050
Shareholder returns	9,450	(177)

Total	3,910	31,873

Policyholder returns

The returns as shown in the table above are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

•
Unit-linked business in Asia for which the investment returns are wholly attributable to policyholders;
•
Separate account business in the US, the investment returns of which are also wholly attributable to policyholders; and
•
With-profits business in Asia (in which the shareholders' economic interest, and the basis of recognising IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution. Except for this surplus the investment returns of the with-profits funds are attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

The investment returns related to the types of business mentioned above do not impact shareholders' profits directly. However, there is an indirect impact, for example, investment-related fees or the effect of investment returns on the shareholders' share of the cost of bonuses of with-profits funds.

Investment returns for unit-linked and similar products have a reciprocal impact on benefits and claims, with an increase/decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly, for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement in unallocated surplus that arises from such returns.

Shareholder returns

For shareholder-backed non-with-profits business in Asia, the investment returns are not directly attributable to policyholders and, therefore, impact shareholders' profit directly.

Changes in shareholders' investment returns in the US primarily reflect movements in investment income, and realised gains and losses together with movements in the value of derivative instruments held to manage equity risk and interest rate exposures and durations arising within the general account (including variable annuity and fixed index annuity guarantees) and movements in GMIB reinsurance amounts. Separately within Benefits and Claims, there is a charge for the allocation made to policyholders through the application of crediting rates for Jackson's relevant lines of business.

The majority of the investments held to back the US general account business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realised gains and losses (including impairment losses). However, movements in unrealised appreciation or depreciation are recognised in other comprehensive income. The return on these assets is attributable to shareholders.

Reasons for period-on-period changes in investment returns

With two exceptions, all Prudential investments are carried at fair value in the statement of financial position with fair value movements, which are volatile from period to period, recorded in the income statement. The exceptions are for:

(i)
debt securities, primarily in the general account in the US, which are accounted for on an IAS 39 available-for-sale basis. In this respect, realised gains and losses (including impairment losses) are recorded in the income statement, while movements in unrealised appreciation and depreciation are booked as other comprehensive income. As a result, the changes in unrealised fair value of these debt securities are not reflected in investment returns in the income statement. The unrealised gains and losses in the income statement of US operations primarily arise on the assets of the US separate account business; and
(ii)
loans and receivables, which are generally carried at amortised cost (unless designated at fair value through profit or loss).

Subject to the effect of these two exceptions, the period-on-period changes in investment returns primarily reflect the generality of overall market movements for equities and debt securities. In addition, foreign exchange rates affect the US dollar value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment returns for operations not using US dollars as functional currency are translated at average exchange rates.

Asia

The table below provides an analysis of investment return attributable to Asia operations for the periods presented:

	2020 $m	2019 $m

	Half year	Half year

Interest and dividend income (including foreign exchange gains and losses)	1,443	1,326
Investment appreciation*	2,675	8,305

Total	4,118	9,631

*
Investment appreciation comprises net realised and unrealised gains on the investments.

In Asia operations, equities and debt securities accounted for 58 per cent and 35 per cent, respectively, of the total investment portfolio at 30 June 2020. The remaining 7 per cent of the total investment portfolio was primarily loans and deposits with credit institutions. In Asia, investment return decreased from $9,631 million in half year 2019 to $4,118 million in half year 2020. This decrease in investment return primarily reflects the period-on-period unfavourable change in investment appreciation of $(5,630) million, driven by unfavourable equity market performance across the region, with the MSCI AC Asia ex Japan Index down 6 per cent during half year 2020 compared to an increase of 9 per cent in half year 2019. These unfavourable movements in returns on equities have a more significant impact on the with-profits funds and unit-linked business in Asia. Overall investment appreciation is positive as the unfavourable movements in equity markets are more than offset by gains on bonds in the period as interest rates continued to fall in many parts of Asia.

US

The table below provides an analysis of investment return attributable to US operations for the periods presented:

	2020 $m	2019 $m

	Half year	Half year

Investment return of investments backing US separate account liabilities	(7,276)	24,503
Other investment return	6,984	(2,311)

Total	(292)	22,192

In the US, investment return decreased from positive $22,192 million in half year 2019 to negative $(292) million in half year 2020. This $(22,484) million unfavourable change arose from a decrease of $(31,779) million in the investment return of investments backing variable annuity separate account liabilities from a gain of $24,503 million in half year 2019 to a loss of $(7,276) million in half year 2020, offset by an increase of $9,295 million in other investment return. The lower separate account return was primarily due to unfavourable equity market performance in the period, with the S&P 500 index down 4 per cent compared to an increase of 17 per cent in half year 2019. The increase of $9,295 million in other investment returns included realised gains of $2,817 million recycled from other comprehensive income on available-for-sale debt securities on transfer to Athene Life Re Ltd under the reinsurance transaction effective from 1 June 2020, as described above. The increase also reflects net derivative gains incurred in the period on equity and interest rate hedge instruments used to manage the market exposure of Jackson's products compared to net losses in half year 2019 (as discussed in note B1.2 to the unaudited condensed consolidated interim financial statements).

Unallocated to a segment

The investment return unallocated to a segment and intragroup elimination increased by $34 million from a gain of $50 million in half year 2019 to a gain of $84 million in half year 2020.The return in the period included unrealised value movements on financial instruments.

(c)   Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

	2020 $m	2019 $m

	Half year	Half year

Asia	(11,693)	(16,008)
US	21,583	(31,421)
Unallocated to a segment	(35)	(19)

Total	9,855	(47,448)

Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus changes in technical provisions (which primarily represent the movement in amounts owed to policyholders) net of any associated reinsurance recoveries. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

The underlying reasons for the period to period changes in benefits and claims and movement in unallocated surplus in each of Prudential's insurance operations are changes in the incidence of claims incurred, movements in policyholders' liabilities, and movements in unallocated surplus of with-profits funds.

The movements in total benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance, from continuing operations changed to a credit of $9,855 million in half year 2020 from a charge of $(47,448) million in half year 2019 as shown below:

	2020 $m	2019 $m

	Half year	Half year

Claims incurred, net of reinsurance	(12,819)	(13,815)
Decrease (increase) in policyholder liabilities, net of reinsurance	23,416	(32,978)
Movement in unallocated surplus of with-profits funds	(742)	(655)

Benefits and claims and movement in unallocated surplus, net of reinsurance	9,855	(47,448)

The charge for benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance, shown in the table above exclude claims on investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

Additionally, the movements in policyholder liabilities and unallocated surplus of with-profits funds represent the amount recognised in the income statement and therefore exclude the effect of foreign exchange translation differences on the policyholder liabilities of subsidiaries not using US dollar as a functional currency and the movement in liabilities arising on acquisitions and disposals of businesses in the year, together with other items that do not pass through the income statement as described in note C3.1 to the unaudited condensed consolidated interim financial statements.

The movement in policyholder liabilities recognised in the income statement includes reserving for inflows from premiums net of upfront charges, release of liabilities for claims paid on surrenders, withdrawals, maturities and deaths, change due to investment return to the extent of the amounts allocated to policyholders or reflected in the measurement of the policyholder liabilities and other changes in the liability measurement.

However, the principal driver for the period on period variations in the movements in policyholder liabilities is the investment return element due to the inherent nature of market fluctuations. These variations are driven by changes to investment return reflected in the statement of financial position measurement of liabilities for Prudential's with-profits and unit-linked policies (including US separate account business). In addition, for those liabilities under IFRS where the measurement involves discounting future cash flows at current interest rates, the period on period changes in interest also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in policyholder liabilities.

An analysis of the statement of financial position movements in policyholder liabilities and unallocated surplus of with-profits funds is provided in note C3.1 to the unaudited condensed consolidated interim financial statements. The policyholder liabilities shown in the analysis in note C3.1 are gross of reinsurance and include the full movement in the period of investment contracts without discretionary participating features (as defined in IFRS 4). Further, this analysis has been prepared to include the Group's share of the policyholder liabilities of the Asia joint ventures and associate that are accounted for on an equity method basis in the Group's financial statements.

The principal variations in the movements in policyholder liabilities and movements in unallocated surplus of with-profits funds for each of the Group's insurance operations are discussed below.

Asia

In half year 2020, the charge for benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance, totalled $(11,693) million compared to $(16,008) million in half year 2019, representing a decrease of $4,315 million. The amounts of the period-on-period change attributable to each of the underlying reasons are shown below:

	2020 $m	2019 $m

	Half year	Half year

Claims incurred, net of reinsurance	(3,254)	(3,523)
Increase in policyholder liabilities, net of reinsurance	(7,697)	(11,830)
Movement in unallocated surplus of with-profits funds	(742)	(655)

Benefits and claims and movement in unallocated surplus, net of reinsurance	(11,693)	(16,008)

In general, the increase in policyholder liabilities in Asia over the periods shown above reflects the combined growth of new business and the in-force books in the region.

The variations in the movements in policyholder liabilities in individual periods are, however, primarily due to movement in investment returns. This is as a result of asset value movements that are reflected in the unit value of the unit-linked policies and the fluctuations of the policyholder liabilities of the with-profits policies with the funds' investment performance.

The change in the increase in policyholder liabilities, net of reinsurance in half year 2020 as compared to half year 2019 reflected the lower level of positive investment return from the with-profits funds and unit-linked business (as discussed above under 'Investment Return') offset by the effects of lower interest rates on the discount rates applied in the measurement of the policyholder liabilities.

US (Jackson)

Except for institutional products and term certain annuities which are classified as investment products under IAS 39, the products are accounted for as insurance contracts for IFRS reporting purposes. On this basis of reporting, deposits into these products are recorded as premiums, while withdrawals and surrenders are included in benefits and claims, and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also include interest credited to policyholders in respect of deposit products less fees charged on these policies.

In half year 2020, the accounting charge for benefits and claims decreased by $53,004 million to a credit of $21,583 million compared to a charge of $(31,421) million in half year 2019. The amounts of the period-on-period change attributable to each of the underlying reasons are described below:

	2020 $m	2019 $m

	Half year	Half year

Claims incurred, net of reinsurance	(9,530)	(10,281)
Decrease (increase) in policyholder liabilities, net of reinsurance	31,113	(21,140)

Benefits and claims, net of reinsurance	21,583	(31,421)

The credit in half year 2020 included a credit of $27.7 billion in respect of the reinsurance of substantially all of Jackson's in-force fixed and fixed indexed annuity business to Athene Life Re Ltd, effective from 1 June 2020.

Excluding this reinsurance impact, the decrease in policyholder liabilities, net of reinsurance, for half year 2020 compared to an increase in policyholder liabilities in half year 2019 of $(21,140) million is principally driven by the movement in the investment return on the assets backing the variable annuity separate account liabilities. This has decreased in half year 2020 compared to half year 2019 as discussed above under 'Investment Return'. This decrease in policyholder liabilities is offset by the increase in the liabilities held for variable annuity guarantees given the decrease in interest rates and equity market performance over the period.

Unallocated to a segment

Unallocated to a segment comprises the benefits and claims related to Africa operations.

(d)   Acquisition costs and other expenditure

	2020 $m	2019 $m

	Half year	Half year

Asia	(2,434)	(2,599)
US	(215)	(639)
Unallocated to a segment and intra-segment elimination	(383)	(270)

Total	(3,032)	(3,508)

Total acquisition costs and other expenditure of $(3,032) million in half year 2020 were 14 per cent lower than the $(3,508) million incurred in half year 2019. In general, acquisition costs and other expenditure comprise acquisition costs incurred for insurance policies, changes in DAC, operating expenses and movements in amounts attributable to external unit holders. Movements in amounts attributable to external unit holders of consolidated investment funds reflect the change in the overall returns in these funds in the period that is attributable to third parties.

Asia

Total acquisition costs and other expenditure for Asia in half year 2020 was $(2,434) million representing a decrease of $165 million compared with $(2,599) million in half year 2019. The decrease of $165 million includes a favourable exchange translation impact of $69 million. Excluding the currency volatility, acquisition costs and other expenditure decreased by $96 million from half year 2019 to half year 2020. This is mainly due to the decrease in acquisition costs incurred, net of those amounts deferred as DAC, given the lower levels of new business sold in the period, partially offset by an increase in administration expenses, including renewal commissions, reflecting in-force business growth. There is also an increase in the charge for the movements in amounts to external unit-holders of consolidated funds reflecting increased investment gains, primarily gains on bond funds in the period driven by falling interest rates.

US

Total acquisition costs and other expenditure for the US of $(215) million in half year 2020 represented a decrease of $424 million against the $(639) million incurred in half year 2019. The total acquisition costs and other expenditure for half year 2020 included $1,231 million of ceding commission received partially offset by a $(764) million write-off of DAC related to Jackson's reinsurance transaction of substantially all of its in-force fixed and fixed indexed annuity business to Athene Life Re Ltd in June 2020. Excluding these amounts, total acquisition costs and other expenditure for the US for half year 2020 were $(682) million, an increase of $(42) million compared to the total in half year 2019 of $(639) million, mainly reflecting the change in amortisation of DAC adjustments discussed below.

The amortisation of DAC excluding the $(764) million write-off relating to the Athene transaction was a credit of $451 million in half year 2020 compared to a credit of $494 million in half year 2019. The DAC amortisation acceleration in half year 2020 (compared to a deceleration in half year 2019) was broadly offset by an increase in the DAC amortisation credit arising from short-term fluctuations in investment returns. The half year 2020 DAC amortisation charge included an unfavourable accelerated charge of $(32) million compared with a favourable deceleration credit of $191 million in half year 2019. The unfavourable development in DAC amortisation acceleration is a function of underperformance in the separate account return in the period compared with that assumed within the mean reversion formula. Expenses also fluctuate period on period due to the amortisation of DAC varying with the level of short-term fluctuations in investment returns, primarily driven by the equity hedge losses incurred during the period, which resulted in a credit of $814 million in half year 2020 compared with a credit of $616 million in half year 2019.

Unallocated to a segment and intra-segment elimination

Other net expenditure, including elimination of intra-segment income and expenditures, represented a charge of $(383) million in half year 2020 compared to a charge of $(270) million in half year 2019. The increase is mainly due to increased restructuring and IFRS 17 implementation costs of $(108) million (half year 2019: $(30) million), which reflect the Group's substantial and ongoing IFRS 17 project, and costs associated with the planned reduction in central overhead expenses.

EEV Basis, New Business Results and Free Surplus Generation

In addition to IFRS basis results, Prudential's filings with the UK Listing Authority, the Stock Exchange of Hong Kong, the Singapore Stock Exchange and Group Annual Reports include reporting by Key Performance Indicators ('KPIs'). These include results prepared in accordance with the European Embedded Value ('EEV') Principles and Guidance issued by the CFO Forum of European Insurance Companies in 2016, New Business and Free Surplus Generation measures, which are alternative performance measures.

The EEV basis is a value-based method of reporting in that it reflects the change in the value of in-force long-term business over the accounting period. This value is called the shareholders' funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth (being the net assets on the local regulatory basis with adjustments) of Prudential's life insurance operations. Prudential publishes its EEV results semi-annually in the UK, Hong Kong and Singapore markets.

New Business results are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. New business results are categorised as single premiums and annual regular premiums. New business results are also summarised by annual premium equivalents (APE) which are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. The amounts are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. EEV basis new business profit and margins are also published semi-annually.

Operating free surplus generation is used to measure the internal cash generation by our business units. For the insurance operations it represents amounts maturing from the in-force business during the period less investment in new business and excludes other non-operating items. For asset management it equates to IFRS post-tax adjusted operating profit for the period.

Additional Information on Liquidity and Capital Resources

After making sufficient enquiries the directors of Prudential have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that the financial statements are approved. Further information is provided in note A1 to the unaudited condensed consolidated interim financial statements.

Liquidity sources

The parent company, including the central finance subsidiaries, held cash and short-term investments of $1,907 million as at 30 June 2020 (31 December 2019: $2,207 million). The sources of cash in half year 2020 included dividends, loans and net cash amounts received from operating subsidiaries.

Further information on cash remittances to the Group is detailed in 'Explanation of performance and other financial measures' section. The amount of dividends paid by Prudential's main operations is determined after considering the development, growth and investment requirements of the operating businesses and subject to the applicable legal and regulatory restrictions.

Group Consolidated Cash Flows

The discussion that follows is based on the condensed consolidated statement of cash flows prepared under IFRS and presented in Prudential's unaudited condensed consolidated interim financial statements.

Net cash inflows in the first half of 2020 were $1,478 million. This amount comprised inflows of $2,109 million from operating activities, outflows of $776 million from investing activities and inflows of $145 million from financing activities. During the first half of 2019 net cash outflows for continuing operations were $3,231 million, comprising outflows of $1,038 million from operating activities, outflows of $123 million from investing activities and outflows of $2,070 million from financing activities. Net cash inflows from discontinued UK and Europe operations in the first half of 2019 was $292 million.

As at 30 June 2020, the Group held cash and cash equivalents of $8,384 million compared with $6,965 million at 31 December 2019 and $6,628 million at 30 June 2019 for continuing operations.

Contingencies and Related Obligations

Details of the main changes to Prudential's contingencies and related obligations that have arisen in half year 2020 are set out in note D2 to the unaudited condensed consolidated interim financial statements.

Derivative Financial Instruments

Details of the uses of derivative financial instruments by Prudential are as provided in the Group's 2019 annual report on Form 20-F.

GROUP RISK FRAMEWORK

Our Group Risk Framework and risk appetite have allowed us to control our risk exposure throughout the first half of 2020. Our governance, processes and controls enable us to deal with uncertainty effectively, which is critical to the achievement of our strategy of capturing long-term structural opportunities and helping our customers achieve their long-term financial goals.

This section explains the main risks inherent in our business and how we manage those risks, with the aim of ensuring an appropriate risk profile is maintained.

1.     Introduction

The Group

2020 has already been an eventful year. Over Q1 and into Q2, the Covid-19 pandemic impact swept across the world, resulting in significant humanitarian suffering and material disruption to social and economic activity. The business had to consider and navigate the risks arising from the coronavirus on multiple fronts. These have included the capital and liquidity risks arising from the abrupt market dislocation as well as the risks associated with the disruption to the Group's operations across Asia, the US and UK and its key partners. Concurrently, the business has aimed to maintain uninterrupted delivery of services for its policyholders, and has been committed to doing the right thing for both its customers and employees throughout the crisis. The Risk and Compliance function has been able to transition successfully into new ways of working across multiple time zones to provide strong stewardship and enhanced monitoring of these risks during the most acute phases of the pandemic.

Through these extraordinary circumstances, the function has also provided risk opinions, guidance and assurance on critical activity, including Athene's reinsurance of $27.6 billion of Jackson's fixed and fixed indexed annuity portfolio and $500 million equity investment into Prudential's US business and the intended separation of Jackson from the Group. At the same time, the function retained its focus on managing the risks of the ongoing business, performing its defined role in providing risk management support and oversight, as well as objective challenge to ensure the Group remained within its risk appetite.

The Group continues to engage constructively with the Hong Kong Insurance Authority (IA) as its Group-wide supervisor and is transitioning to a new supervisory framework. The Group's mature and well-embedded risk framework will enable the business to capture the opportunities in the growth markets in which it is now focused while continuing to operate with discipline.

The world economy

At the start of the year the prospects for global growth appeared to be improving. The 'Phase One' initial trade agreement was signed by the US and China in January and there were signs that macroeconomic data was stabilising throughout the Eurozone and parts of Asia. This positive momentum, however, was abruptly reversed by the Covid-19 pandemic, leading to the shutdown of much of the world's economy and a sharp recession. The speed and severity of the impact was illustrated by the jump in US unemployment rate, from a low of 3.5 per cent in February to a high of 14.7 per cent in April (both numbers representing extremes not seen in the US for decades). In response to this unprecedented shock, governments and central banks have deployed massive fiscal and monetary stimulus measures to mitigate the impact on the labour force and restore confidence in financial markets. Many countries around the world are in the midst of easing lockdown measures and in some areas growth is expected to rebound from depressed levels in response. However, the economic landscape is evolving rapidly, and the full extent of the longer-term impacts are currently uncertain. A full economic recovery to pre-pandemic levels appears unlikely to be achieved within a short time frame. Any rebound in global growth is also expected to be fragile and extremely susceptible to the risks of renewed increases in coronavirus infection rates, uncertainties from the US election in November and escalations in geopolitical tensions, in particular those between the US and China.

Financial markets

2020 began with risk assets performing well until concerns over the economic impact of the Covid-19 outbreak dented investor confidence, eventually leading to a global sell-off that unfolded at an extraordinary speed. The S&P 500 index plunged by 35 per cent from an all-time high on 19 February to its low point on 23 March. Interest rates in major markets declined significantly, falling to historical lows as investors fretted over the risks to the economic outlook. Credit spreads widened significantly, in line with the plunge in equity markets. The stress on financial markets was broadly eased by the central banks maintaining accommodative monetary policies and implementing various support programmes. For the US Federal Reserve this included the purchase of Treasury bonds, swap arrangements with foreign central banks to lessen the international shortage of dollars and a commercial paper purchase facility. The Fed also intervened directly in credit markets, setting up new facilities designed to purchase corporate bonds in the primary and secondary markets and going beyond even the measures taken during the 2008 financial crisis. Since their trough in late March, financial markets have rallied strongly, driven by broad reductions in infection rates in some countries, optimism with respect to the restart of the global economy, and, in the US, a small group of large-cap stocks that has buoyed the cap-weighted index. Despite this, global financial markets remain highly susceptible to downside risks, which remain elevated, particularly for equity markets where valuations appear disconnected from the real economy.

(Geo)political landscape

2019 was described as the 'year of the street protestor' with mass demonstrations on distinct issues in many countries across the world. While the coronavirus, and the restrictions put in place by governments, curtailed these protests and any related civil unrest at the start of the 2020, the drivers have not changed and their re-emergence as the world comes out of the crisis looks likely. Meanwhile, individual incidents and events have triggered fresh protests against long-standing social issues and inequalities. The pandemic has offered a glimpse into the delicate balancing act needed between a country's economy and individual rights and liberties on the one hand and the health and lives of its people on the other, and this is providing another source of geopolitical risk. The goal of suppressing the spread of Covid-19 within national borders has offered a common yardstick by which governments are being judged. A commonality between the current protests and movements, aided by social media, is the speed in which they can gather momentum and their increasingly leaderless nature. This, combined with the new focal point for popular discontent provided by the pandemic, may in future increase both the instability of governments and the unpredictability of their actions. The resilience of businesses and governments is therefore likely to continue to be tested. As a global organisation, the Group has well-established local and global plans to mitigate the business risks from disruption. These have operated well during the current crisis and will continue to be critically evaluated and enhanced as the longer-term lessons from the pandemic response become clearer.

It is unlikely that the longer-term political and geopolitical implications of the pandemic will become evident for some time. With borders closing during regional Covid-19 infection peaks and medical resources for a time scarce, geopolitical relationships were tested between even historically cooperative neighbours. Various governments have effected, or are considering effecting, the postponement of elections and other constitutional or legislative processes in response to the pandemic, and the longer-term impact from this increase in constitutional and political uncertainty remains to be seen. Being a global crisis, the pandemic has also somewhat distracted from more traditional geopolitical issues impacting on global trade. Nations continue to face the challenge of reconciling the inter-connectedness of the global economy with heightened nationalistic sentiment and the pandemic may provide a further drive towards deglobalisation. A key source of geopolitical risk in 2020 will continue to be China's relationship with the US and its traditional allies, and in the second half of the year Hong Kong's perceived level of autonomy will influence geopolitical tensions, with potential global trade and economic consequences. Responses by the US, UK and other governments to the recently enacted national security law in Hong Kong, the final form and full extent of which are still being determined, may impact Hong Kong's economy. Being a key market for the Group which also hosts regional and head office functions, this could potentially impact Prudential's sales, operations and product distribution. For internationally active groups which operate across impacted jurisdictions such as Prudential, government measures and responses may also add to the complexity of legal and regulatory compliance. Compliance with Prudential's legal or regulatory obligations in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group.

Regulations

Prudential operates in highly regulated markets, and the nature and focus of regulation and laws remain fluid. A number of national and international regulatory developments are in progress, with a continuing focus on solvency and capital standards, conduct of business, systemic risk regulation and macroprudential policy. Some of these changes will have a significant impact on the way that the Group operates, conducts business and manages its risks. These regulatory developments will continue to be monitored at a national and global level and form part of Prudential's engagement with government policy teams and regulators. The immediate regulatory and supervisory responses to Covid-19 have been broad and have included increased scrutiny of the operational resilience, liquidity and capital strength (including the impact of making dividend payments) of financial services companies as well as changes that have helped the Group to continue to support its customers through non-face-to-face contact. Against this evolving regulatory backdrop, constructive engagement continues with Prudential's Group-wide supervisor, the Hong Kong IA, on the Group-wide Supervision Framework (GWS). The timing of finalisation and implementation of the GWS Framework remains uncertain, although it is expected to become effective in early 2021. The Legislative Council of the Hong Kong Special Administrative Region approved the enabling primary legislation in July.

Societal developments

The experience of the pandemic has underlined the ability of evolving demographic, geographical and environmental factors to change the nature, likelihood and impact of extreme events, and drive public health trends such as tackling obesity, with consequential potential impacts to Prudential's underwriting assumptions and product design. Given the unique set of variables associated with extreme events, whilst insights can be gleaned from the current pandemic, the impact of extreme events on the functioning of society and the disruption to business operations, staff, customers and sales cannot be predicted or fully mitigated. The Group has been actively managing the impact of the current crisis, including assisting affected policyholders and staff in meeting their resulting needs.

In support of increased ease of access and social inclusion, and to meet evolving customer needs, the Group is increasing its use of digital services, technologies and distribution methods for the products and services that it offers. The Covid-19 pandemic has accelerated these developments, with the Group's businesses having implemented virtual face-to-face sales of select ranges of products in many of its markets, and adoption of Prudential's Pulse application has continued to increase. Changes to the Group's use of technology and distribution models have broad implications, touching on Prudential's conduct of business, increasing the risks of technology and data being compromised or misused and potentially leading to new and unforeseen regulatory issues.

A strong sense of purpose for an enterprise is a driver of long-term profitability, and this is making companies evaluate their place in, and contribution to, society. The 'why and how' a business acts has become arguably at least as important as what it produces or the services that it provides. Recent events have highlighted the structural inequalities in our societies and are prompting organisations to question where they stand on these important issues. Understanding and managing the environmental, social and governance (ESG) implications of the Group's business is fundamental to Prudential's brand, reputation and ultimately its long-term success. Ensuring high levels of transparency and responsiveness to stakeholders is a key aspect of this.

2.    Key internal, regulatory, economic and (geo)political events over the past 12 months

Q3 2019	Q4 2019	Q1 2020	Q2 2020

Central bank monetary policy becomes increasingly accommodative, contributing to a reversal in the weakness in risk assets. In August, following a record high in July, the S&P 500 corrects amid recession fears and trade tensions. The index continues to struggle in September but rebounds strongly over Q4.

Government bond yields decline significantly, with the 10-year US Treasury yield falling by circa 50 basis points to 1.5 per cent over August (representing a circa 120 basis points drop over the year), its lowest rate since 2017. In Japan and Europe, the volume of negative-yielding debt surges significantly.

The Group submits its Insurance Capital Standards (ICS) field-testing results for 2019 to the IAIS on 31 July 2019. This is the last field-testing exercise prior to the finalisation of the ICS 2.0 specifications and the start of a five-year monitoring period in 2020.

Hong Kong enters technical recession in Q3, with its economy shrinking by 2.9 per cent overall over 2019, as protests in the territory, which peak in violence during November, impact the territory's economy.

On 21 October 2019, M&G plc's shares begin trading on the London Stock Exchange, marking the successful completion of its demerger from Prudential plc. The Hong Kong IA formally assumes its role as Group-wide supervisor for Prudential plc.

Eastspring successfully completes the acquisition of 50.1 per cent of Thanachart Fund, which manages $7.5 billion of mutual funds in Thailand, for circa $142 million, with an option to increase its ownership to 100 per cent in the future. The acquisition makes Eastspring the fourth-largest asset manager in Thailand.

The broader economic cycle continues to deteriorate. US domestic data begins to show economic weakness in November. Despite this, equity markets reach new all-time highs over the quarter, supported by continued application of accommodative monetary policy by central banks.

The US Federal Reserve lowers its benchmark federal funds target rate for the third time in four months in October. This follows the ECB's delivery of a package of easing measures, including a renewal of quantitative easing, in September. Central banks in China and other emerging markets turn more dovish amid continued weakness in economic data.

The National Association of Insurance Commissioners (NAIC) implements changes to the US statutory reserve and capital framework for variable annuities, effective from 1 January 2020. Jackson chooses to early adopt the changes as at 31 December 2019 for US statutory reporting.

In January 2020, the virus responsible for what initially appeared to be viral pneumonia is identified as a novel coronavirus (the resulting disease has since been named Covid-19) and over Q1 and Q2 the coronavirus begins its spread across the globe. Across its markets the Group rolls out initiatives to support customers and staff.

In January, Prudential Vietnam announces an exclusive bancassurance partnership with Southeast Asia Commercial Joint Stock Bank (SeABank), a fast-growing bank in Vietnam with around 1.2 million customers and almost 170 branches, for a 20-year term.

The Covid-19 pandemic shuts down much of the world's economy and triggers a sharp recession. Equity markets sell off at an extraordinary speed, volatility spikes, credit spreads widen sharply and interest rates in major markets decrease to new historical lows. Central banks maintain accommodative monetary policies and implement various asset purchase and support programmes to restore confidence in financial markets. Governments deploy massive fiscal stimulus to mitigate the economic fallout and the unprecedented shock on the labour force.

In May, following its initial announcement in March, the Group confirms that it continues to prepare for a Jackson minority IPO alongside active evaluation of other options with respect to creating an independent Jackson.

On 18 June the Group announces the reinsurance of $27.6 billion of Jackson's fixed and fixed indexed annuity portfolio by Athene, and a $500 million equity investment into Prudential's US business in return for an 11.1 per cent economic interest.

Shriti Vadera joins the Board as a Non-executive Director and member of the Nomination & Governance Committee on 1 May 2020, and is expected to succeed Paul Manduca as Chair of the Board and of the Nomination & Governance Committee on 1 January 2021.

Since its launch, downloads of Pulse by Prudential exceed five million in June. The digital health platform is now one of the most popular health and wellness apps offered by an insurer in the Asia region.

Markets rally sharply during Q2 on the back of asset purchases, direct intervention by the US Federal Reserve in credit markets, stimulus programmes, the gradual rebound in economic activity enabled by the progressive easing of lockdown measures and a broad reduction in virus infection rates.

Q3 2019	Q4 2019	Q1 2020	Q2 2020

The 26th Annual Conference of the IAIS takes place in Abu Dhabi on 14 and 15 November, and it is agreed that the ICS project will move from Field Testing into the Monitoring Period phase and ICS v2.0 is released. The Holistic Framework (HF) for systemic risk is endorsed by the FSB at the conference for implementation by the IAIS in 2020. The FSB also confirms that G-SII designations will be suspended until its review in 2022, although a number of the previous G-SII requirements are included either into the Insurance Core Principles or the Common Framework (ComFrame).

US-China trade talks continue positively during Q4, following breakdowns in negotiations in May and August and a resumption in September, culminating in the signing of a 'Phase One' trade deal between the two countries in January 2020.

Following the East Asia Summit in Bangkok in November, 15 of the 16 negotiating participants agree to sign up to the Regional Comprehensive Economic Partnership (RCEP), most likely in Q1 2020, with India deciding not to participate.

On 27 November, the US president signs the Hong Kong Human Rights and Democracy Act into law, requiring annual reviews of Hong Kong's special trade status under US law, as well as sanctions against any official deemed responsible for human rights abuses or for undermining the city's autonomy.

On 20 March, the Hong Kong IA published the Insurance Ordinance (Amendment) (No 2) Bill as part of its submission to the Hong Kong Legislative Council, a key step towards GWS implementation.

In Singapore, a revised risk-based capital framework (RBC2) for insurers comes into force as at 31 March 2020.

The California Consumer Protection Act (CCPA) comes into force on 1 January 2020, creating data privacy rights to California consumers. Jackson ensures compliance with the Act in December 2019.

A broad easing of Covid-19 restrictions begins to take place across many countries in the latter half of Q2 and into Q3, including in some countries with high infection rates, with many countries taking steps to mitigate a second wave of infections. Other countries, such as the US and those in Central and South America and South Asia continue to see high daily case numbers.

The Insurance (Amendment) (No 2) Ordinance was enacted in Hong Kong on 24 July 2020.

Timing remains uncertain, although the GWS Framework is expected to become effective in early 2021. The primary legislation will be supported by subsidiary legislation and guidance material which is subject to consultation with the industry and to the Hong Kong legislative process.

IAIS releases the requirements for a Covid-19 tailored Data Collection exercise for 2020. The original Data Collection exercise, released in March for the purpose of monitoring the build-up of systemic risk for insurers, is paused for 2020. In April 2020, the IAIS also releases the requirements for the 2020 ICS and Aggregation Method Data Collection exercises.

US-China tensions rise during Q2 over Beijing's proposed national security law for Hong Kong, which is eventually implemented on 30 June 2020. In response, the US House of Representatives and Senate pass a bill imposing sanctions on banks which do business with Chinese officials involved in cracking down on pro-democracy protestors. The bill is signed into law by the US President on 14 July.

Q3 2019	Q4 2019	Q1 2020	Q2 2020

The Network for Greening the Financial System publishes its Guide for Supervisors in May 2020 which outlines recommendations for integrating climate-related and environmental risks into prudential supervision.

3.    Managing the risks in implementing our strategy

This section provides an overview of the Group's strategy, the significant risks arising from the delivery of this strategy and current risk management focus. The risks outlined below, which are not exhaustive, are discussed in more detail in section 5.

Our strategy	Significant risks arising from the delivery of the strategy

Group-wide Our strategy is to capture the long-term structural	• Transformation risks around key change programmes, including those related to the Group's digital strategy

opportunities for our markets and geographies, while	• Group-wide regulatory risks

operating with discipline and seeking to enhance our	• Information security and data privacy risks

capabilities through innovation to deliver high-quality	• Business disruption and third-party risks

resilient outcomes for our customers.	• Conduct risk

• Model and data risks

• People and culture

• ESG – commitments and disclosure

Asia	• Financial risks

Serving the protection and investment needs of the	• Persistency risk

growing middle class in Asia.	• Morbidity risk

United States Providing asset accumulation and retirement income	• Financial risks

products to US retirees.	• Policyholder behaviour risk

Africa Offering products to new customers in Africa, one of the fastest-growing regions in the world.

•

The Group continues to increase its focus on Prudential Africa's most significant risks, being those related to physical and information security and financial crime, as its presence there expands and grows in materiality.

4.     Risk governance

a
System of governance

Prudential has in place a system of governance that promotes and embeds a clear ownership of risk, processes that link risk management to business objectives and a proactive Board and senior management providing oversight of risks. Mechanisms and methodologies to review, discuss and communicate risks are in place together with risk policies and standards to enable risks to the Group to be identified, measured and assessed, managed, monitored and reported.

Material risks will be retained selectively when it is considered that there is value in doing so, and where it is consistent with the Group's risk appetite and philosophy towards risk-taking. The Group Risk Framework, which is owned by the Board, details Prudential's risk governance, risk management processes and risk appetite. The Group's risk governance arrangements are based on the 'three lines of defence' model, comprising risk taking and management, risk control and oversight, and independent assurance. The aggregate Group exposure to its key risk drivers is monitored and managed by the Risk and Compliance function which is responsible for reviewing, assessing, providing oversight and reporting on the Group's risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

During 2019 and 2020, the Group has reviewed and updated its policies and processes for alignment with the requirements of its Group-wide supervisor. The frameworks relating to oversight of transformation risk and model risk were further embedded and the Group has focused on development of a Group-wide customer conduct risk framework, building on its existing customer commitments policy.

The following section provides more detail on our risk governance, risk culture and risk management process. Specific events may have impacts across some or all of major risk categories. The Covid-19 pandemic is one such example, and the various risks impacting the Group, and its responses to it, are summarised in section 5.

b      Group Risk Framework

  i.
  Risk governance and culture

    Prudential's risk governance comprises the Board organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that have been established to make decisions and control activities on risk-related matters.

    The risk governance structure is led by the Group Risk Committee, supported by independent non-executive directors on risk committees of the Group's main subsidiaries. The Group Risk Committee reviews and approves changes made to the Group Risk Framework and to relevant policies. It also reviews and approves new risk policies and recommends to the Board any material policies which require Board approval. A number of core risk policies and standards support the Framework to enable risks to the Group to be identified, measured and assessed, managed, monitored and reported.

    Culture is a strategic priority of the Board, which recognises its importance in the way that the Group does business. It shapes the organisation-wide values that are used to prioritise risk management awareness, behaviours and practices. The Group works to promote a responsible, risk aware culture through ensuring the right balance between risk, profitability and long-term growth in organisational decision-making. This is supported through inclusion of risk considerations in performance management for key individuals; by building appropriate skills and capabilities in risk management; and by ensuring that employees understand and care about their role in managing risk through open discussions. The Group Risk Committee has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

    Prudential's Group Code of Business Conduct and Group Governance Manual include a series of guiding principles that govern the day-to-day conduct of all its people and any organisations acting on its behalf. This is supported by specific risk-related policies which require that the Group act in a responsible manner. These include, but are not limited to, policies related to financial crime covering anti-money laundering and sanctions and anti-bribery and corruption. The Group's third-party supply policy requires that human rights and modern slavery considerations are embedded across all of its supplier and supply chain arrangements. Embedded procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct are also in place.

    ESG is owned by the Board, which is responsible for determining strategy and prioritisation of key focus areas. In order to provide greater senior executive involvement and holistic oversight of ESG matters material to the Group, in 2020, a Group ESG Committee was established. The Committee is chaired by the Group Chief Financial and Chief Operating Officer, supported by senior functional leaders and representatives from the Group's business units, including the chief investment officers of the Group's asset managers. The Group ESG Committee reports to the Board through the Group Nomination & Governance Committee which comprises the Group's Chairman, the Senior Independent Director, and the chairs of the Audit, Remuneration and Risk committees and is regularly attended by the Group Chief Executive. The policies and procedures to support how the Group operates in relation to certain ESG topics are included in the Group Governance Manual. Prudential manages key ESG issues through a multi-disciplinary approach with functional ownership for specific ESG topics.

  ii.
  The risk management cycle

    Risk identification

    In accordance with provision 28 of the UK Corporate Governance Code, a process is in place to support Group-wide identification of the Company's emerging and principal risks and this combines both top-down and bottom-up views of risks at the level of the Group and its business units. The Board performs a robust assessment and analysis of these principal and emerging risks facing the Company through the risk identification process, the Group Own Risk and Solvency Assessment (ORSA) report and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated, which supports decision-making.

    The ORSA is the ongoing process of identifying, assessing, controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group's solvency needs are met at all times. Stress and scenario testing, which includes reverse stress testing requiring the Group to ascertain the point of business model failure, is another tool that helps to identify the key risks and scenarios that may have a material impact on the Group. The risk profile is a key output from the risk identification and risk measurement processes and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The Group's annual set of principal risks is given enhanced management and reporting focus.

    Risk measurement and assessment

    All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks, which are material and mitigated by holding capital, are modelled in the Group's internal model, which is used to determine economic capital requirements and is subject to independent validation and processes and controls around model changes and limitations.

    Risk management and control

    The Group's control procedures and systems focus on aligning the levels of risk-taking with the Group's strategy and can only provide reasonable, and not absolute, assurance against material misstatement or loss. Risk management and control requirements are set out in the Group's risk policies and define the Group's risk appetite in respect of material risks and the framework under which the Group's exposure to those risks is limited. The processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way, which include the flows of management information required, are also set out in the Group's risk policies. The methods and risk management tools that the Group employs to mitigate each of its major categories of risks are detailed in section 5 below.

    Risk monitoring and reporting

    The identification of the Group's principal risks informs the management information received by the Group Risk Committee and the Board. Risk reporting of key exposures against appetite is also included, as well as ongoing developments in the Group's principal and emerging risks.

  iii.
  Risk appetite, limits and triggers

    The Group recognises that interests of its customers and shareholders, and a managed acceptance of risk in pursuit of its strategy, lies at the heart of its business, and that effective risk management capabilities represent a key source of competitive advantage. Qualitative and quantitative expressions of risk appetite are defined and operationalised through risk limits, triggers and indicators. The Risk and Compliance function reviews the scope and operation of these measures at least annually. The Board approves changes to the Group's aggregate risk appetite and the Group Risk Committee has delegated authority to approve changes to the system of limits, triggers and indicators.

    Group risk appetite is defined and monitored in aggregate by the setting of objectives for its liquidity, capital requirements and non-financial risk exposure, covering risks to shareholders, including those from participating and third-party business. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide additional defined points for escalation. The Group Risk Committee is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Risk and Compliance function, which uses submissions from local business units to calculate the Group's aggregated position relative to Group risk appetite and limits.

    •
    Capital requirements. Limits on capital requirements aim to ensure that the Group maintains sufficient capital in excess of internal economic capital requirements in business-as-usual and stressed conditions, achieves its desired target rating to meet its business objectives, and supervisory intervention is avoided. The two measures currently in use at the Group level are the regulatory local capital summation method (LCSM) capital requirements (both minimum and prescribed levels) and internal economic capital (ECap/GEICA) requirements. In addition, capital requirements are monitored on local statutory bases.

    •
    Liquidity. The objective of the Group's liquidity risk appetite is to ensure that sufficient cash resources are available to meet financial obligations as they fall due in business-as-usual and stressed scenarios. This is measured using a liquidity coverage ratio (LCR) which considers the sources of liquidity against liquidity requirements under stress scenarios.

    •
    Non-financial risks. The Group is exposed to non-financial risks, including environmental, social and governance risks, as an outcome of its chosen business activities and strategy. It aims to manage these risks effectively to maintain its operational resilience and its commitments to customers and other external stakeholders, and to avoid material adverse impact on its reputation.

5.     The Group's principal risks

Broadly, the risks assumed across the Group can be categorised as those relating to its financial situation; its business and industry; regulatory and legal compliance; and those relating to ESG. Principal risks, whether materialising within the Group or at third parties on which the Group relies, may have a financial impact and could also impact the performance of products or services provided to customers and distributors and the ability to fulfil commitments to customers, giving rise to potential risks to its brand and reputation. These risks, which are not exhaustive, are detailed below. The materiality of these risks, whether material at the level of the Group or its business units, is also indicated. The Group's disclosures covering risk factors are aligned to the same categories and can be found at the end of this document.

In reading the sections below, it is useful to understand that there are some risks that Prudential's policyholders assume by virtue of the nature of their products, and some risks that the Group and its shareholders assume. Examples of the latter include those risks arising from assets held directly by and for the Group or the risk that policyholder funds are exhausted. This report is focused mainly on risks to the shareholder but will include those which arise indirectly through policyholder exposures.

Covid-19 risks and responses

The Group has responded in a number of ways to the risks arising from the coronavirus pandemic; some responses were part of existing risk management processes and procedures, while others have been initiated specifically in response to the pandemic, in particular during the acute phases experienced in Q1 and Q2.

The Group Critical Incident Procedure (GCIP) defines specific governance to be invoked in the event of a critical incident, such as a significant market, liquidity or credit-related event. This includes, where necessary, the convening of a Critical Incident Group (CIG) to oversee, coordinate, and where appropriate, direct any activity during a critical incident. In response to the economic and financial market shocks triggered by the Covid-19 pandemic the Group CRCO invoked the GCIP and convened a series of CIG meetings to provide high-cadence monitoring and management of potential threats to the capital or liquidity position of the Group. Local Incident Management teams were also activated to monitor and manage the tailored response required to support the operations, customers and employees of the Group's businesses.

These risks arising from the Covid-19, and the Group's responses to them, are summarised below, with further information provided, where relevant, within the descriptions of the Group's principal risks.

Risk areas	Responses

• Staff safety and well-being	Proactive move to working from home arrangements across jurisdictions, with local incident management teams monitoring country specific developments, undertaking risk assessments and providing regular staff communications and support.

• Customer outcomes are not met, increasing conduct risk	Initiatives and campaigns rolled out across markets, including customer cash benefits, goodwill payments, and extended grace periods for premium payments.

• Disruption to the operations of the Group, and its key partners	Application of the Group and local business continuity plans. Local Incident Management teams activated to monitor, manage and lead a tailored response to ensure continuity of service to existing customers.

• Financial market and liquidity impacts, including to Group and business unit solvency	Invocation of the Group's Critical Incident Procedures and convening of a Critical Incident Group to monitor and manage threats to the Group's solvency or liquidity position.

• Heightened risk of phishing and social engineering tactics	Group-wide phishing awareness campaigns. Heightened threat monitoring and review of cyber hygiene controls. Active management of connections to the Group network.

• Sales impacts	Roll-out of virtual face-to-face sales processes in most of the Group's markets with at least limited product offerings with appropriate regulatory engagement, oversight of incremental operational risks and ongoing monitoring of the commercial impact to existing sales channels.

• Insurance risks, in particular increased lapses and surrenders resulting from the broader economic effects	Close monitoring by the Group's businesses and targeted management actions where necessary. Covid-19-related claims have not been material to date, but are being closely monitored.

Risks to the Group's financial situation (including those from the external macroeconomic and geopolitical environment)
The global economic and geopolitical environment may impact on the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility.
Risks in this category include the market risks to our investments and the credit quality of our investment portfolio as well as liquidity risk.

Global economic and geopolitical conditions

Changes in global economic conditions can impact Prudential directly; for example, by leading to reduced investment returns and fund performance and liquidity, and increasing the cost of promises (guarantees) that have been made to the Group's customers. Changes in economic conditions, such as the abrupt and uncertain longer-term impacts resulting from the Covid-19 crisis, can also have an indirect impact on the Group; for example, leading to a decrease in the propensity for people to save and buy Prudential's products, as well as changing prevailing political attitudes towards regulation.

The geopolitical environment can also impact the Group in a wide range of ways, both directly and indirectly. Financial markets and economic sentiment have been highly susceptible to geopolitical developments in recent years, with implications for the Group's financial situation. We have seen in recent times that geopolitical tensions can result in the imposition of protectionist or restrictive regulatory and trading requirements by governments and regimes. The Covid-19 pandemic has further prompted governments to rethink the current globalised nature of supply chains, and may have geopolitical and trading implications, the full extent of which may not be clear for a while. Various governments have effected, or are considering effecting, the postponement of elections and other constitutional or legislative processes in response to the pandemic, and the longer-term impact from this increase in constitutional and political uncertainty remains to be seen.

Responses by the US, UK and other governments to the recently enacted national security law in Hong Kong, the final form and full extent of which are still being determined, may impact Hong Kong's economy. Being a key market for the Group which also hosts regional and head office functions, this could potentially impact Prudential's sales, operations and product distribution. For internationally active groups which operate across impacted jurisdictions such as Prudential, government measures and responses may also add to the complexity of legal and regulatory compliance. Compliance with Prudential's legal or regulatory obligations in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group. All these factors can increase the operational, business disruption, regulatory and financial market risks to the Group and can directly impact its sales and distribution networks. Developments in Hong Kong and the continuing impacts of the pandemic are being closely monitored by the Group and plans have been enacted to manage the disruption to the business, our employees and customers within our existing business resilience processes. Further information on the Group's business disruption risks are included below.

Macroeconomic and geopolitical risks are considered material at the level of the Group.

Market risks to our investments

This is the potential for reduced value of Prudential's investments resulting from the volatility of asset prices, driven by fluctuations in equity prices, interest rates, foreign exchange rates and property prices. Interest rates in the Group's key markets decreased to historically low levels in Q1 2020, with the stance of central banks making it likely they will remain extremely low for a while. A persistently low interest rate environment poses challenges to both the capital position of life insurers as well as to new business profitability and this is a scenario that the Group is planning for.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a strong solvency position.

The Group's market risks are managed and mitigated by the following:

-
The Group market risk policy;
-
The Group Asset Liability Committee – a first-line risk management advisory committee to the Group Chief Executive Officer which supports the identification, assessment and management of key financial risks significant to the achievement of the Group's business objectives;
-
Risk appetite statements, limits and triggers;
-
Asset and liability management programmes which include management actions such as asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate;
-
Hedging derivatives, including equity options and futures, interest rate swaps and swaptions and currency forwards;

-
The monitoring and oversight of market risks through the regular reporting of management information; and
-
Regular deep dive assessments.

As noted above, in response to the economic and financial market shocks triggered by the Covid-19 pandemic, the Group CRCO invoked the GCIP and convened a series of CIG meetings to provide high-cadence monitoring and management of any potential threats to the capital or liquidity position of the Group.

  •
  Equity and property investment risk. In Asia, the shareholder exposure to equity price movements results from unit-linked products, where fee income is linked to the market value of the funds under management. Further exposure arises from with-profits businesses where bonuses declared are based broadly on historical and current rates of return from the Asia business's investment portfolios, which include equities.

    In Jackson, investment risk arises from the assets backing customer policies. Equity risk is driven by the variable annuity business, where the assets are invested in both equities and bonds and the main risk to the shareholder comes from providing the guaranteed benefits offered. The exposure to this is primarily controlled by using a derivative hedging programme, as well as through the use of reinsurance to pass on the risk to third-party reinsurers.

    Basis risk is the inherent risk associated with imperfect hedging and is caused by variables or characteristics that drive differences between the value of an underlying position and the hedge instruments used to offset changes in its value. Within Jackson's variable annuity business, basis risk can arise from differences between the performance of the Separate Account funds in which policyholders choose to invest and that of the instruments used to replicate these funds for hedging and liability modelling purposes, which are primarily linked to the S&P 500 index. This risk exposure is proportionate to the magnitude of liability risk/hedge position which fluctuates with equity and interest rate levels. Therefore, while the market sell-off in Q1 increased this liability risk/hedge exposure, the rally in equity markets since March has had a corresponding opposite and positive impact. Jackson is actively evaluating ways to further mitigate basis risk, particularly in light of the market volatility seen as a result of the Covid-19 pandemic.

  •
  Interest rate risk. This is driven by the valuation of Prudential's assets (particularly the bonds that it invests in) and liabilities, which are dependent on market interest rates and expose the Group to the risk of those moving in a way that is detrimental. Some products that Prudential offers are sensitive to movements in interest rates. As part of the ongoing management of this risk, a number of mitigating actions to the in-force business have been taken, as well as repricing and restructuring new business offerings in response to recent relatively low interest rates. Nevertheless, some sensitivity to interest rate movements is still retained. The impact of lower interest rates may also manifest through reduced solvency levels in some of the Group's businesses, impairing their ability to make remittances, as well as reduced new business profitability.

    The Group's appetite for interest rate risk is limited to where assets and liabilities can be tightly matched and where liquid assets or derivatives exist to cover interest rate exposures.

    In Asia, our exposure to interest rate risk arises from the guarantees of some non-unit-linked investment savings products, including the Hong Kong with-profits and non-profit business. This exposure exists because of the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets, which cannot be eliminated but is monitored and managed through local risk and asset liability management committees against risk appetite aligned with the Group's limit framework.

    Interest rate risk results from the cost of guarantees in the variable annuity and fixed indexed annuity business, which may increase when interest rates fall. The level of sales of variable annuity products with guaranteed living benefits is actively monitored, and the risk limits we have in place help to ensure we are comfortable with the level of interest rate and market risks incurred as a result. Derivatives are also used to provide some protection. Jackson is also affected by interest rate movements to its fixed annuity book where the assets are primarily invested in bonds and shareholder exposure comes from the mismatch between these assets and the guaranteed rates that are offered to policyholders. As at 1 June 2020, this risk has been substantially transferred as part of the reinsurance transaction with Athene, leaving only a limited exposure from residual policies including those from the blocks acquired externally (ie from the REALIC and John Hancock businesses).

  •
  Foreign exchange risk. The geographical diversity of Prudential's businesses means that it has some exposure to the risk of foreign exchange rate fluctuations. Some entities within the Group that write policies, invest in assets or enter into other transactions in local currencies or currencies not linked to the US dollar. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group financial statements when results are reported in US dollars. This risk is accepted within our appetite for foreign exchange risk.

    In cases where a non-US dollar denominated surplus arises in an operation which is to be used to support Group capital, or where a significant cash payment is due from a subsidiary to the Group, this currency exposure may be hedged where it is believed to be economically favourable to do so. Further, the Group generally does not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside the countries in which it operates, but it does have some appetite for this on fee income and on non-sterling investments within the with-profits fund. Where foreign exchange risk arises outside appetite, currency swaps and other derivatives are used to manage the exposure.

Liquidity risk

Prudential's liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due, and the Group considers this under both normal and stressed conditions. It includes the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact on market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or where redemption requests are made against Prudential's external funds. Liquidity risk is considered material at the level of the Group.

Prudential has no appetite for liquidity risk, ie for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario.

The Group has significant internal sources of liquidity, which are sufficient to meet all of our expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of $2.6 billion of undrawn committed facilities that can be made use of, expiring in 2025. Access to further liquidity is available through the debt capital markets and an extensive commercial paper programme is in place, and Prudential has maintained a consistent presence as an issuer in the market for the past decade.

A number of risk management tools are used to manage and mitigate this liquidity risk, including the following:

-
The Group's liquidity risk policy;
-
Risk appetite statements, limits and triggers;
-
Regular assessment by the Group and business units of LCRs which are calculated under both base case and stressed scenarios and are reported to committees and the Board;
-
The Group's Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as gap analysis of liquidity risks and the adequacy of available liquidity resources under normal and stressed conditions;
-
Regular stress testing;

-
Our contingency plans and identified sources of liquidity;
-
The Group's ability to access the money and debt capital markets;
-
Regular deep dive assessments; and
-
The Group's access to external committed credit facilities.

Credit risk

Credit risk is the potential for reduction in the value of investments which results from the perceived level of risk of an investment issuer being unable to meet its obligations (defaulting). Counterparty risk is a type of credit risk and relates to the risk of the counterparty to any contract we enter into being unable to meet their obligations causing the Group to suffer loss.

Prudential invests in bonds that provide a regular, fixed amount of interest income (fixed income assets) in order to match the payments needed to policyholders. It also enters into reinsurance and derivative contracts with third parties to mitigate various types of risk, as well as holding cash deposits at certain banks. As a result, it is exposed to credit risk and counterparty risk across its business. The assets backing the Jackson general account portfolio and the Asia shareholder business means credit risk is considered a material risk for the Group's business units.

The Group has some appetite to take credit risk where it arises from profit-generating insurance activities, to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a strong solvency position.

A number of risk management tools are used to manage and mitigate this credit risk, including the following:

-
A credit risk policy and dealing and controls policy;
-
Risk appetite statements and limits that have been defined on issuers, and counterparties;
-
Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions;
-
The Group Credit Risk Committee's oversight of credit and counterparty credit risk and sector and/or name-specific reviews;
-
Regular assessments; and
-
Close monitoring or restrictions on investments that may be of concern.

The total debt securities4 at 30 June 2020 were $121.5 billion (30 June 2019: $126.9 billion; 31 December 2019: $134.6 billion). Credit risk arises from the debt portfolio in the Asia business comprising the shareholder, with-profit and unit-linked funds, the value of which was $82.1 billion at 30 June 2020. The majority (71 per cent) of the portfolio is in unit-linked and with-profits funds. The remaining 29 per cent of the debt portfolio is held to back the shareholder business.

In the general account of the Group's US business, $39.0 billion of debt securities are held to support shareholder liabilities including those from our fixed annuities, fixed indexed annuities and life insurance products. The shareholder-backed debt portfolio of the Group's other operations was $0.3 billion as at 30 June 2020. Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

•
Group sovereign debt. Prudential invests in bonds issued by national governments. This sovereign debt holding represented 27 per cent or $17.1 billion1 of the shareholder debt portfolio of the Group as at 30 June 2020 (31 December 2019: 22 per cent or $18.8 billion of the shareholder debt portfolio). The particular risks associated with holding sovereign debt are detailed further in our disclosures on risk factors.

  The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 30 June 2020 are given in note C1 of the Group's IFRS financial statements.

•
Corporate debt and loan portfolio.  In the Asia shareholder business, corporate debt exposures totalled $11.3 billion of which $10.3 billion or 92 per cent were investment grade rated. In the US general account, corporate debt exposures amounted to $29.1 billion following the Athene transaction, and the portfolio remains of high credit quality with 97 per cent5 remaining investment grade rated.

•
Bank debt exposure and counterparty credit risk.  Prudential's exposure to banks is a key part of its core investment business, as well as being important for the hedging and other activities undertaken to manage its various financial risks. Given the importance of its relationship with its banks, exposure to the sector is considered a material risk for the Group. The exposure to derivative counterparty and reinsurance counterparty credit risk, which includes the recently announced reinsurance agreement with Athene Life Re, is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, Prudential reduces its exposure, buys credit protection or uses additional collateral arrangements to manage its levels of counterparty credit risk.

At 30 June 2020:

-
93 per cent of the Group's shareholder portfolio (excluding all government and government-related debt) is investment grade rated2. In particular, 53 per cent of the portfolio is rated2 A- and above (or equivalent); and
-
The Group's shareholder portfolio is well diversified: no individual sector3 makes up more than 10 per cent of the total portfolio (excluding the financial and sovereign sectors). The exposures held by the shareholder-backed business and with-profits funds in bank debt securities at 30 June 2020 are given in note C1 of the Group's IFRS financial statements.

Risks from the nature of our business and our industry
These include the Group's non-financial risks (including operational and financial crime risk), transformation risks from significant change activity and the insurance risks assumed by the Group in providing its products.

Transformation risk

Prudential has a number of significant transformation and change programmes under way to deliver the Group's strategy for growth, improve customer experiences, strengthen its operational resilience and control environment, and meet regulatory and industry requirements. If the Group does not deliver these programmes to defined timelines, scope and cost, this may negatively impact on its operational capability, ability to deliver its strategy and reputation.

In 2020, transformation risk remains a material risk for Prudential. The Group's transformation and change programmes inherently give rise to design and execution risks, and may introduce new, or increase existing, business risks and dependencies. These include, but are not limited to, an increased strain on operational capacity, newly-implemented controls being ineffective or a general weakening of the control environment of the Group. Implementing further strategic transformation initiatives may amplify these risks. In order to manage these risks, the Group's Transformation Risk Framework aims to ensure that, for both transformation and strategic initiatives, strong programme governance is in place with embedded risk expertise to achieve ongoing and nimble risk oversight, and regular risk monitoring and reporting to risk committees is delivered.

The Group's current portfolio of transformation and significant change programmes include the intended separation of Jackson from the Group; the expansion of the Group's digital capabilities and use of technology, platforms and analytics; and improvement of business efficiencies through operating model changes (covering data, systems and people). Programmes related to regulatory/industry change such as the transition to the Hong Kong IA's GWS Framework, changes required to effect the discontinuation of inter-bank offered rates (IBORs) in their current form and the implementation of IFRS 17 are also ongoing. See below for further detail on these regulatory changes.

Non-financial risks

In the course of doing business, the Group is exposed to non-financial risks. A combination of the complexity of the Group, its activities and the extent of transformation in progress creates a challenging operating environment. The Group's main non-financial risks are detailed below. These risks are considered to be material at the level of the Group.

  •
  Operational risk.  Prudential defines operational risk as the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel or systems, or from external events. This may arise from employee error, model error, system failures, fraud or other events which disrupt business processes or has a detrimental impact to customers. Activities across the scope of our business, including operational activity, regulatory compliance, and those supporting ESG activities more broadly can expose us to operational risks. A large volume of complex transactions is processed by the Group across a number of diverse products and are subject to a high number of varying legal, regulatory and tax regimes. Prudential has no appetite for material losses (direct or indirect) suffered as a result of failing to develop, implement or monitor appropriate controls to manage operational risks.

    The Group's outsourcing and third-party relationships require distinct oversight and risk management processes. A number of important third-party relationships exist which provide the distribution and processing of Prudential's products, both as market counterparties and as outsourcing partners, including new IT and technology partners. In Asia, the Group continues to expand its strategic partnerships and renew bancassurance arrangements and in Africa Prudential is continuing its expansion through acquisitions. These third-party arrangements support Prudential in providing a high level and cost-effective service to our customers, but they also make us reliant on the operational resilience and performance of our outsourcing partners.

    The Group's requirements for the management of material outsourcing arrangements, which are in accordance with relevant applicable regulations, are included through its well-established Group-wide third-party supply policy. Third-party management is also included and embedded in the Group-wide framework and risk management for operational risk (see below). Third-party management forms part of the Group's operational risk categorisations and a defined qualitative risk appetite statement and supporting limits and triggers are in place.

    The performance of the Group's core business activities places reliance on the IT infrastructure, provided by our external IT and technology partners, that supports day-to-day transaction processing and administration. This IT environment must also be secure, and an increasing cyber risk threat needs to be addressed as the Group's digital footprint increases and the sophistication of cyber threats continue to evolve—see separate information security risk sub-section below. Exposure to operational and other external events could impact operational resilience by significantly disrupting systems, operations and services to customers, which may result in financial loss, customer impacts and reputational damage. Operational challenges also exist in keeping pace with regulatory changes. This requires implementing processes to ensure we are, and remain, compliant on an ongoing basis, including regular monitoring and reporting.

Group-wide framework and risk management for operational risk

The risks detailed above form key elements of the Group's operational risk profile. A Group-wide operational risk framework is in place to identify, assess, manage, control and report effectively on all operational risks across the business. The key components of the framework are:

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Application of a risk and control self-assessment (RCSA) process, where operational risk exposures are identified and assessed as part of a periodical cycle. The RCSA process considers a range of internal and external factors, including an assessment of the control environment, to determine the business's most significant risk exposures on a prospective basis;
-
An internal incident management process, which identifies, quantifies and monitors remediation conducted through root cause analysis and application of action plans for risk events that have occurred across the business;
-
A scenario analysis process for the quantification of extreme, yet plausible manifestations of key operational risks across the business on a forward-looking basis. This is carried out at least annually and supports external and internal capital requirements as well as informing risk oversight activity across the business; and
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An operational risk appetite framework that articulates the level of operational risk exposure the business is willing to tolerate, covering all operational risk categories, and sets out escalation processes for breaches of appetite.

Outputs from these processes and activities performed by individual business units are monitored by the Risk function, which provides an aggregated view of the risk profile across the business to the Group Risk Committee and Board.

These core framework components are embedded across the Group via the Group Operational Risk Policy and Standards documents, which set out the key principles and minimum standards for the management of operational risk across the Group. The Group Operational Risk Policy, standards and operational risk appetite framework sit alongside other risk policies and standards that individually engage with key operational risks, including outsourcing and third-party supply, business continuity, financial crime, technology and data, operations processes and extent of transformation. These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control operational risks, including:

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A transformation risk framework that assesses, manages and reports on the end-to-end transformation life cycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;
-
Internal and external review of cyber security capability and defences;
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Regular updating and testing of elements of disaster-recovery plans and the Critical Incident Procedure process;
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Group and business unit-level compliance oversight and testing in respect of adherence with in-force regulations;
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Regulatory change teams in place to assist the business in proactively adapting and complying with regulatory developments;
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On financial crime risks (see below), screening and transaction monitoring systems are in place and a programme of compliance control monitoring reviews is undertaken, as well as regular risk assessments;
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A framework is in place for emerging risk identification and analysis in order to capture, monitor and allow us to prepare for operational risks that may crystallise beyond the short-term horizon;
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Corporate insurance programmes to limit the financial impact of operational risks; and
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Reviews of key operational risks and challenges within Group and business unit business plans.

These activities are fundamental in maintaining an effective system of internal control, and as such outputs from these also inform core RCSA, incident management and scenario analysis processes and reporting on operational risk. Furthermore, they also ensure that operational risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group's strategy.

•
Business disruption risk.  Events in 2020 have shown how material business disruption risk is to effective business operations and delivery of business services to policyholders, and the potential impact to our customers and the market more broadly. The Group continuously seeks to develop greater business resilience through planning, preparation, testing and adaption. Business continuity management (BCM) is one of a number of activities undertaken by the Group Security function that helps the Group to protect its key stakeholders and its systems, and business resilience is at the core of the Group's embedded BCM programme. The BCM programme and framework are appropriately linked to all business activities, and includes business impact analyses, risk assessments, incident management plans, disaster recovery plans, and the exercising and execution of these plans. Based on industry standards, the BCM programme is designed to provide business continuity that matches the Group's evolving business needs and is appropriate to the size, complexity and nature of the Group's operations. Prudential is also taking a broader, multi-functional approach to building greater business resilience, working with our external third-party providers and our service delivery teams to improve our ability to withstand, absorb and recover from disruption to our business services, while minimising the impact on our customers. The Group continuously reviews and develops its contingency plans and its ability to respond effectively when disruptive incidents occur, such as those resulting from the Covid-19 pandemic and, prior to this, the Hong Kong protests.

  Business disruption risks are closely monitored by the Group Security function, with key operational effectiveness metrics and updates on specific activities being reported to the Group Risk Committee and discussed by cross-functional working groups.

•
Information security risk and data privacy.  Information security and data privacy risks remain significant considerations for Prudential. This includes the risk of malicious attack on its systems, network disruption and risks relating to data security, integrity, privacy and misuse. The cyber security threat and criminal capability in this area continues to evolve globally in sophistication and potential significance with an increased level of understanding of complex financial transactions which increases the risks to the financial services industry. The systemic risk of sophisticated but untargeted attacks remains high, particularly so during times of heightened geopolitical tensions. The scale of the Group's IT infrastructure and network (and the services required to monitor and manage it), stakeholder expectations and high-profile cyber security and data misuse incidents across industries mean that these risks are considered material at the level of the Group.

  Prudential and the insurance industry are making increasing use of emerging technological tools and digital services, or forming partnerships with third parties that provide these capabilities. While this provides new opportunities, opening up markets, improving insights and increasing scalability, it also comes with additional risks which are managed within the Group's existing governance and risk management processes, including additional operational risks and increased risks around data security and misuse. Automated digital distribution channels increase the criticality of system and process resilience in order to deliver uninterrupted service to customers.

  Developments in data protection requirements, such as the California Consumer Protection Act which came into force on 1 January 2020, continue to evolve worldwide. This increases financial and reputational implications for Prudential in the event of a breach of its (or third-party suppliers') IT systems. As well as protecting data, stakeholders expect companies and organisations to use personal information transparently and appropriately. Given this, both information security and data privacy are key risks for the Group. As well as having preventative risk management in place, it is fundamental that the Group has robust critical recovery systems in place in the event of a successful attack on its infrastructure, a breach of its information security or a failure of its systems in order to retain its customer relationships and trusted reputation.

  During 2020, work to operationalise the revised organisational structure and governance model for cyber security management has continued. This change has resulted in a centralised Group-wide Information Security and Privacy function, leveraging skills, tools and resources across the business under a 'centre of excellence' model. This global function is led by the Group Chief Information Security Officer and falls within the scope of the responsibilities of the Group Chief Digital Officer, working closely with the Group Risk and Compliance Function and Group Chief Risk and Compliance Officer to ensure appropriate second line oversight. Cyber risk management is also conducted locally within business units with input from business information security officers and with oversight from local risk committees. The Prudential plc Board is briefed at least twice annually on cyber security by the Group CISO and executive training is provided to ensure that members understand the latest regulatory expectations and the threats facing the Group and that they have the means to enable appropriate oversight in this area.

  A new Group-wide information security policy has been introduced that aligns to over 20 international standards such as ISO 27001/2, MAS, and NIST Cyber Security Framework to ensure full coverage and adoption of best practices. Local policies are also aligned to relevant local regulation or law. Our Group-wide privacy policy was developed in collaboration with industry experts to support a pragmatic approach to the evolving regulatory environment globally and ensure compliance with all applicable laws and regulations. This approach ensures that all our stakeholders have confidence in our approach to information security and risk management.

  These developments have allowed the Group to progress on its cyber security strategy, which for 2020 has four key objectives:

  -
  Automation of key processes to provide near real-time information on cyber security risks, allowing for increased response times scalability of defences to threat vectors across all security disciplines. This also enables improved, and more rapid, decision-making;
  -
  Using technology for the rapid enablement of the Group's businesses, which supports the Group Digital Transformation strategy while meeting the security requirements and expectations;

  -
  Optimisations for efficiency in cyber security and data privacy management. This includes the delivery of centralised services across the Group in areas such as vulnerability management; and
  -
  Continuous identification and implementation of improvements to the people, processes or technology deployed on cyber security and privacy management.

•
Financial crime risk.  As with all financial services firms, Prudential is exposed to risks relating to money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); fraud (the risk that fraudulent claims or transactions, or procurement of services, are made against or through the business); sanctions compliance (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); and bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive benefits from others for the same purpose).

  Prudential operates in some high-risk countries where, for example, the acceptance of cash premiums from customers may be common practice, large-scale agency networks may be in operation where sales are incentivised by commission and fees or where there is a higher concentration of exposure to politically-exposed persons.

  The Group-wide policies we have in place on anti-money laundering, fraud, sanctions and anti-bribery and corruption reflect the values, behaviours and standards that are expected across the business. Across Asia, screening and transaction monitoring systems are in place and a series of improvements and upgrades are being implemented, while a programme of compliance control monitoring reviews is being undertaken. Risk assessments are performed annually at higher risk locations. Due diligence reviews and assessments against Prudential's financial crime policies are performed as part of the Group's business acquisition process. The Group continues to undertake strategic activity to monitor and evaluate the evolving fraud risk landscape, mitigate the likelihood of fraud occurring and increase the rate of detection.

  The Group has in place a mature confidential reporting system through which staff and other stakeholders can report concerns relating to potential misconduct. The process and results of this are overseen by the Group Audit Committee.

Insurance risks

Insurance risk makes up a significant proportion of Prudential's overall risk exposure. The profitability of its businesses depends on a mix of factors, including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing of policies), and increases in the costs of claims, including the level of medical expenses increases over and above price inflation (claim inflation).

The principal drivers of the Group's insurance risk vary across its business units. Across Asia, where a significant volume of health and protection business is written, the most significant insurance risks are persistency risk, morbidity risk and medical inflation risk. In Jackson, policyholder behaviour risk is particularly material, especially in the take up of options and guarantees on variable annuity business which impacts profitability and is influenced by market performance and the value of policy guarantees.

The Group has appetite for retaining insurance risks in order to create shareholder value in the areas where it believes it has expertise and controls to manage the risk and can support such risk with its capital and solvency position.

The impact of Covid-19 to economic activity and employment levels across the Group's markets has the potential to elevate the incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. In particular extended travel restrictions could affect product persistency in the Group's Asia business. While these impacts to the business have not been material to date, they are being closely monitored by the Group's businesses with targeted management actions being implemented where necessary, which includes additional IBNR claims reserves in some markets where delays in non-acute medical treatments due to movement restrictions have been observed.

The Group's persistency assumptions reflect similarly a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumptions. Persistency risk is managed by appropriate training and sales processes (including active customer engagement and service quality) and managed locally post-sale through regular experience monitoring and the identification of common characteristics of business with high lapse rates. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns and any additional risk is accounted for. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. The effect of persistency on the Group's financial results can vary but depends mostly on product design and market conditions.

In Asia, Prudential writes significant volumes of health and protection business and so a key assumption is the rate of medical inflation, which is often in excess of general price inflation. There is a risk that the expenses of medical treatment increase more than expected, so the medical claim cost passed on to Prudential is higher than anticipated. Medical expense inflation risk is best mitigated by retaining the right to reprice our products each year and by having suitable overall claims limits within our policies, either limits per type of claim or in total across a policy, annually and/or over the policy lifetime. Prudential's morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

Prudential's insurance risks are managed and mitigated using the following:

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The Group's insurance, product and underwriting risk policies;
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The risk appetite statements, limits and triggers;
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Using persistency, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;
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Using reinsurance to mitigate mortality and morbidity risks;
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Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;
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Maintaining the quality of sales processes, training and using initiatives to increase customer retention in order to mitigate persistency risk;
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Using product repricing and other claims management initiatives in order to mitigate medical expense inflation risk; and
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Regular deep dive assessments.

Conduct risk

Prudential's conduct of business, especially the design and distribution of its products, is crucial in ensuring that the Group's commitment to meeting customers' needs and expectations are met. The Group's conduct risk framework is owned by the first line which reflects management focus on achieving good customer outcomes.

Conduct risk drivers can be found throughout the product life cycle, from the complexity of the Group's products, to its diverse distribution channels (including virtual face-to-face sales processes implemented in response to Covid-19 restrictions) and the ongoing servicing of its customers. Prudential aims to mitigate conduct risk with robust controls, which are identified and assessed through the Group's conduct risk assessment framework, and regularly tested within its monitoring programmes. Conduct risk is heightened in markets where financial sophistication among consumers may be lower. In alignment with the Group's purpose of helping people get the most out of life, Prudential strives towards making health and protection coverage affordable and accessible to all. Management of Prudential's conduct risk in its emerging markets is therefore high on the agenda.

Prudential's conduct risks are managed and mitigated using the following:

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The Group's code of business conduct and customer commitments, product and underwriting risk policies;
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Maintaining the quality of sales processes, training and using other initiatives to improve customer outcomes;
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Ensuring proper sales practices via the use of welcome calls and mystery shopping;
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Proper claims management and complaint handling practices;
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Regular deep dive assessments on, and monitoring of, conduct risks;
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Conduct risk assessments; and

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Consideration of customer outcomes as part of any business change, including acquired, reinsured or divested business.

Risks related to regulatory and legal compliance
These include risks associated with prospective regulatory and legal changes and compliance with existing regulations and laws – including their retrospective application – with which the Group must comply with in the conduct of its business.

Prudential operates under the ever-evolving requirements set out by diverse regulatory, legal and tax regimes which may impact Prudential's business or the way in which it is conducted. This covers a broad range of risks including changes in government policy and legislation, capital control measures, and new regulations at either national or international level. In addition to the risks arising from regulatory change, the breadth of local and Group-wide regulatory arrangements presents the risk that regulatory requirements are not fully met, resulting in specific regulator interventions or actions including retrospective interpretation of standards by regulators which may result in regulatory censure or significant additional costs to the business. Furthermore, as the industry's use of emerging technological tools and digital services increases, this is likely to lead to new and unforeseen regulatory issues and the Group is monitoring the regulatory developments and standards emerging around the governance and ethical use of technology and data.

In certain jurisdictions in which Prudential operates there are also a number of ongoing policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised. Decisions taken by regulators, including those related to solvency requirements, corporate or governance structures, capital allocation, financial reporting and risk management may have an impact on our business.

The focus of some governments toward more protectionist or restrictive economic and trade policies could impact on the degree and nature of regulatory changes and Prudential's competitive position in some geographic markets. This could take effect, for example, through increased friction in cross-border trade, capital controls or measures favouring local enterprises such as changes to the maximum level of non-domestic ownership by foreign companies. These developments continue to be monitored by the Group at a national and global level and these considerations form part of the Group's ongoing engagement with government policy teams and regulators.

Further information on specific areas of regulatory and supervisory requirements and changes are included below.

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Group-wide supervision.  From 21 October 2019, Prudential's Group-wide supervisor changed to the Hong Kong IA. As a result, the Group currently applies the local capital summation method (LCSM) to determine Group regulatory capital requirements (both minimum and prescribed levels). The enabling legislation for the Hong Kong IA's GWS Framework was enacted in July 2020. The timing of finalisation and implementation of the GWS Framework remains uncertain, although it is expected to become effective in early 2021.

•
Global regulatory developments and systemic risk regulation.  Efforts to curb systemic risk and promote financial stability are also under way. At the international level, the Financial Stability Board (FSB) continues to develop recommendations for the asset management and insurance sectors, including ongoing assessment of systemic risk measures. The International Association of Insurance Supervisors (IAIS) has continued its focus on the following key developments.

  In November 2019 the IAIS adopted the Common Framework (ComFrame) which establishes supervisory standards and guidance focusing on the effective group-wide supervision of Internationally Active Insurance Groups (IAIGs). Prudential was included in the first register of IAIGs released by the IAIS on 1 July 2020 and was designated an IAIG by the Hong Kong IA following an assessment against the established criteria in ComFrame.

  The IAIS has also been developing the ICS (Insurance Capital Standard) as part of ComFrame. The implementation of ICS will be conducted in two phases: a five-year monitoring phase followed by an implementation phase. The Aggregation Method is one of the alternatives being considered to the default approach undertaken for the ICS during the monitoring period and the related proposals are being led by the National Association of Insurance Commissioners (NAIC). Alongside the current ICS developments, the NAIC is also developing its Group Capital Calculation (GCC) for the supervision of insurance groups in the US. The GCC is intended to be a risk-based capital (RBC) aggregation methodology. In developing the GCC, the NAIC will also consider Group capital developments by the US Federal Reserve Board, which will inform the US regulatory association in its construction of a US group capital calculation.

  The FSB has endorsed a new holistic framework (HF) for systemic risk for implementation by the IAIS in 2020 and suspended G-SII designations until a review to be undertaken in 2022. Many of the previous G-SII measures have already been adopted into the insurance core principles (ICPs) and ComFrame. As an IAIG, Prudential continues to be subject to these measures. The HF also includes a monitoring element for the identification of a build-up of systemic risk and to enable supervisors to take action where appropriate. As a result of the Covid-19 pandemic, this monitoring requirement has been replaced with a Covid-19-focused exercise for 2020. In June 2020 the IAIS published an application paper on the liquidity risk elements introduced into the ICPs and ComFrame. A public consultation on the development of liquidity metrics to be used as an ancillary indicator for monitoring is planned for Q4 2020, with a further consultation focused on macroeconomic elements expected to follow in 2021.

  In the US, various initiatives are under way to introduce fiduciary obligations for distributors of investment products, which may reshape the distribution of retirement products. Jackson has introduced fee-based variable annuity products in response to the potential introduction of such rules, and we anticipate that the business's strong relationships with distributors, history of product innovation and efficient operations should further mitigate any impacts.

  In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New local capital rules and requirements could be introduced in these and other regulatory regimes that challenge legal or ownership structures, or current sales practices, or could be applied to sales made prior to their introduction retrospectively, which could have a negative impact on Prudential's business and reported results.

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IFRS 17.  In May 2017, the International Accounting Standards Board (IASB) published its replacement standard on insurance accounting IFRS 17, 'Insurance Contracts'. Some targeted amendments to this standard, including to the effective date, were issued in June 2020. IFRS 17, 'Insurance Contracts', as amended, will introduce fundamental changes to the IFRS-based reporting of insurance entities that prepare accounts according to IFRS from 2023. IFRS 17 is expected to, among other things, include altering the timing of IFRS profit recognition, and the implementation of the standard is likely to require changes to the Group's IT, actuarial and finance systems. The Group is reviewing the complex requirements of this standard and considering its potential impact.

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Inter-bank offered rate reforms.  In July 2014, the Financial Stability Board (FSB) announced widespread reforms to address the integrity and reliability of IBORs. The discontinuation of IBORs in their current form and their replacement with alternative risk-free reference rates such as the Sterling Overnight Index Average benchmark (SONIA) in the UK and the Secured Overnight Financing Rate (SOFR) in the US could, among other things, impact the Group through an adverse effect on the value of Prudential's assets and liabilities which are linked to, or which reference IBORs, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

Risk management and mitigation of regulatory risk at Prudential includes the following:

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Risk assessment of the Business Plan which includes consideration of current strategies;
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Close monitoring and assessment of our business environment and strategic risks;
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The consideration of risk themes in strategic decisions; and

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Ongoing engagement with national regulators, government policy teams and international standard setters.

The Group's ESG-related risks
These include environmental risks associated with climate change (including physical and transition risks), social risks that arise from the diverse people and communities that the Group interacts with and governance-related risks.

The business environment in which Prudential operates is continually changing and responding effectively to those material risks associated with ESG themes is crucial in maintaining Prudential's brand and reputation, its ability to attract and retain customers and staff, and in turn its financial performance and delivery of its long-term strategy. The Group maintains active engagement with its key stakeholders as it responds to ESG-related matters, including investors, customers, employees, governments, policymakers and regulators in its key markets, as well as with industry bodies and forums—all of whom have expectations in this area which may differ.

Further information on ESG governance is detailed in section 4 above and further detail on how the Group addresses material risks associated with ESG themes is included in the Prudential plc ESG Report 2019.

•
Environmental risks.  The environmental risk associated with climate change is one ESG area that poses significant risks to Prudential and its customers. The global transition to a lower carbon economy could potentially see the financial assets of carbon-intensive companies re-price as a result of facing significantly higher costs or decreasing demand for their products and services. The speed of this transition, including the extent to which it is orderly and managed, will be influenced by factors such as public policy, technology and changes in market or investor sentiment. This 'transition risk' may adversely impact the valuation of investments held by the Group. The Group expects the physical impacts of climate change, driven by both specific short-term climate-related events such as natural disasters and longer-term changes in the natural environment, to increasingly influence the longevity, mortality and morbidity risk assessments of the Group's product offerings. Climate-driven change in countries in which Prudential, or its key third parties, operate could impact on its operational resilience, underwriting assumptions and could change its claims profile. More information about the activities the Group is undertaking to increase its understanding and risk management of these climate-related risks can be found in the Prudential plc ESG Report 2019.

•
Social risks.  Social risks that could impact Prudential include the emerging population risks associated with public health trends (such as an increase in obesity) and demographic changes (such as population urbanisation) which may impact customer lifestyles and therefore may impact claims against the Group's insurance product offerings. As a life and health insurer, we are committed to playing a greater role in preventing and postponing illness in order to protect our customers. Further information about how we are investing in artificial intelligence technology to enable access to an affordable and quality healthcare digital offering can be found within the Pulse case study included in the ESG Report 2019. Other social risks may arise from a failure to consider the rights, diversity, well-being, and interests of people and communities in which the Group, or its third parties, operates. These risks are increased as Prudential operates in multiple jurisdictions with distinct local cultures and considerations. The Group assumes responsibilities as a responsible employer and is exposed to the risk of being unable to attract, retain and develop highly-skilled staff, which can be increased where Prudential does not have responsible working practices.

•
Governance risks.  A failure to maintain high standards of corporate governance may adversely impact the Group and its customers, staff and employees, through poor decision-making and a lack of oversight of its key risks, particularly in joint ventures or partnerships where Prudential does not have direct overall control. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration increases the risk of poor senior management behaviours. Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations.

Notes

1
Excluding assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds.
2
Based on hierarchy of Standard & Poor's, Moody's and Fitch, where available and if unavailable, NAIC and other external ratings and the internal ratings have been used.
3
Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill Lynch. Anything that cannot be identified from the three sources noted is classified as other. Excludes debt securities from other operations.
4
In 2020, to align more closely with the internal risk management analysis, the Group altered the compilation of its credit ratings analysis to use the middle of the Standard & Poor's, Moody's and Fitch ratings, where available. Where ratings are not available from these rating agencies, NAIC ratings (for the US), local external rating agencies' ratings and lastly internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the 'below BBB- and unrated' category. The total securities (excluding sovereign debt) that were unrated at 30 June 2020 were $788 million (30 June 2019: $794 million; 31 December 2019: $648 million). Previously, Standard & Poor's ratings were used where available and if not, Moody's and then Fitch were used as alternatives. Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio.
5
Excluding assets in consolidated funds financed largely by external third-party (non-recourse) borrowings, for which the Group's exposure is limited to the investment held by Jackson. Including these assets, the US corporate debt portfolio is 93 per cent investment grade.

ADDITIONAL INFORMATION

Risk Factors

A number of risk factors may affect Prudential's business, financial condition, results of operations and/or prospects and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the reservations specified under 'Forward-looking statements'.

1.    RISKS RELATING TO PRUDENTIAL'S FINANCIAL SITUATION

1.1
The Covid-19 pandemic has had a significant impact on financial market volatility and global economic activity, increased operational disruption risks to the Group and has adversely impacted Prudential's sales in affected markets and its financial condition, results of operations and prospects. The full extent of the longer-term impacts from the pandemic remains uncertain.

  The Covid-19 pandemic has significantly increased the volatility of equity markets, interest rates and credit spreads, reduced market liquidity and reduced global economic activity. The potential adverse impacts to the Group of these effects are detailed in the Financial Market and Economic Conditions risk factor detailed in section 1.2 below. However, the full extent of the impact of the pandemic on financial markets and economic growth is highly uncertain and unpredictable and will be influenced by the actions, including the duration and effectiveness of mitigating measures of governments, policymakers and the public. Where these impacts are prolonged, this may impact the solvency position of Prudential's subsidiaries and prevent or limit their ability to make remittances, adversely impacting the financial condition and prospects of the Group.

  The immediate regulatory and supervisory responses to the Covid-19 pandemic have been broad and have included increased scrutiny of the operational resilience, liquidity and capital strength (including the impact of making dividend payments) of financial services companies. Various governments have effected, or are considering effecting, the postponement of elections and other constitutional or legislative processes in response to the pandemic, and this may result in an increase in constitutional and political uncertainty in the markets in which the Group operates. The longer term political, regulatory and supervisory developments resulting from the Covid-19 pandemic remain highly uncertain. These may include changes to government fiscal policies, laws or regulations aimed at increasing financial stability and/or measures on businesses or specific industries to contribute to, lessen or otherwise support, the financial cost to governments in addressing the pandemic.

  The Covid-19 pandemic, and measures to contain it, have slowed economic and social activity in the Group's geographical markets. While these conditions persist, the level of sales activity in affected markets has been, and will continue to be, adversely impacted through a reduction in travel and agency and bancassurance activity. The impact to economic activity and employment levels may result in an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. Extended travel restrictions in particular may adversely impact product persistency in the Group's Asia business. While these impacts to the Group have not been material to date, the full extent of the impact of the Covid-19 pandemic is currently highly uncertain and the Group's claims experience to date and its current insurance assumptions cannot be taken as an indicator of future potential experience from the Covid-19 pandemic which may deteriorate significantly and have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

  Disruption to Prudential's operations may result where its employees, or those of its service partners and counterparties, contract the coronavirus or are affected by travel restrictions; where office closures and other measures impacting working practices are effected, such as the imposition of remote working arrangements; and where quarantine requirements and isolation measures under local laws apply, and as a result of social distancing and/or other psychosocial impacts. While such measures are in place, there may be an increase in attempts to compromise IT systems through phishing and social engineering tactics.

  In some markets Prudential has implemented changes to its sales and distribution processes. These include virtual face-to-face sales of its products and the online recruitment, training and, where possible, licensing of agents. Such changes may increase or introduce new operational and regulatory risks in particular those focused on customer outcomes and conduct. A failure to implement appropriate governance and management of these new or incremental risks may adversely impact Prudential's reputation and brand and the results of its operations. In markets where the level of sales under these new processes is material or where such processes become permanent distribution channels, the commercial value of the Group's existing sale and distribution arrangements, such as bancassurance arrangements, may be adversely impacted.

1.2
Prudential's businesses are inherently subject to market fluctuations and general economic conditions, each of which may adversely affect the Group's business, financial condition, results of operations and prospects

  Uncertainty, fluctuations or negative trends in international economic and investment climates could have a material adverse effect on Prudential's business and profitability. Prudential operates in a macroeconomic and global financial market environment that presents significant uncertainties and potential challenges. For example, interest rates in the United States ("US") and some Asian countries in which Prudential operates have decreased to historic lows driven by the responses of central banks to mitigate the impact of the Covid-19 pandemic, and the transition to a lower carbon economy may impact long-term asset valuations.

  Global financial markets are subject to uncertainty and volatility created by a variety of factors. These factors include slowdowns or reversals in world economic growth (particularly where this is abrupt, as has been the case with the impact of the Covid-19 pandemic), fluctuations in global energy prices, changes in monetary policy in China, the US and other jurisdictions together with their impact on the valuation of all asset classes and effect on interest rates and inflation expectations, and concerns over sovereign debt. Other factors include the increased level of (geo)political risk and policy-related uncertainty (including the broader market impacts resulting from the trade negotiations between the US and China) and socio-political, climate-driven and pandemic events. The extent of financial market and economic impact of these factors may be highly uncertain and unpredictable and influenced by the actions, including the duration and effectiveness of mitigating measures of governments, policymakers and the public.

  The adverse effects of such factors could be felt principally through the following items:

  –
  Lower interest rates and reduced investment returns arising on the Group's portfolios including impairment of debt securities and loans, which could reduce Prudential's capital and impair its ability to write significant volumes of new business, increase the potential adverse impact of product guarantees included in Jackson's variable annuities and non-unit-linked savings products in Asia, increase reinvestment risk for some of the Group's investments from accelerated prepayments and increased redemptions and/or have a negative impact on its assets under management and profit.

  –
  A reduction in the financial strength and flexibility of corporate entities which may result in a deterioration of the credit rating profile and valuation of the Group's invested credit portfolio (which may result in an increase in regulatory capital requirements for the Group or its businesses), as well as higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses. Similarly, mortgages and mortgage-backed securities in the Group's investment portfolio are subject to default risk and may be adversely impacted by delays or failures of borrowers to make payments of principal and interest when due.

  –
  Failure of counterparties who have transactions with Prudential (such as banks, reinsurers and counterparties to derivative transactions) to meet commitments that could give rise to a negative impact on Prudential's financial position and on the accessibility or recoverability of amounts due or, for derivative transactions, adequate collateral not being in place. Concentrations of counterparty credit risk could exacerbate the impact of these events where they materialise.

  –
  Estimates of the value of financial instruments becoming more difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time). Where the Group is required to sell its investments within a defined timeframe, such market conditions may result in the sale of these investments at below expected or recorded prices.

  –
  The Group holds certain investments that may lack liquidity, such as privately placed fixed maturity securities, mortgage loans, mortgage-backed securities and alternative investments. If these investments were required to be liquidated on short notice, the Group may experience difficulty in doing so and may be forced to sell them at a lower price than it otherwise would have been able to realise.

  –
  A reduction in revenue from the Group's products where fee income is linked to account values or the market value of the funds under management. In particular, equity price falls impact the amount of revenue derived from fees from the unit-linked products in the Group's Asia business and from annuity contracts at Jackson, where fees are charged on account and asset values.

  –
  Increased illiquidity, which includes the risk that expected cash inflows from investments and operations will not be adequate to meet the Group's anticipated short-term and long-term policyholder benefits and expense payment obligations. Increased illiquidity also adds to uncertainty over the accessibility of financial resources which in extreme conditions can impact the functioning of markets and may reduce capital resources as valuations decline. This could occur where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption restrictions are placed on Prudential's investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential's issued funds and while this may not have a direct impact on the Group's liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate or credit risk.

  In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. The demand for insurance products may also be adversely affected. In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential's business and its balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements and deferred acquisition costs are reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge.

  For some non-unit-linked savings products, in particular those written in some of the Group's Asia operations, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are less developed and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential's reported profit and the solvency of its business units. In addition, part of the profit from the Group's Asia operations is related to bonuses for policyholders declared on with-profits products, which are impacted by the difference between actual investment returns of the with-profits fund (which are broadly based on historical and current rates of return on equity, real estate and fixed income securities) and minimum guarantee rates offered to policyholders. This profit could be lower in particular in a sustained low interest rate environment.

  Jackson writes a significant amount of variable annuities that offer capital or income protection guarantees. The value of these guarantees is affected by market factors (such as interest rates, equity values, bond spreads and realised volatility) and policyholder behaviour. Changes in markets, or deviations in policyholder behaviour experience from assumptions, may result in the need to hold additional reserves for these products, which may impact Jackson's liquidity, require it to raise additional capital and/or adversely impact its net income. Jackson uses a derivative hedging programme to reduce its exposure to market risks arising on these guarantees. There may be circumstances where the derivatives that Jackson enters into to hedge its market risks may not sufficiently or effectively offset its exposures under the guarantees, or where its exposures may be over-hedged. This includes circumstances where:

  –
  The derivative markets for the instruments which most appropriately reflect the equity funds in which policyholders have invested may not be of sufficient size or liquidity to effectively hedge these risks;

  –
  Operational errors occur in the execution of Jackson's hedging strategy; or

  –
  Actual experience materially deviates from the assumptions used in the models which inform Jackson's hedging strategy. These assumptions include, amongst others, mortality, lapse, surrender and withdrawal rates and amounts of withdrawals, election rates, fund performance, equity market returns and volatility, interest rate levels and correlation among various market movements.

  If the results from Jackson's hedging programs do not correlate with the economic effect of changes in benefit exposures to customers, it could experience economic losses and increased volatility in its earnings which could adversely impact the Group's business, financial condition and results of operations. The cost of any guarantees that remain unhedged will also affect Jackson's results.

  Periods of significant and sustained downturns in securities markets, increased equity volatility, reduced interest rates, or deviations in expected policyholder behaviour could also increase the cost of hedging beyond that anticipated in the pricing of the products being hedged and could produce losses not addressed by the risk management techniques employed.

  In addition, Jackson hedges the guarantees on its variable annuity book on an economic basis (with consideration of the local regulatory position) and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate result on these bases. In particular, for Prudential's Group International Financial Reporting Standards ("IFRS") reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than for the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic or local regulatory results that may be less significant under IFRS reporting.

  Also, Jackson has a mix of spread-based and mortality business with assets invested in fixed-income securities and its results are therefore affected by fluctuations in prevailing interest rates. In particular, stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders' liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Declines in spread from these products or other spread businesses that Jackson conducts, and increases in surrender levels arising from interest rate rises, could have a material impact on its businesses or results of operations.

  Any of the foregoing factors and events, individually or together, could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

1.3
As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments

  The Group's insurance and investment management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this 'Risk Factors' section.

  As a holding company, Prudential's principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

  Certain of Prudential's subsidiaries are subject to applicable insurance, foreign exchange and tax laws, rules and regulations (including in relation to distributable profits) that can limit their ability to make remittances. In some circumstances, including where there are changes to general market conditions, this could limit Prudential's ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

  A material change in the financial condition of any of Prudential's subsidiaries may have a material effect on its business, financial condition, results of operations and prospects.

1.4
(Geo)political risks and political uncertainty may adversely impact economic conditions, increase market volatility, cause operational disruption to the Group and impact its strategic plans, which could have adverse effects on Prudential's business, financial condition, results of operations and prospects

  The Group is exposed to (geo)political risks and political uncertainty in the markets in which it operates. Recent shifts in the focus of some national governments toward more protectionist or restrictive economic and trade policies with specific markets, and international trade disputes, could impact on the macroeconomic outlook and the environment for global financial markets. This could take effect, for example, through increased friction in cross-border trade, such as implementation of trade tariffs or the withdrawal from existing trading blocs or agreements and the exercise of executive powers to restrict overseas trade, financial transactions, capital movements and/or investment. The degree and nature of regulatory changes and Prudential's competitive position in some geographic markets may also be impacted, for example, through measures favouring local enterprises, such as changes to the maximum level of non-domestic ownership by foreign companies or differing treatment under regulations and tax rules.

  (Geo)political risks and political uncertainty may also adversely impact the Group's operations and its operational resilience. Increased (geo)political tensions may increase cross-border cyber activity and therefore increase cyber security risks. (Geo)political tensions may also lead to civil unrest and/or acts of civil disobedience. This includes the unrest in Hong Kong, where mass anti-government demonstrations have given rise to increased disruption throughout the region. Such events could impact operational resilience by disrupting Prudential's systems, operations, new business sales and renewals, distribution channels and services to customers, which may result in a reduction in contributions from business units to the central cash balances and profit of the Group, decreased profitability, financial loss, adverse customer impacts and reputational damage and may impact Prudential's business, financial condition, results of operations and prospects.

  Responses by the US, UK and other governments to the recently enacted national security law in Hong Kong, the final form and full extent of which currently remain uncertain, may adversely impact Hong Kong's economy with potential adverse sales, operational and product distribution impacts to the Group due to the territory being a key market which also hosts regional and head office functions. For internationally active groups such as Prudential, operating across these jurisdictions, government measures and responses may also add to the complexity of legal and regulatory compliance. Compliance with Prudential's legal or regulatory obligations in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group.

1.5
Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

  Investing in sovereign debt creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of state or monarchs) in the countries in which the issuers of such debt are located and to the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject.

  Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies' exchange rates, or may adopt monetary and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

  In addition, if a sovereign default or other such events described above were to occur as has happened on occasion in the past, other financial institutions may also suffer losses or experience solvency or other concerns, which may result in Prudential facing additional risks relating to investments in such financial institutions that are held in the Group's investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected, as might counterparty relationships between financial institutions.

  If a sovereign were to default on its obligations, or adopt policies that devalued or otherwise altered the currencies in which its obligations were denominated this could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

1.6
Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties

  Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products, retain current policyholders, and the Group's ability to compete for acquisition and strategic opportunities. Downgrades may also impact the Group's financial flexibility, including its ability to issue commercial paper at current levels and pricing. The interest rates at which Prudential is able to borrow funds are affected by its credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

  In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition.

  Any such downgrades could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects. Prudential cannot predict what actions rating agencies may take, or what actions Prudential may therefore take in response to the actions of rating agencies, which could adversely affect its business.

1.7
Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

  Due to the geographical diversity of Prudential's businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential's operations generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to fluctuations in Prudential's consolidated financial statements upon the translation of results into the Group's presentation currency. This exposure is not currently separately managed. The Group now presents its consolidated financial statements in US dollars, which is the currency in which a large proportion of the Group's earnings and assets and liabilities are denominated or linked to (such as the Hong Kong dollar, which is pegged to the US dollar). There remain some entities within the Group the results of which are not denominated in or linked to the US dollar and transactions which are conducted in non- US dollar currencies. Prudential is subject to the risk of exchange rate fluctuations from the translation of the results these entities and transactions and the risks from the maintenance of the Hong Kong dollar peg to the US dollar.

2.
RISKS RELATING TO PRUDENTIAL'S BUSINESS ACTIVITIES AND INDUSTRY

2.1
The implementation of large-scale transformation, including complex strategic initiatives, gives rise to significant design and execution risks, may affect Prudential's operational capability and capacity, and may adversely impact the Group and the delivery of its strategy if these initiatives fail to meet their objectives

  In order to implement its business strategies for growth, improve customer experiences, strengthen operational resilience, meet regulatory and industry requirements and maintain market competitiveness, Prudential undertakes Group restructuring, large-scale transformation and acquisitions and disposals across its business. Many of these change initiatives are complex, interconnected and/or of large scale, including a current focus on preparations for a potential minority initial public offering and evaluation of other strategic options in relation to Jackson and its related companies, advancing the Group's digital capability, expanding strategic partnerships and industry and regulatory-driven change. There may be a material adverse effect on Prudential's business, financial condition, results of operations and prospects if these initiatives incur unplanned costs, are subject to implementation delays, or fail to fully meet their objectives. Additionally, there may be adverse non-financial (including operational, regulatory, conduct and reputational) implications for the Group. These initiatives inherently give rise to design and execution risks, and may increase existing business risks, such as placing additional strain on the operational capacity, or weakening the control environment, of the Group.

  Implementing further initiatives related to significant regulatory changes, such as IFRS 17 and the transition to a legislative framework in Hong Kong for the group-wide supervision of insurance groups, may amplify these risks. Risks relating to these regulatory changes are explained in the "Legal and Regulatory Risk" risk factor detailed in section 3.1.

2.2
Adverse experience in the operational risks inherent in Prudential's business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its business, financial condition, results of operations and prospects

  Operational risks are present in all of Prudential's businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems or human error, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber-attacks, acts of terrorism, civil unrest and other catastrophes) or from other external events. These risks may also adversely impact Prudential through its partners which provide bancassurance and product distribution, outsourcing, external technology, data hosting and other services.

  Exposure to such events could impact Prudential's operational resilience and ability to perform necessary business functions by disrupting its systems, operations, new business sales and renewals, distribution channels and services to customers, or result in the loss of confidential or proprietary data. Such events, as well as any weaknesses in administration systems (such as those relating to policyholder records) or actuarial reserving processes, may also result in increased expenses, as well as legal and regulatory sanctions, decreased profitability, financial loss, customer conduct risk impacts and may damage Prudential's reputation and relationship with its customers and business partners.

  Prudential's business is dependent on processing a large number of transactions for numerous and diverse products. It also employs a large number of complex and interconnected IT and finance systems and models, and user developed applications in its processes. The long-term nature of much of the Group's business also means that accurate records have to be maintained securely for significant time periods. Further, Prudential operates in an extensive and evolving legal and regulatory environment (including in relation to tax) which adds to the complexity of the governance and operation of its business processes and controls.

  The performance of the Group's core business activities and the uninterrupted availability of services to customers rely significantly on, and require significant investment in, IT infrastructure and security, system development, data governance and management, compliance and other operational systems, personnel, controls and processes. During times of significant change, the resilience and operational effectiveness of these systems and processes at Prudential and/or its third party providers may be adversely impacted. In particular, Prudential and its business partners are making increasing use of emerging technological tools and digital services, or forming strategic partnerships with third parties to provide these capabilities. Automated distribution channels to customers increase the criticality of providing uninterrupted services. A failure to implement appropriate governance and management of the incremental operational risks from emerging technologies may adversely impact on Prudential's reputation and brand, the results of its operations, its ability to attract and retain customers and its ability to deliver on its long-term strategy and therefore its competitiveness and long-term financial success.

  Although Prudential's IT, compliance and other operational systems, models and processes incorporate governance and controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no assurance as to the resilience of these systems and processes to disruption or that governance and controls will always be effective. Due to human error, among other reasons, operational and model risk incidents do occur from time to time and no system or process can entirely prevent them, although Prudential has not, to date, identified any such incidents that have had a material impact. Prudential's legacy and other IT systems, data and processes, as with operational systems and processes generally, may also be susceptible to failure or security/data breaches.

  In addition, Prudential relies on the performance and operations of a number of bancassurance, outsourcing (including external technology and data hosting) and service partners. These include back office support functions, such as those relating to IT infrastructure, development and support and customer facing operations and services, such as product distribution and services (including through digital channels) and investment operations. This creates reliance upon the resilient operational performance of these partners, and failure to adequately oversee the partner, or the failure of a partner (or of its IT and operational systems and processes) could result in significant disruption to business operations and customers, may have reputational or conduct risk implications and which could have a material adverse effect on its business, financial condition, results of operations and prospects.

2.3
Attempts to access or disrupt Prudential's IT systems, and loss or misuse of personal data, could result in loss of trust from Prudential's customers and employees, reputational damage and have material adverse effects on the Group's business, financial condition, results of operations and prospects

  Prudential and its business partners are increasingly exposed to the risk that individuals (which includes connected persons such as employees, contractors or representatives of Prudential or its third-party service providers, and unconnected persons) or groups may intentionally or unintentionally disrupt the availability, confidentiality and integrity of its IT systems or compromise the integrity and security of data (both corporate and customer), which could result in disruption to key operations, make it difficult to recover critical services or damage assets, any of which could result in loss of trust from Prudential's customers and employees, reputational damage and direct or indirect financial loss. The cyber-security threat continues to evolve globally in sophistication and potential significance. Prudential's increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness and the 2016 designation of Prudential as a G-SII could also increase the likelihood of Prudential being considered a target by cyber criminals. Further, there have been changes to the threat landscape in recent years and the risk from untargeted but sophisticated and automated attacks has increased.

  There is an increasing requirement and expectation on Prudential and its business partners to not only hold customer, shareholder and employee data securely, but use it in a transparent and appropriate way, including ensuring appropriate decision-making where automated processes are employed, and to ensure its ongoing accuracy. The risk of not meeting these requirements and expectations may be increased by the use of emerging technological tools which could increase the volume of data that Prudential collects and processes. Developments in data protection worldwide (such as the implementation of EU General Data Protection Regulation that came into force in 2018 and the California Consumer Protection Act that came into force on 1 January 2020) may also increase the financial and reputational implications for Prudential following a significant breach of its (or its third-party suppliers') IT systems or data. New and currently unforeseeable regulatory issues may also arise from the increased use of emerging technology, data and digital services. Although Prudential has experienced or has been affected by cyber and data breaches, to date, it has not identified a failure or breach, or an incident of data misuse in relation to its legacy and other IT systems and processes which has had a material impact. However, Prudential has been, and likely will continue to be, subject to potential damage from computer viruses, unauthorised access and cyber-security attacks such as 'denial of service' attacks (which, for example, can cause temporary disruption to websites and IT networks), phishing and disruptive software campaigns.

  Prudential is continually enhancing its IT environment to remain secure against emerging threats, together with increasing its ability to detect system compromise and recover should such an incident occur. However, there can be no assurance that such events will not take place which may have material adverse consequential effects on Prudential's business, financial condition, results of operations and prospects.

2.4
Prudential operates in certain markets with joint venture partners, minority shareholders and other third parties, resulting in certain risks that Prudential does not face with respect to its wholly-owned subsidiaries.

  Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements. For such Group operations the level of control exercisable by the Group depends on the terms of the contractual agreements, in particular, those terms providing for the allocation of control among, and continued cooperation between, the participants. In addition, the level of control exercisable by the Group could be subject to changes in the maximum level of non-domestic ownership imposed on foreign companies in certain jurisdictions.

  Prudential may face financial, reputational and other exposure (including regulatory censure) in the event that any of its partners fails or is unable to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime. In addition, a significant proportion of the Group's product distribution is carried out through arrangements with third parties not controlled by Prudential such as bancassurance and agency arrangements in Asia and broker-dealer networks in the US and is therefore dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements, such as through significant deterioration in the reputation, financial position or other circumstances of the third party, material failure in controls (such as those pertaining to the third-party system failure or the prevention of financial crime) or failure to meet any regulatory requirements could adversely affect Prudential's reputation and its business, financial condition, results of operations and prospects.

2.5
Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential's business, financial condition, results of operations and prospects

  In common with other life insurers, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses. The Group's businesses are subject to inflation risk. In particular, the Group's medical insurance businesses in Asia are also exposed to medical inflation risk.

  Prudential needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations.

  Assumptions about future expected levels of mortality are of relevance to the Guaranteed Minimum Withdrawal Benefit ("GMWB") of Jackson's variable annuity business.

  A further factor is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group, especially for Jackson's portfolio of variable annuities and across product lines in Asian markets. Prudential's persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly different than assumed, the Group's results of operations could be adversely affected. Furthermore, Jackson's variable annuity products are sensitive to other types of policyholder behaviour, such as the take-up of its GMWB product features.

  In addition, Prudential's business may be adversely affected by epidemics, pandemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases to the cost of medical claims. Pandemics, significant influenza and other epidemics have occurred a number of times historically but the likelihood, timing, or the severity of future events cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group's claims experience. The risks to the Group resulting from the Covid-19 pandemic are included in the "Covid-19" risk factor detailed in section 1.1.

  Prudential uses reinsurance to selectively transfer mortality, morbidity and other risks. This exposes the Group to the counterparty risk of a reinsurer being unable to pay reinsurance claims or otherwise meet their commitments; the risk that a reinsurer changes reinsurance terms and conditions of coverage, or increases the price of reinsurance which Prudential is unable to pass on to its customers; and the risk of ambiguity in the reinsurance terms and conditions leading to uncertainty whether an event is covered under a reinsurance contract.

  Any of the foregoing, individually or together, could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

2.6
Prudential's businesses are conducted in highly competitive environments with developing demographic trends and continued profitability depends upon management's ability to respond to these pressures and trends

  The markets for financial services in the US and Asia are highly competitive, with several factors affecting Prudential's ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance and fund management trends, historical bonus levels, the ability to respond to developing demographic trends, customer appetite for certain savings products and technological advances. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees, agents and independent financial advisers may limit Prudential's potential to grow its business as quickly as planned. Technological advances may result in increased competition to the Group (including from outside the insurance industry) and a failure to be able to attract sufficient numbers of skilled staff.

  In Asia, the Group's principal competitors include global life insurers together with regional insurers and multinational asset managers. In most Asia markets, there are also local companies that have a material market presence.

  Jackson's competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies.

  Prudential believes that competition will intensify across all regions in response to consumer demand, digital and other technological advances (including the emergence of new distribution channels), the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures. This includes managing the potential adverse impacts to the commercial value of the Group's existing sale and distribution arrangements, such as bancassurance arrangements, in markets where new distribution channels develop.

  Failure to do so may negatively impact Prudential's ability to attract and retain customers and, importantly, may limit Prudential's ability to take advantage of new business arising in the markets in which it operates, which may have an adverse interest on the Group's business, financial condition, results of operations and prospects.

2.7.
Prudential is exposed to ongoing risks as a result of the demerger of M&G plc (the "Demerger")

  On 21 October 2019, Prudential completed the Demerger and, in connection with this, Prudential entered into a demerger agreement with M&G plc. Among other provisions, the demerger agreement contains a customary indemnity under which Prudential has agreed to indemnify M&G plc against liabilities incurred by the M&G plc group that relate to the business of the Group. Although it is not anticipated that Prudential will be required to pay any substantial amount pursuant to such indemnity obligations, if any amount payable thereunder is substantial this could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

3.    LEGAL AND REGULATORY RISK

3.1
Prudential conducts its businesses subject to regulation and associated regulatory risks, including a change to the basis in the regulatory supervision of the Group, the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates

  Changes in government policy and legislation (including in relation to tax), capital control measures on companies and individuals, regulation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates (including those related to the conduct of business by Prudential or its third party distributors), or decisions taken by regulators in connection with their supervision of members of the Group, which in some circumstances may be applied retrospectively, may adversely affect Prudential. The impact from any regulatory changes may be material to Prudential, for example changes may be required to its product range, distribution channels, handling and usage of data, competitiveness, profitability, capital requirements, risk management approaches, corporate or governance structure and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may impose requirements affecting the allocation of capital and liquidity between different business units in the Group, whether on a geographic, legal entity, product line or other basis. Regulators may also change solvency requirements, methodologies for determining components of the regulatory or statutory balance sheet including the reserves and the level of capital required to be held by individual businesses (with implications to the Group capital position), the regulation of selling practices, and could introduce changes that impact products sold or that may be sold. Furthermore, as a result of interventions by governments in light of financial and global economic conditions, there may continue to be changes in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transactions and enhancement of supervisory powers.

  Further information on specific areas of regulatory and supervisory requirements and changes are included in the sub-sections below.

  (a)
  Group-wide supervision

  With effect from 21 October 2019, the group-wide supervisor of Prudential plc changed to the Hong Kong Insurance Authority ("Hong Kong IA"). On 24 July 2020 the Insurance (Amendment (No 2) Ordinance, being the enabling primary legislation providing for the framework for the group-wide supervision of insurance groups by the Hong Kong IA (the "GWS Framework"), was enacted. The primary legislation (once effective) will be supported by subsidiary legislation and guidance material, which is subject to consultation with the industry and to the Hong Kong legislative process. As such, the timing of finalisation and implementation of the GWS Framework remains uncertain, although it is expected to become effective in early 2021. Until then the Group is being supervised on an interim basis in line with principles agreed with the Hong Kong IA. Until the GWS Framework is finalised, the Group cannot be certain of the nature and extent of differences between the interim principles agreed with the Hong Kong IA and the specific regulatory requirements of the GWS Framework. With the agreement of the Hong Kong IA, Prudential is applying the Local Capital Summation Method (the "LCSM") to determine Group regulatory capital requirements. Whilst Prudential currently expects the capital requirements under the GWS Framework to be largely consistent with these interim supervisory requirements, any differences in the final requirements adopted under the GWS Framework may lead to changes to the way in which capital requirements are calculated and to the eligibility of the capital instruments issued by Prudential to satisfy such capital requirements. The Group's existing processes and resources may also need to change to comply with the final GWS Framework or any other requirements of the Hong Kong IA. The need to adapt to any such changes or to respond to any such requirements may lead to increased costs or otherwise impact the business, financial condition, results, profitability and/or prospects of the Group.

  While the Hong Kong IA has agreed that the subordinated debt instruments Prudential has in issue can be included as part of the Group's capital resources for the purposes of satisfying the capital requirements imposed under the LCSM under the interim principles agreed with the Hong Kong IA, the grandfathering provisions under the GWS Framework remain subject to the Hong Kong legislative process. Although Prudential currently expects to be able to include the subordinated debt instruments it has in issue as part of the Group's capital resources for the purposes of satisfying the capital requirements imposed under the GWS Framework, if Prudential is ultimately not able to do so it may need to raise additional capital, which may in turn lead to increased costs for the Group.

  (b)
  Global regulatory requirements and systematic risk regulation

  Currently there are also a number of other global regulatory developments which could impact Prudential's businesses in the many jurisdictions in which they operate. These include the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") and its subsequent amendments in the US which provided for a comprehensive overhaul of the financial services industry within the US including reforms to financial services entities, products and markets, the work of the Financial Stability Board (the "FSB") in the area of systemic risk including the reassessment of the designation of Global Systemically Important Insurers ("G-SIIs"), and the Insurance Capital Standard (the "ICS") being developed by the International Association of Insurance Supervisors (the "IAIS"). In addition, regulators in a number of jurisdictions in which the Group operates are further developing their local capital regimes. Across Asia this includes China, Hong Kong, Singapore, Thailand and India. There remains a high degree of uncertainty over the potential impact of such changes on the Group.

  In November 2019 the International Association of Insurance Supervisors (IAIS) adopted the Common Framework ("ComFrame") which establishes supervisory standards and guidance focusing on the effective group-wide supervision of Internationally Active Insurance Groups ("IAIGs"). The ComFrame proposals, which include the ICS, could result in enhanced capital and regulatory measures for IAIGs. Prudential was included in the first register of IAIGs released by the IAIS on 1 July 2020 and was designated an IAIG by the Hong Kong IA following an assessment against the established criteria in ComFrame.

  In November 2019 the FSB endorsed a new Holistic Framework ("HF"), intended for the assessment and mitigation of systemic risk in the insurance sector, for implementation by the IAIS in 2020 and has suspended G-SII designations until completion of a review to be undertaken in 2022. Many of the previous G-SII measures have already been adopted into the Insurance Core Principles ("ICPs") and ComFrame. As an IAIG, Prudential is expected to be subject to these measures. The HF also includes a monitoring element for the identification of a build-up of systemic risk and to enable supervisors to take action where appropriate. As a result of the Covid-19 pandemic, this monitoring requirement has been replaced with a Covid-19-focused exercise for 2020. In June 2020 the IAIS published an application paper on the liquidity risk elements introduced into the ICPs and ComFrame. A public consultation on the development of liquidity metrics to be used as an ancillary indicator for monitoring is planned for Q4 2020, with a further consultation focused on macroeconomic elements expected to follow in 2021.

  The IAIS continues to develop the ICS as part of ComFrame. The implementation of ICS will be conducted in two phases—a five-year monitoring phase followed by an implementation phase.

  (c)
  IFRS 17

  The Group's accounts are prepared in accordance with current IFRS applicable to the insurance industry. The International Accounting Standards Board (the "IASB") introduced a framework that it described as Phase I which, under its standard IFRS 4, permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In May 2017, the IASB published its replacement standard on insurance accounting (IFRS 17, 'Insurance Contracts'). Some targeted amendments to this standard, including to the effective date, were issued in June 2020. IFRS 17, 'Insurance Contracts', as amended, will have the effect of introducing fundamental changes to the statutory reporting of insurance entities that prepare accounts according to IFRS from 2023. The UK Endorsement Board, once established, will apply a process for assessing whether IFRS 17 meets the necessary criteria for endorsement into the UK-adopted International Accounting Standards (IAS). The UK-adopted IAS will apply to the Group's financial results reporting after the Brexit transition period, replacing the EU-endorsed IFRS. The Group is reviewing the complex requirements of this standard and considering its potential impact. The effect of changes required to the Group's accounting policies as a result of implementing the new standard is currently uncertain, but these changes can be expected to, amongst other things, alter the timing of IFRS profit recognition. Given the implementation of this standard is likely to require significant enhancements to IT, actuarial and finance systems of the Group, it will also have an impact on the Group's expenses.

  Any changes or modification of IFRS accounting policies may require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency.

  (d)
  Inter-bank offered rate ("IBOR") reforms

  In July 2014, the FSB announced widespread reforms to address the integrity and reliability of IBORs. The discontinuation of IBORs in their current form and their replacement with alternative risk-free reference rates such as the Sterling Overnight Index Average benchmark ("SONIA") in the UK and the Secured Overnight Financing Rate ("SOFR") in the US could, among other things, impact the Group through an adverse effect on the value of Prudential's assets and liabilities which are linked to or which reference IBORs, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

  (e)
  Investor contribution schemes

  Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise in which Prudential, along with other companies, may be required to make such contributions.

3.2
The resolution of several issues affecting the financial services industry could have a negative impact on Prudential's business, financial condition, results of operations and prospects or on its relations with current and potential customers

  Prudential is, and in the future may continue to be, subject to legal and regulatory actions in the ordinary course of its business on matters relevant to the delivery of customer outcomes. Such actions relate, and could in the future relate, to the application of current regulations or the failure to implement new regulations (including those relating to the conduct of business), regulatory reviews of broader industry practices and products sold (including in relation to lines of business already closed) in the past under acceptable industry or market practices at the time and changes to the tax regime affecting products. Regulators may also focus on the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors.

  In the US, there has been significant attention on the different regulatory standards applied to investment advice delivered to retail customers by different sectors of the industry. As a result of reports relating to perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms. This includes focus on the suitability of sales of certain products, alternative investments and the widening of the circumstances under which a person or entity providing investment advice with respect to certain employee benefit and pension plans would be considered a fiduciary subjecting the person or entity to certain regulatory requirements. There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential's exposure to legal risks.

  Any regulatory action arising out of the Group's position as a product provider could have an adverse impact on the Group's business, financial condition, results of operations and prospects, or otherwise harm its reputation.

3.3
Litigation, disputes and regulatory investigations may adversely affect Prudential's business, financial condition, cash flows, results of operations and prospects

  Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material respects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be imposed and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have an adverse effect on Prudential's business, financial condition, cash flows, results of operations and prospects.

3.4
Changes in tax legislation may result in adverse tax consequences for the Group's business, financial condition, results of operations and prospects

  Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential's business, financial condition, results of operations and prospects.

4.    ENVIRONMENTAL, SOCIAL AND GOVERNANCE RISKS

4.1
The failure to understand and respond effectively to the risks associated with environmental, social or governance ("ESG") factors could adversely affect Prudential's achievement of its long-term strategy

  The business environment in which Prudential operates is continually changing. A failure to manage those material risks associated with the ESG themes detailed below may adversely impact the reputation and brand of the Group, the results of its operations, its ability to attract and retain customers and staff, its ability to deliver on its long-term strategy and therefore its long-term financial success. Ensuring high levels of transparency and responsiveness to stakeholders is a key aspect of this. ESG-related issues may also directly or indirectly impact key stakeholders, ranging from customers to institutional investors, employees, suppliers and regulators, all of whom have expectations in this area, which may differ.

  The environmental risks associated with climate change is one ESG area that poses significant risks to Prudential and its customers. These risks include transition risks and physical risks. The global transition to a lower carbon economy could have an adverse impact on investment valuations as the financial assets of carbon-intensive companies re-price and could result in some asset sectors facing significantly higher costs and a disorderly adjustment to their asset values. The speed of this transition will be influenced by factors such as public policy, technology and changes in market or investor sentiment. This may adversely impact the valuation of investments held by the Group. The potential broader economic impact from this may adversely affect customer demand for the Group's products. The physical impacts of climate change, driven by both specific short-term climate-related events such as natural disasters and longer-term changes to the natural environment, will increasingly influence the longevity, mortality and morbidity risk assessments of the Group's underwriting product offerings. Climate-driven changes in countries in which Prudential, or its key third parties, operate could impact its operational resilience and could change its claims profile. There is an increasing expectation from stakeholders for Prudential to understand, manage and provide increased transparency of its exposure to climate-related risks. Given that Prudential's investment horizons are long term, it is potentially more exposed to the long-term impact of climate change risks. Additionally, Prudential's stakeholders increasingly expect an approach to responsible investment that demonstrates how ESG considerations are effectively integrated into investment and engagement decisions, and fiduciary and stewardship duties.

  Social risks that could impact Prudential may arise from a failure to consider the rights, diversity, well-being, and interests of people and communities in which the Group, or its third parties, operates. These risks are increased as Prudential operates in multiple jurisdictions with distinct local cultures and considerations. Emerging population risks associated with public health trends (such as an increase in obesity) and demographic changes (such as population urbanisation and ageing) may affect customer lifestyles and therefore may impact claims against the Group's insurance product offerings. As a provider of insurance and investment services, Prudential has access to extensive amounts of customer personal data, including data related to personal health, and is therefore exposed to the regulatory and reputational risks associated with customer data misuse or security breaches. These risks are explained in section 2.3. The potential for reputational risks extends to the Group's supply chains, which may be adversely impacted by factors such as poor labour standards and abuses of human rights by third parties. As an employer, the Group is also exposed to the risk of being unable to attract, retain and develop highly-skilled staff, which can be increased where Prudential does not have responsible working practices.

  A failure to maintain high standards of corporate governance may adversely impact the Group and its customers, staff and employees, through poor decision-making and a lack of oversight of its key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration increases the risk of poor senior management behaviours. Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control increases the potential for reputational risks arising from poor governance.

Limitation on Enforcement of US Laws Against Prudential, Its Directors, Management and Others

Prudential plc is a public limited company incorporated and registered in England and Wales. Most of its directors and executive officers are resident outside the United States, and a substantial portion of its assets and the assets of such persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them or Prudential plc in US courts judgements obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there may be doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgements of US courts, of liabilities predicated solely upon the federal securities laws of the United States.

Prudential plc and subsidiaries

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Income Statements

		2020 $m	2019 $m

	Note	Half year	Half year*

Continuing operations:
Gross premiums earned		19,842	21,081
Outward reinsurance premiums	B3	(30,149)	(673)

Earned premiums, net of reinsurance	B3	(10,307)	20,408
Investment return		3,910	31,873
Other income		333	258

Total revenue, net of reinsurance	B3	(6,064)	52,539

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		9,855	(47,448)
Acquisition costs and other expenditure	B2	(3,032)	(3,508)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		(163)	(293)
Gain attaching to corporate transactions		-	17

Total charges net of reinsurance		6,660	(51,232)

Share of profit from joint ventures and associates, net of related tax		133	137

Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		729	1,444
Remove tax charge attributable to policyholders' returns		(66)	(285)

Profit before tax attributable to shareholders' returns	B1.1	663	1,159

Total tax charge attributable to shareholders' and policyholders' returns	B4	(195)	(286)
Remove tax charge attributable to policyholders' returns		66	285

Tax charge attributable to shareholders' returns	B4	(129)	(1)

Profit from continuing operations		534	1,158
Profit from discontinued operationsnote (ii)		-	835

Profit for the period		534	1,993

Attributable to:
Equity holders of the Company:
From continuing operations		512	1,152
From discontinued operations		-	835

Non-controlling interests from continuing operations		22	6

		534	1,993

		2020	2019
Earnings per share (in cents)	Note	Half year	Half year*

Based on profit attributable to equity holders of the Company:	B5
Basic
Based on profit from continuing operations		19.7¢	44.6¢
Based on profit from discontinued operations		-	32.3¢

Total		19.7¢	76.9¢

Diluted
Based on profit from continuing operations		19.7 ¢	44.6¢
Based on profit from discontinued operations		-	32.3¢

Total		19.7 ¢	76.9¢

		2020	2019

Dividends per share (in cents)	Note	Half year	Half year*

Dividends relating to reporting period:	B6
First interim ordinary dividend		5.37¢	20.29¢

Dividends paid in reporting period:	B6
Second interim ordinary dividend for prior year		25.97¢	42.89¢

*
The half year 2019 comparative results have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars at 31 December 2019.

Notes

(i)
This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders as it is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for tax borne by policyholders.
(ii)
Discontinued operations for half year 2019 related to the UK and Europe operations (M&G plc) that were demerged from the Group in October 2019.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Statements of Comprehensive Income

		2020 $m	2019 $m

	Note	Half year	Half year*

Continuing operations
Profit for the period		534	1,158
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period		(201)	45
Related tax		-	1

		(201)	46

Valuation movements on available-for-sale debt securities:
Unrealised gains arising in the period (before the impact of Jackson's reinsurance transaction with Athene):

Net unrealised gains on holdings arising in the period		2,737	3,411
Deduct net gains included in the income statement on disposal and impairment		(197)	(25)

		2,540	3,386
Related change in amortisation of deferred acquisition costs	C4.2	(287)	(560)
Related tax		(472)	(593)

		1,781	2,233

Impact of Jackson's reinsurance transaction with Athene:	D1

Gains recycled to the income statement on transfer of debt securities to Athene		(2,817)	-
Related change in amortisation of deferred acquisition costs	C4.2	535	-
Related tax		479	-

		(1,803)	-

Total valuation movements on available-for-sale debt securities		(22)	2,233

Total items that may be reclassified subsequently to profit or loss		(223)	2,279

Items that will not be reclassified to profit or loss
Shareholders' share of actuarial gains and losses on defined benefit pension schemes:

Net actuarial losses on defined benefit pension schemes		-	(112)
Related tax		-	18

Total items that will not be reclassified to profit or loss		-	(94)

Other comprehensive (loss) income		(223)	2,185

Total comprehensive income for the period from continuing operations		311	3,343

Total comprehensive income for the period from discontinued operations†		-	839

Total comprehensive income for the period		311	4,182

Attributable to:
Equity holders of the Company
From continuing operations		290	3,337
From discontinued operations		-	839
Non-controlling interests from continuing operations		21	6

		311	4,182

*
The half year 2019 comparative results have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars at 31 December 2019.
†
Discontinued operations for half year 2019 related to the UK and Europe operations (M&G plc) that were demerged from the Group in October 2019.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Statement of Changes in Equity

		Period ended 30 June 2020 $m

	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity

Reserves
Profit for the period		-	-	512	-	-	512	22	534
Other comprehensive loss		-	-	-	(200)	(22)	(222)	(1)	(223)

Total other comprehensive income (loss) for the period		-	-	512	(200)	(22)	290	21	311
Dividends	B6	-	-	(674)	-	-	(674)	(16)	(690)
Reserve movements in respect of share-based payments		-	-	29	-	-	29	-	29
Effect of transactions relating to non-controlling interests		-	-	32	-	-	32	-	32
Share capital and share premium
New share capital subscribed	C8	-	10	-	-	-	10	-	10
Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(54)	-	-	(54)	-	(54)

Net increase (decrease) in equity		-	10	(155)	(200)	(22)	(367)	5	(362)
Balance at beginning of period		172	2,625	13,575	893	2,212	19,477	192	19,669

Balance at end of period		172	2,635	13,420	693	2,190	19,110	197	19,307

The accompanying notes are an integral part of these financial statements

 Prudential plc and subsidiaries
Unaudited Condensed Consolidated Statement of Changes in Equity (continued)

		Period ended 30 June 2019* $m

	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity

Reserves
Profit from continuing operations for the period		-	-	1,152	-	-	1,152	6	1,158
Other comprehensive income (loss) from continuing operations		-	-	(94)	46	2,233	2,185	-	2,185

Total comprehensive income from continuing operations for the period		-	-	1,058	46	2,233	3,337	6	3,343
Total comprehensive income from discontinued operations for the period		-	-	838	1	-	839	-	839

Total comprehensive income (loss) for the period		-	-	1,896	47	2,233	4,176	6	4,182
Dividends	B6	-	-	(1,108)	-	-	(1,108)	-	(1,108)
Reserve movements in respect of share-based payments		-	-	3	-	-	3	-	3
Share capital and share premium
New share capital subscribed	C8	-	13	-	-	-	13	-	13
Foreign exchange translation differences due to change in presentation currency	C8	(1)	(3)	-	-	-	(4)	-	(4)
Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(12)	-	-	(12)	-	(12)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	1	-	-	1	-	1

Net increase (decrease) in equity		(1)	10	780	47	2,233	3,069	6	3,075
Balance at beginning of period		166	2,502	21,817	(2,050)	(467)	21,968	23	21,991

Balance at end of period		165	2,512	22,597	(2,003)	1,766	25,037	29	25,066

*
The half year 2019 comparative results have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars at 31 December 2019.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Statements of Financial Position

		2020 $m	2019 $m

	Note	30 Jun	31 Dec

Assets
Goodwill	C4.1	942	969
Deferred acquisition costs and other intangible assets	C4.2	18,604	17,476
Property, plant and equipment		964	1,065
Reinsurers' share of insurance contract liabilitiesnote (i)		44,918	13,856
Deferred tax assets	C7	4,259	4,075
Current tax recoverable		387	492
Accrued investment income		1,517	1,641
Other debtors		3,211	2,054
Investment properties		23	25
Investments in joint ventures and associates accounted for using the equity method		1,507	1,500
Loans		14,910	16,583
Equity securities and holdings in collective investment schemesnote (ii)		234,698	247,281
Debt securitiesnote (ii)		121,462	134,570
Derivative assets		2,459	1,745
Other investmentsnote (ii)		1,569	1,302
Deposits		3,351	2,615
Cash and cash equivalents		8,384	6,965

Total assets	C1	463,165	454,214

Equity
Shareholders' equity		19,110	19,477
Non-controlling interests		197	192

Total equity	C1	19,307	19,669

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C3.1	391,924	385,678
Unallocated surplus of with-profits funds	C3.1	5,512	4,750
Core structural borrowings of shareholder-financed businesses	C5.1	6,499	5,594
Operational borrowings		2,245	2,645
Obligations under funding, securities lending and sale and repurchase agreements		9,085	8,901
Net asset value attributable to unit holders of consolidated investment funds		5,967	5,998
Deferred tax liabilities	C7	5,278	5,237
Current tax liabilities		428	396
Accruals, deferred income and other liabilities		16,208	14,488
Provisions		245	466
Derivative liabilities		467	392

Total liabilities	C1	443,858	434,545

Total equity and liabilities	C1	463,165	454,214

Notes

(i)
At 30 June 2020, reinsurers' share of insurance contract liabilities include $27.7 billion in respect of the reinsurance of substantially all of Jackson's in-force fixed and fixed indexed annuity liabilities to Athene Life Re Ltd, as discussed in note D1.
(ii)
Included within equity securities and holdings in collective investment schemes, debt securities and other investments are $265 million of lent securities as at 30 June 2020 (31 December 2019: $90 million).

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows

		2020 $m	2019 $m

	Note	Half year	Half year*

Continuing operations:
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)		729	1,444
Adjustments to profit before tax for non-cash movements in operating assets and liabilities:
Investments		24,670	(38,673)
Other non-investment and non-cash assets		(32,617)	(2,685)
Policyholder liabilities (including unallocated surplus)		8,188	34,702
Other liabilities (including operational borrowings)		1,466	4,072
Other itemsnote (i)		(327)	102

Net cash flows from operating activities		2,109	(1,038)

Cash flows from investing activities
Net cash flows from purchases and disposals of property, plant and equipment		(43)	(21)
Net cash flows from other investing activitiesnote (ii)		(733)	(102)

Net cash flows from investing activities		(776)	(123)

Cash flows from financing activities
Structural borrowings of shareholder-financed operations:note (iii)	C5.1
Issuance of debt, net of costs		982	-
Redemption of subordinated debt		-	(504)
Fees paid to modify terms and conditions of debt issued by the Group		-	(182)
Interest paid		(157)	(289)
Equity capital:
Issues of ordinary share capital		10	13
External dividends:
Dividends paid to the Company's shareholders	B6	(674)	(1,108)
Dividends paid to non-controlling interests		(16)	-

Net cash flows from financing activities		145	(2,070)

Net increase (decrease) in cash and cash equivalents from continuing operations		1,478	(3,231)
Net cash flows from discontinued operationsnote (iv)		-	292
Cash and cash equivalents at beginning of period		6,965	15,442
Effect of exchange rate changes on cash and cash equivalents		(59)	10

Cash and cash equivalents at end of period		8,384	12,513

Comprising:
Cash and cash equivalents from continuing operations		8,384	6,628
Cash and cash equivalents from discontinued operations		-	5,885

*
The half year 2019 comparative results have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars at 31 December 2019.

Notes

(i)
The adjusting items to profit before tax included within other items are adjustments in respect of non-cash items together with operational interest receipts and payments, dividend receipts and tax paid.
(ii)
Net cash flows from other investing activities include amounts paid for distribution rights and cash flows arising from the acquisitions and disposals of businesses.
(iii)
Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed businesses and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group (including both continuing and discontinued operations in 2019) are analysed below:

	Cash movements $m			Non-cash movements $m

	Balance at beginning of period	Issue of debt	Redemption of debt	Foreign exchange movement	Demerger of UK and Europe operations	Other movements	Balance at end of period

30 Jun 2020	5,594	982	-	(84)	-	7	6,499
30 Jun 2019	9,761	-	(504)	(6)	219	-	9,470

(iv)
Discontinued operations for half year 2019 related to the UK and Europe operations (M&G plc) that were demerged from the Group in October 2019. The half year 2019 cash flows shown above are presented excluding any transactions between continuing and discontinued operations.

The accompanying notes are an integral part of these financial statements

Index to the Notes to the condensed consolidated interim financial statements

Prudential plc and subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
30 June 2020

A    Basis of preparation

A1  Basis of preparation and exchange rates

These condensed consolidated interim financial statements for the six months ended 30 June 2020 have been prepared in accordance with IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group's policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS and other policy improvements. EU-endorsed IFRS may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 30 June 2020, there were no unendorsed standards effective for the period ended 30 June 2020 which impacted the condensed consolidated financial statements of the Group, and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group.

The IFRS basis results for half year 2020 and half year 2019 are unaudited. The 2019 full year IFRS basis results have been derived from Prudential's 2019 audited consolidated financial statements filed with the Securities and Exchange Commission on Form 20-F. These 2019 consolidated financial statements do not represent Prudential's statutory accounts for the purpose of the UK Companies Act 2006. The auditors have reported on the 2019 statutory accounts which have been delivered to the Registrar of Companies. The auditors' report was: (i) unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Going concern basis of accounting
Prudential aims to meet the savings and investment needs of its customers, which by their very nature can often be over a timeframe of many years. The Group as a whole and each of its life assurance operations are subject to extensive regulation and supervision, which are designed primarily to reinforce the Group's management of its long-term solvency, liquidity and viability to ensure that it can continue to meet obligations to policyholders.

Risk management is core to the Group's activities. In assessing going concern, the Directors took account of the Group's principal risks and the mitigations available to it which are described under the Group Risk Framework heading.

After making sufficient enquiries the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that these interim financial statements are approved. No material uncertainties that may cast significant doubt on the ability of the Group to continue as a going concern have been identified.

In half year 2020, the Covid-19 pandemic has impacted the global economy and the Group's individual markets to varying degrees and at different periods, and the full extent of the longer-term impacts are currently uncertain. The Directors have made the assessment of going concern taking into account both the Group's current performance and the Group's outlook. In particular, the Directors considered the adequacy of the Group's solvency, liquidity and financial performance using revised projections from the previous business plan that reflected the shift in market conditions as a result of Covid-19 together with the impact of targeted related management actions.

In terms of liquidity, at 30 June 2020, the Group had central cash and short-term investment balances of $1.9 billion as set out in 'Explanation of performance and Other Financial Measures'. This amount has been subject to stress testing that assumes the closure of short-term debt markets, as well as additional calls on liquidity by the business units. This stress testing allows for the fact that the Group has undrawn liquidity facilities of $2.6 billion available to it.

To factor in the uncertainty of the longer-term impacts of Covid-19, a number of stress scenarios have been assessed, for example scenarios of different durations of lockdown and the associated recovery back to a normalised level of sales, with stress scenarios assuming a significant overall contraction in sales and worsened market conditions compared to 2019.

The Directors noted the effect of a number of stresses on the Group's capital position, including those set out in note I(i) Group capital position within Additional Financial Information. The Group was considered to have sufficient regulatory capital to meet stressed changes in market conditions that are severe but plausible. For the Group's US operations, the beneficial impact on the local RBC solvency position of the equity investment by Athene Life Re Ltd in July 2020 (as discussed in note D3) was also factored into the assessment.

The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing these interim financial statements for the period ended 30 June 2020.

Exchange rates
The exchange rates applied for balances and transactions in the presentation currency of the Group, US dollars ($), and other currencies were:

$: Local currency	Closing rate as at period end		Average rate for the period to date

	30 Jun 2020	31 Dec 2019	Half year 2020	Half year 2019

China	7.07	6.97	7.03	6.78
Hong Kong	7.75	7.79	7.76	7.84
Indonesia	14,285.00	13,882.50	14,574.24	14,192.79
Malaysia	4.29	4.09	4.25	4.12
Singapore	1.40	1.34	1.40	1.36
Thailand	30.87	29.75	31.62	31.61
UK	0.81	0.75	0.79	0.77
Vietnam	23,206.00	23,172.50	23,303.21	23,253.04

The accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2019, as disclosed in the 2019 Form 20-F, aside from those discussed in note A2 below.

A2  New accounting pronouncements in 2020

The IASB has issued the following new accounting pronouncements to be effective from 1 January 2020:

  –
  Amendments to IAS 1 and IAS 8 'Definition of Material';
  –
  Amendment to IFRS 3 'Business Combinations'; and
  –
  Amendments to IFRS 9, IAS 39 and IFRS 7 'Interest Rate Benchmark Reform'.

The adoption of these pronouncements have had no significant impact on the Group financial statements.

B        EARNINGS PERFORMANCE

B1        Analysis of performance by segment

B1.1    Segment results

		2020 $m	2019 $m

	Note	Half year	Half year

Continuing operations:
Asia
Insurance operations		1,590	1,417
Asset management		143	133

Total Asia		1,733	1,550

US
Insurance operations (Jackson)		1,256	1,556
Asset management		10	16

Total US		1,266	1,572

Other income and expenditure:
Investment return and other income		18	32
Interest payable on core structural borrowings		(163)	(293)
Corporate expenditurenote (i)		(205)	(212)

Total other income and expenditure		(350)	(473)

Restructuring and IFRS 17 implementation costs		(108)	(30)

Adjusted operating profit	B1.3	2,541	2,619
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(2,706)	(1,455)
Amortisation of acquisition accounting adjustmentsnote (ii)		(18)	(22)
Gain attaching to corporate transactions	D1	846	17

Profit before tax attributable to shareholders		663	1,159
Tax charge attributable to shareholders' returns	B4	(129)	(1)

Profit for the period from continuing operations		534	1,158

Profit for the period from discontinued operations		-	835

Profit for the period		534	1,993

Attributable to:
Equity holders of the Company
From continuing operations		512	1,152
From discontinued operations		-	835
Non-controlling interests from continuing operations		22	6

		534	1,993

Basic earnings per share (in cents)		2020	2019

	Note B5	Half year	Half year

Based on adjusted operating profit, net of tax, from continuing operationsnote (iii)		79.0¢	84.5¢
Based on profit for the period from continuing operations		19.7¢	44.6¢
Based on profit for the period from discontinued operations		-	32.3¢

Notes

(i)
Corporate expenditure as shown above is primarily for head office functions in London and Hong Kong.
(ii)
Amortisation of acquisition accounting adjustments principally relate to the REALIC business of Jackson which was acquired in 2012.
(iii)
Tax charges have been reflected as operating and non-operating in the same way as for the pre-tax items. Further details on tax charges are provided in note B4.

B1.2  Short-term fluctuations in investment returns on shareholder-backed business

	2020 $m	2019 $m

	Half year	Half year

Asia operationsnote (i)	(448)	544
US operationsnote (ii)	(2,288)	(1,968)
Other operations	30	(31)

Total	(2,706)	(1,455)

(i)
Asia operations
In Asia, the negative short-term fluctuations of $(448) million (half year 2019: positive $544 million) reflect the net value movements on shareholders' assets and policyholder liabilities arising from market movements in the period. In half year 2020 falling interest rates in certain parts of Asia led to lower discount rates on policyholder liabilities under the local reserving basis applied, which were not fully offset by unrealised bond gains in the period. This together with the effect of falling equity markets led to the overall negative short-term investment fluctuations in Asia.

(ii)
US operations
The short-term fluctuations in investment returns in the US are reported net of the related charge for amortisation of deferred acquisition costs (DAC) of $(50) million as shown in note C4.2 (half year 2019: credit of $616 million) and comprise amounts in respect of the following items:

	2020 $m	2019 $m

	Half year	Half year

Net equity hedge resultnote (a)	(4,378)	(2,529)
Other than equity-related derivativesnote (b)	2,114	560
Debt securitiesnote (c)	175	14
Equity-type investments: actual less longer-term return	(128)	(9)
Other items	(71)	(4)

Total net of related DAC amortisation	(2,288)	(1,968)

  Notes

  (a)
  The purpose of the inclusion of net equity hedge result in short-term fluctuations in investment returns is to segregate the amount included in pre-tax profit that relates to the accounting effect of market movements on both the value of guarantees in Jackson's products including variable annuities and on the related derivatives used to manage the exposures inherent in these guarantees. The level of fees recognised in non-operating profit is determined by reference to that allowed for within the reserving basis. The variable annuity guarantees are valued in accordance with either Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures or ASC Topic 944, Financial Services—Insurance depending on the type of guarantee. Both approaches require an entity to determine the total fee ('the fee assessment') that is expected to fund future projected benefit payments arising using the assumptions applicable for that method. The method under ASC Topic 820 requires this fee assessment to be fixed at the time of issue. As the fees included within the initial fee assessment are earned, they are included in non-operating profit to match the corresponding movement in the guarantee liability. Other guarantee fees are included in operating profit, which in half year 2020 was $350 million (half year 2019: $341 million), pre-tax and net of related DAC amortisation. As the Group applies US GAAP for the measured value of the product guarantees, the net equity hedge result also includes asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ.

  The net equity hedge result therefore includes significant accounting mismatches and other factors that do not represent the economic result. These other factors include:

    –
    The variable annuity guarantees and fixed indexed annuity embedded options being only partially fair valued under 'grandfathered' US GAAP;
    –
    The interest rate exposure being managed through the other than equity-related derivative programme explained in note (b) below; and
    –
    Jackson's management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

  The net equity hedge result can be summarised as follows:

	2020 $m	2019 $m

	Half year	Half year

Fair value movements on equity hedge instruments	(301)	(3,190)
Accounting value movements on the variable and fixed indexed annuity guarantee liabilities*	(4,503)	294
Fee assessments net of claim payments	426	367

Total net of related DAC amortisation	(4,378)	(2,529)

  *
  The value movement on the variable annuity guarantees and fixed indexed annuity options is discussed in 'Explanation of Performance and Other Financial Measures'.

(b)
The fluctuations for other than equity-related derivatives comprise the net effect of:

–
Fair value movements on free-standing, other than equity-related derivatives;
–
Fair value movements on the Guaranteed Minimum Income Benefit (GMIB) reinsurance asset that are not matched by movements in the underlying GMIB liability, which is not fair valued; and
–
Related amortisation of DAC.

  The free-standing, other than equity-related derivatives, are held to manage interest rate exposures and durations within the general account and the variable annuity guarantees and fixed indexed annuity embedded options described in note (a) above. Accounting mismatches arise because of differences between the measurement basis and presentation of the derivatives, which are fair valued with movements recorded in the income statement, and the exposures they are intended to manage.

(c)
Short-term fluctuations related to debt securities is analysed below:

	2020 $m	2019 $m

	Half year	Half year

Credits (charges) in the period:
Losses on sales of impaired and deteriorating bonds	(148)	(24)
Bond write-downs	(31)	(1)
Recoveries/reversals	1	1

Total credits (charges) in the period	(178)	(24)
Risk margin allowance deducted from adjusted operating profit*	55	54

	(123)	30

Interest-related realised gains (losses):
Gains (losses) arising in the period†	369	42
Amortisation of gains and losses arising in current and prior periods to adjusted operating profit	(67)	(59)

	302	(17)

Related amortisation of deferred acquisition costs	(4)	1

Total short-term fluctuations related to debt securities net of related DAC amortisation	175	14

  *
  The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in adjusted operating profit with variations from period to period included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in adjusted operating profit of Jackson for half year 2020 is based on an average annual risk margin reserve of 18 basis points (half year 2019: 18 basis points) on average book values of $62.3 billion (half year 2019: $60.0 billion) as shown below:

Moody's rating category (or equivalent under NAIC ratings of mortgage-backed securities)

	Half year 2020			Half year 2019

	Average book value	RMR	Annual expected loss	Average book value	RMR	Annual expected loss

	$m	%	$m	$m	%	$m

A3 or higher	39,118	0.10	(40)	34,318	0.10	(36)
Baa1, 2 or 3	21,521	0.24	(51)	24,385	0.23	(55)
Ba1, 2 or 3	1,383	0.74	(10)	1,008	0.93	(10)
B1, 2 or 3	200	2.39	(5)	246	2.62	(6)
Below B3	108	3.36	(4)	37	3.42	(1)

Total	62,330	0.18	(110)	59,994	0.18	(108)

Related amortisation of deferred acquisition costs			20			18

Risk margin reserve charge to adjusted operating profit for longer-term credit-related losses			(90)			(90)

†
Excluding the realised gains that are part of the gain arising in respect of the reinsured Jackson's in-force fixed and fixed indexed annuity liabilities to Athene Life Re Ltd, as discussed in note D1.

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax gain of $2,253 million for net unrealised gains arising during the period on debt securities classified as available-for-sale net of related amortisation of deferred acquisition costs (half year 2019: gain of $2,826 million), together with a pre-tax loss of $(2,282) million for the recycling of the gains on transfer of debt securities to Athene (see note D1) to the income statement, net of related amortisation of deferred acquisition costs. Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C1.1.

B1.3  Determining operating segments and performance measure of operating segments

Operating segments

The Group's operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8 'Operating Segments' on the basis of the management reporting structure and its financial management information.

Under the Group's management and reporting structure, its chief operating decision maker is the Group Executive Committee (GEC). In the management structure, responsibility is delegated to the Chief Executive Officers of the Group's Asia and US business units for the day-to-day management of their business units (within the framework set out in the Group Governance Manual). Financial management information used by the GEC aligns with these business segments. These operating segments derive revenue from both insurance and asset management activities.

Operations which do not form part of any business unit are reported as 'Unallocated to a segment'. These include head office costs in London and Hong Kong. The Group's Africa operations and treasury function do not form part of any operating segment under the structure, and their assets and liabilities and profit or loss before tax are not material to the overall financial position of the Group. The Group's treasury function and Africa operations are therefore also reported as 'Unallocated to a segment'.

Performance measure

The performance measure of operating segments utilised by the Company is adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit), as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the period as follows:

  –
  Short-term fluctuations in investment returns on shareholder-backed business. This includes the impact of short-term market effects on the carrying value of Jackson's guarantee liabilities and related derivatives as explained below;
  –
  Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and

  –
  Gain or loss on corporate transactions, such as the effect of the Jackson's reinsurance arrangement with Athene Life Re Ltd in half year 2020, disposals undertaken and costs connected to the demerger of M&G plc from Prudential plc in 2019.

The determination of adjusted operating profit for investment and liability movements is as described in note B1.3 of the Group's consolidated financial statements for the year ended 31 December 2019.

For Group debt securities at 30 June 2020 held by the insurance operations in Asia and the US, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of $1,301 million (30 June 2019: net gain of $738 million).

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Different rates apply to different categories of equity-type securities.

  –
  For Asia insurance operations, investments in equity securities held for non-linked shareholder-backed business amounted to $5,712 million as at 30 June 2020 (30 June 2019: $2,904 million). The longer-term rates of return applied in half year 2020 ranged from 4.6 per cent to 17.6 per cent (30 June 2019: 5.2 per cent to 17.6 per cent) with the rates applied varying by business unit.

  –
  For US insurance operations, as at 30 June 2020, the equity-type securities for non-separate account operations amounted to $1,854 million (30 June 2019: $1,499 million). For these operations, the longer-term rates of return for income and capital applied in 2020 and 2019, which reflect the combination of the average risk-free rates over the period and appropriate risk premiums are as follows:

	2020	2019

	Half year	Half year

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	4.9% to 5.8%	6.0% to 6.7%
Other equity-type securities such as investments in limited partnerships and private equity funds	6.9% to 7.8%	8.0% to 8.7%

B2  Acquisition costs and other expenditure

	2020 $m	2019 $m

	Half year	Half year

Acquisition costs incurred for insurance policies	(1,433)	(2,109)
Acquisition costs deferrednote C4.2	614	625
Amortisation of acquisition costsnote (i)	(470)	376
Recoveries for expenses associated with Jackson's business ceded to Athenenote (ii)	1,231	-
Administration costs and other expenditurenote (iii)	(2,584)	(2,291)
Movements in amounts attributable to external unit holders of consolidated investment funds	(390)	(109)

Total acquisition costs and other expenditure	(3,032)	(3,508)

Notes

(i)
The charge of $(470) million in half year 2020 includes $(313) million arising in the US which includes $(764) million for the write-off of the deferred acquisition costs held for the in-force fixed and fixed indexed annuity liabilities reinsured to Athene. Offsetting this amount is a credit of $814 million (half year 2019: $616 million) recorded in non-operating profit largely as a result of the losses arising from market effects on variable annuity guarantee liabilities and associated hedging.
(ii)
As part of the reinsurance transaction with Athene Life Re Ltd discussed in note D1, Jackson received $1,231 million of ceding commission as a recovery for past acquisition expenses associated with the business ceded.
(iii)
Included in total administration costs and other expenditure is depreciation of property, plant and equipment of $(109) million (half year 2019: $(107) million), of which $(72) million (half year 2019: $(66) million) relates to the right-of-use assets recognised under IFRS 16.

B3  Additional segmental analysis of revenue

	Half year 2020 $m

	Asia	US	Total segment	Unallocated to a segment	Group total

Gross premiums earned	10,890	8,892	19,782	60	19,842
Outward reinsurance premiumsnote (i)	50	(30,195)	(30,145)	(4)	(30,149)

Earned premiums, net of reinsurance	10,940	(21,303)	(10,363)	56	(10,307)
Other incomenote (ii)	285	28	313	20	333

Total external revenue	11,225	(21,275)	(10,050)	76	(9,974)
Intra-group revenue	-	17	17	(17)	-
Interest income	883	1,283	2,166	22	2,188
Other investment return	3,235	(1,575)	1,660	62	1,722

Total revenue, net of reinsurance	15,343	(21,550)	(6,207)	143	(6,064)

	Half year 2019 $m

	Asia	US	Total segment	Unallocated to a segment	Group total

Gross premiums earned	11,458	9,588	21,046	35	21,081
Outward reinsurance premiums	(499)	(170)	(669)	(4)	(673)

Earned premiums, net of reinsurance	10,959	9,418	20,377	31	20,408
Other incomenote (ii)	228	14	242	16	258

Total external revenue	11,187	9,432	20,619	47	20,666
Intra-group revenue	21	31	52	(52)	-
Interest income	805	1,460	2,265	27	2,292
Other investment return	8,826	20,732	29,558	23	29,581

Total revenue, net of reinsurance	20,839	31,655	52,494	45	52,539

  Notes

(i)
In half year 2020, outward reinsurance premiums include $(30,150) million paid during the period in respect of the reinsurance of substantially all of Jackson's in-force fixed and fixed indexed annuity liabilities to Athene Life Re Ltd. See note D1 for further details. Also included in outward reinsurance premiums for half year 2020 is a credit of $542 million for the recapture of previously reinsured business in Asia.
(ii)
Other income comprises income from external customers and consists primarily of revenue from the Group's asset management business of $261 million (half year 2019: $198 million). The remaining other income consists primarily of policy fee revenue from external customers.

B4  Tax charge

B4.1  Total tax charge by nature

The total tax charge in the income statement is as follows:

	2020 $m			2019 $m

Tax charge	Current tax	Deferred tax	Half year Total	Half year Total

Attributable to shareholders:
Asia operations	(103)	(127)	(230)	(244)
US operations	(70)	183	113	143
Other operations	(16)	4	(12)	100

Tax (charge) credit attributable to shareholders' returns	(189)	60	(129)	(1)

Attributable to policyholders:
Asia operations	(69)	3	(66)	(285)

Total tax (charge) credit	(258)	63	(195)	(286)

The principal reason for the increase in the tax charge attributable to shareholders' returns is the losses arising in Other operations where, following the demerger of M&G plc, it is unlikely that relief will be available in future periods.

The principal reason for the decrease in the tax charge attributable to policyholders' returns reflects the reduction in deferred tax liabilities in Singapore following the clarification of tax filing requirements.

B4.2 Reconciliation of shareholder effective tax rate

In the reconciliation below, the expected tax rates reflect the corporation tax rates that are expected to apply to the taxable profit or loss of the relevant business. Where there are profits or losses of more than one jurisdiction, the expected tax rates reflect the corporation tax rates weighted by reference to the amount of profit or loss contributing to the aggregate business result.

	2020					2019

	Half year					Half year

	Asia operations $m	US operations $m	Other operations $m note (iv)	Total attributable to shareholders $m	Percentage impact on ETR %	Total attributable to shareholders $m	Percentage impact on ETR %

Adjusted operating profit (loss)	1,733	1,266	(458)	2,541		2,619
Non-operating (loss) profit	(450)	(1,458)	30	(1,878)		(1,460)

Profit (loss) before tax	1,283	(192)	(428)	663		1,159

Expected tax rate:	20%	21%	18%	21%
Tax at the expected rate	257	(40)	(77)	140	21.1%	232	20.0%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(31)	(14)	-	(45)	(6.8)%	(70)	(6.0)%
Deductions not allowable for tax purposes	12	6	3	21	3.2%	26	2.2%
Items related to taxation of life insurance businessesnote (i)	7	(62)	-	(55)	(8.3)%	(179)	(15.4)%
Deferred tax adjustments	3	-	-	3	0.5%	(12)	(1.0)%
Unrecognised tax lossesnote (ii)	-	-	72	72	10.9%	-	-
Effect of results of joint ventures and associates	(31)	-	(6)	(37)	(5.6)%	(35)	(3.0)%
Irrecoverable withholding taxes	-	-	26	26	3.9%	27	2.3%
Other	3	13	(6)	10	1.5%	5	0.4%

Total	(37)	(57)	89	(5)	(0.7)%	(238)	(20.5)%
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	21	-	-	21	3.1%	20	1.7%
Movements in provisions for open tax mattersnote (iii)	(12)	-	-	(12)	(1.8)%	8	0.7%
Demerger related activities	-	-	-	-	-	4	0.4%
Impact of carry back of US losses	-	(16)	-	(16)	(2.4)%	-	-
Impact of changes in local statutory tax rates	1	-	-	1	0.2%	-	-
Adjustments in relation to business disposals	-	-	-	-	-	(25)	(2.2)%

Total	10	(16)	-	(6)	(0.9)%	7	0.6%

Total actual tax charge (credit)	230	(113)	12	129	19.5%	1	0.1%

Analysed into:

Tax on adjusted operating profit (loss)	260	195	12	467		430
Tax on non-operating (loss) profit	(30)	(308)	-	(338)		(429)

Actual tax rate on:
Adjusted operating profit (loss):
Including non-recurring tax reconciling items	15%	15%	(3)%	18%		16%
Excluding non-recurring tax reconciling items	14%	15%	(3)%	18%		16%
Total profit (loss)	18%	59%	(3)%	19%		0%

Notes

(i)
The $62 million reconciling item in US operations reflects the impact of the dividend received deduction on the taxation of profits from variable annuity business. The $7 million adverse reconciling item in Asia operations reflects non tax deductible investment related marked-to-market losses.
(ii)
The $72 million adverse reconciling item in unrecognised tax losses reflects losses arising where it is unlikely that relief for the losses will be available in future periods.

(iii)
The statement of financial position contains the following provisions in relation to open tax matters.

Half year 2020 $m

At beginning of period	198
Movements in the current period included in tax charge attributable to shareholders	(12)
Provisions utilised in the period	(34)
Other movements*	(3)

At end of period	149

  *
  Other movements include interest arising on open tax matters and amounts included in the Group's share of profits from joint ventures and associates, net of related tax.
(iv)
Half year 2019 actual tax rate of the relevant business operations are shown below:

	Half year 2019%

	Asia operations	US operations	Other operations	Total attributable to shareholders

Tax rate on adjusted operating profit (loss)	14%	17%	10%	16%
Tax rate on profit (loss) before tax	10%	35%	13%	0%

B5  Earnings per share

	Half year 2020

	Before tax $m	Tax $m	Non- controlling interests $m	Net of tax and non- controlling interests $m	Basic earnings per share cents	Diluted earnings per share cents

Based on profit for the period	663	(129)	(22)	512	19.7¢	19.7¢
Short-term fluctuations in investment returns on shareholder-backed business	2,706	(513)	-	2,193	84.4¢	84.4¢
Amortisation of acquisition accounting adjustments	18	(3)	-	15	0.6¢	0.6¢
Gain attaching to corporate transactions	(846)	178	-	(668)	(25.7)¢	(25.7)¢

Based on adjusted operating profit	2,541	(467)	(22)	2,052	79.0¢	79.0¢

	Half year 2019

	Before tax $m	Tax $m	Non- controlling interests $m	Net of tax and non- controlling interests $m	Basic earnings per share cents	Diluted earnings per share cents

Based on profit for the period				1,987	76.9¢	76.9¢
Profit for the period from discontinued operations				(835)	(32.3)¢	(32.3)¢

Based on profit for the period from continuing operations	1,159	(1)	(6)	1,152	44.6¢	44.6¢
Short-term fluctuations in investment returns on shareholder-backed business	1,455	(407)	-	1,048	40.6¢	40.6¢
Amortisation of acquisition accounting adjustments	22	(4)	-	18	0.7¢	0.7¢
Gain attaching to corporate transactions	(17)	(18)	-	(35)	(1.4)¢	(1.4)¢

Based on adjusted operating profit from continuing operations	2,619	(430)	(6)	2,183	84.5¢	84.5¢

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share, which excludes those held in employee share trusts and consolidated investment funds, is set out as below:

	Number of shares (in millions)

Weighted average number of shares for calculation of:	Half year 2020	Half year 2019

Basic earnings per share	2,596	2,583
Shares under option at end of period	2	4
Shares that would have been issued at fair value on assumed option price	(2)	(3)

Diluted earnings per share	2,596	2,584

B6  Dividends

	Half year 2020		Half year 2019

	Cents per share	$m	Cents per share	$m

Dividends relating to reporting period:
First interim ordinary dividend	5.37¢	140	20.29¢	526

Dividends paid in reporting period:
Second interim ordinary dividend for prior year	25.97¢	674	42.89¢	1,108

In addition to the dividends shown in the table above, on 21 October 2019, following approval by the Group's shareholders, Prudential plc demerged its UK and Europe operations (M&G plc) via a dividend in specie of $7,379 million.

Dividend per share

The 2020 first interim dividend of 5.37 cents per ordinary share will be paid on 28 September 2020 to shareholders in the UK on the register at 6.00pm BST and to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on 21 August 2020 (Record Date). Shareholders holding shares on the UK or Hong Kong share registers will continue to receive their dividend payments in either pounds sterling or Hong Kong dollars respectively, unless they elect otherwise. Shareholders holding shares on the UK or Hong Kong registers may elect to receive dividend payments in US dollars. Elections must be made through the relevant UK or Hong Kong share registrar on or before 7 September and 11 September 2020 respectively. The corresponding amount per share in pounds sterling and Hong Kong dollars is expected to be announced on or about 17 September 2020.The US dollar to pound sterling and Hong Kong dollar conversion rates will be determined by the actual rates achieved by Prudential buying those currencies during the two working days preceding the subsequent announcement. Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 28 September 2020. The 2020 first interim dividend will be paid on or about 5 October 2020 to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The exchange rate at which the dividend payable to the SG Shareholders will be translated from US dollars into Singapore dollars, will be determined by CDP.

Shareholders on the UK register are eligible to participate in a Dividend Reinvestment Plan.

C    FINANCIAL POSITION

C1  Group assets and liabilities by business type

The analysis below is structured to show the investments and other assets and liabilities of the Group by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business.

The Group has streamlined its disclosures relating to the investments, other assets and liabilities of the Group in these condensed consolidated financial statements, including combining various disclosures into a single section within this note and further analysis of the categories of debt securities. The 2019 comparative information, in particular that relating to investments, has been re-presented from previously published information to conform to the current period's format and the altered approach to credit ratings analysis described below.

Debt securities are analysed below according to the issuing government for sovereign debt and to credit ratings for the rest of the securities.

In 2020, to align more closely with the internal risk management analysis, the Group altered the compilation of its credit ratings analysis to use the middle of the Standard & Poor's, Moody's and Fitch ratings, where available. Where ratings are not available from these rating agencies, NAIC ratings (for the US), local external rating agencies' ratings and lastly internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the 'below BBB- and unrated' category. The total securities (excluding sovereign debt) that were unrated at 30 June 2020 were $788 million (31 December 2019: $648 million). Previously, Standard & Poor's ratings were used where available and if not, Moody's and then Fitch were used as alternatives. Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio.

In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-.

	30 Jun 2020 $m
	Asia insurance
	With- profits business note (i)	Unit- linked assets and liabilities	Other business	Asia Asset management	Eliminations	Total Asia	US note (ii)	Unallocated to a segment	Elimination of intra- group debtors and creditors	Group total

Debt securitiesnote (ix),note C1.1
Sovereign debt
Indonesia	381	580	455	-	-	1,416	-	-	-	1,416
Singapore	2,788	525	904	88	-	4,305	-	-	-	4,305
Thailand	-	-	1,567	16	-	1,583	-	-	-	1,583
United Kingdom	-	7	-	-	-	7	-	154	-	161
United States	24,656	23	2,356	-	-	27,035	5,371	-	-	32,406
Vietnam	-	14	2,789	-	-	2,803	-	-	-	2,803
Other (predominantly Asia)	1,816	687	3,216	13	-	5,732	19	140	-	5,891

Subtotal	29,641	1,836	11,287	117	-	42,881	5,390	294	-	48,565

Other government bonds
AAA	1,464	103	479	-	-	2,046	447	-	-	2,493
AA+ to AA-	353	34	101	-	-	488	519	-	-	1,007
A+ to A-	524	113	226	-	-	863	191	-	-	1,054
BBB+ to BBB-	466	88	248	8	-	810	2	-	-	812
Below BBB- and unrated	104	17	331	-	-	452	-	1	-	453

Subtotal	2,911	355	1,385	8	-	4,659	1,159	1	-	5,819

Corporate bonds
AAA	1,122	270	504	-	-	1,896	265	-	-	2,161
AA+ to AA-	1,575	273	1,712	2	-	3,562	973	-	-	4,535
A+ to A-	6,670	808	4,723	-	-	12,201	11,792	-	-	23,993
BBB+ to BBB-	7,806	1,043	3,389	-	-	12,238	14,036	-	-	26,274
Below BBB- and unrated	2,835	655	945	3	-	4,438	2,046	7	-	6,491

Subtotal	20,008	3,049	11,273	5	-	34,335	29,112	7	-	63,454

Asset-backed securities
AAA	108	16	23	-	-	147	2,227	-	-	2,374
AA+ to AA-	36	6	8	-	-	50	184	-	-	234
A+ to A-	17	-	25	-	-	42	575	-	-	617
BBB+ to BBB-	15	-	10	-	-	25	193	-	-	218
Below BBB- and unrated	6	-	-	-	-	6	175	-	-	181

Subtotal	182	22	66	-	-	270	3,354	-	-	3,624

Total debt securities	52,742	5,262	24,011	130	-	82,145	39,015	302	-	121,462

Loans
Mortgage loansnote C1.2	-	-	158	-	-	158	8,119	-	-	8,277
Policy loans	1,189	-	324	-	-	1,513	4,705	8	-	6,226
Other loans	389	-	18	-	-	407	-	-	-	407

Total loans	1,578	-	500	-	-	2,078	12,824	8	-	14,910

Equity securities and holdings in collective investment schemes
Direct equities	14,493	10,345	1,537	56	-	26,431	263	4	-	26,698
Collective investment schemes	13,455	6,097	4,175	10	-	23,737	36	7	-	23,780
US separate account assetsnote (iii)	-	-	-	-	-	-	184,220	-	-	184,220

Total equity securities and holdings in collective investment schemes	27,948	16,442	5,712	66	-	50,168	184,519	11	-	234,698

Other financial investmentsnote (iv)	991	572	1,817	97	-	3,477	3,827	75	-	7,379

Total financial Investments	83,259	22,276	32,040	293	-	137,868	240,185	396	-	378,449

Investment properties	-	-	7	-	-	7	7	9	-	23
Investments in joint ventures and associates accounted for using the equity method	-	-	1,268	239	-	1,507	-	-	-	1,507
Cash and cash equivalents	913	599	1,242	132	-	2,886	2,493	3,005	-	8,384
Reinsurers' share of insurance contract liabilitiesnote (v)	211	-	8,709	-	-	8,920	35,993	5	-	44,918
Other assetsnote (vi)	1,954	482	8,051	799	(33)	11,253	17,942	3,828	(3,139)	29,884

Total assets	86,337	23,357	51,317	1,463	(33)	162,441	296,620	7,243	(3,139)	463,165

Shareholders' equity	-	-	10,535	994	-	11,529	8,955	(1,374)	-	19,110
Non-controlling interests	-	-	2	159	-	161	-	36	-	197

Total equity	-	-	10,537	1,153	-	11,690	8,955	(1,338)	-	19,307

Contract liabilities and unallocated surplus of with-profits fundsnote (iii)	76,647	21,376	33,541	-	-	131,564	265,655	217	-	397,436
Core structural borrowings	-	-	-	-	-	-	250	6,249	-	6,499
Operational borrowings	243	15	111	25	-	394	1,212	639	-	2,245
Other liabilitiesnote (vii)	9,447	1,966	7,128	285	(33)	18,793	20,548	1,476	(3,139)	37,678

Total liabilities	86,337	23,357	40,780	310	(33)	150,751	287,665	8,581	(3,139)	443,858

Total equity and liabilities	86,337	23,357	51,317	1,463	(33)	162,441	296,620	7,243	(3,139)	463,165

	31 Dec 2019 $m
	Asia insurance
	With- profits business note (i)	Unit- linked assets and liabilities	Other business	Asia Asset management	Eliminations	Total Asia	US note (ii)	Unallocated to a segment	Elimination of intra- group debtors and creditors	Group total

Debt securitiesnote (ix),note C1.1
Sovereign debt
Indonesia	222	610	488	-	-	1,320	-	-	-	1,320
Singapore	3,514	554	708	94	-	4,870	-	-	-	4,870
Thailand	-	-	1,398	19	-	1,417	-	-	-	1,417
United Kingdom	-	7	-	-	-	7	-	615	-	622
United States	20,479	113	2,827	-	-	23,419	6,160	597	-	30,176
Vietnam	1	15	2,900	-	-	2,916	-	-	-	2,916
Other (predominantly Asia)	1,745	665	2,809	13	-	5,232	9	116	-	5,357

Subtotal	25,961	1,964	11,130	126	-	39,181	6,169	1,328	-	46,678

Other government bonds
AAA	1,752	81	538	-	-	2,371	977	-	-	3,348
AA+ to AA-	135	8	78	-	-	221	495	-	-	716
A+ to A-	890	159	389	-	-	1,438	245	-	-	1,683
BBB+ to BBB-	356	88	201	-	-	645	4	-	-	649
Below BBB- and unrated	31	9	381	-	-	421	-	2	-	423

Subtotal	3,164	345	1,587	-	-	5,096	1,721	2	-	6,819

Corporate bonds
AAA	732	384	516	-	-	1,632	341	-	-	1,973
AA+ to AA-	1,574	441	1,908	-	-	3,923	1,566	-	-	5,489
A+ to A-	5,428	542	5,063	-	-	11,033	17,784	-	-	28,817
BBB+ to BBB-	5,443	883	3,497	-	-	9,823	22,775	-	-	32,598
Below BBB- and unrated	2,111	569	781	3	-	3,464	2,157	2	-	5,623

Subtotal	15,288	2,819	11,765	3	-	29,875	44,623	2	-	74,500

Asset-backed securities
AAA	236	19	104	-	-	359	3,658	-	-	4,017
AA+ to AA-	132	6	46	-	-	184	780	-	-	964
A+ to A-	1	-	14	-	-	15	1,006	-	-	1,021
BBB+ to BBB-	-	-	-	-	-	-	359	-	-	359
Below BBB- and unrated	-	-	-	-	-	-	212	-	-	212

Subtotal	369	25	164	-	-	558	6,015	-	-	6,573

Total debt securities	44,782	5,153	24,646	129	-	74,710	58,528	1,332	-	134,570

Loans
Mortgage loansnote C1.2	-	-	165	-	-	165	9,904	-	-	10,069
Policy loans	1,089	-	316	-	-	1,405	4,707	9	-	6,121
Other loans	374	-	19	-	-	393	-	-	-	393

Total loans	1,463	-	500	-	-	1,963	14,611	9	-	16,583

Equity securities and holdings in collective investment schemes
Direct equities	14,143	12,440	1,793	59	-	28,435	150	4	-	28,589
Collective investment schemes	15,230	6,652	1,680	14	-	23,576	40	6	-	23,622
US separate account assetsnote (iii)	-	-	-	-	-	-	195,070	-	-	195,070

Total equity securities and holdings in collective investment schemes	29,373	19,092	3,473	73	-	52,011	195,260	10	-	247,281

Other financial investmentsnote (iv)	963	383	1,363	106	-	2,815	2,791	56	-	5,662

Total financial Investments	76,581	24,628	29,982	308	-	131,499	271,190	1,407	-	404,096

Investment properties	-	-	7	-	-	7	7	11	-	25
Investments in joint ventures and associates accounted for using the equity method	-	-	1,263	237	-	1,500	-	-	-	1,500
Cash and cash equivalents	963	356	1,015	156	-	2,490	1,960	2,515	-	6,965
Reinsurers' share of insurance contract liabilitiesnote (v)	152	-	5,306	-	-	5,458	8,394	4	-	13,856
Other assetsnote (vi)	1,277	237	6,983	826	(35)	9,288	17,696	3,440	(2,652)	27,772

Total assets	78,973	25,221	44,556	1,527	(35)	150,242	299,247	7,377	(2,652)	454,214

Shareholders' equity	-	-	9,801	1,065	-	10,866	8,929	(318)	-	19,477
Non-controlling interests	-	-	2	153	-	155	-	37	-	192

Total equity	-	-	9,803	1,218	-	11,021	8,929	(281)	-	19,669

Contract liabilities and unallocated surplus of with-profits fundsnote (iii)	70,308	23,571	26,814	-	-	120,693	269,549	186	-	390,428
Core structural borrowings	-	-	-	-	-	-	250	5,344	-	5,594
Operational borrowings	302	21	123	27	-	473	1,501	671	-	2,645
Other liabilitiesnote (vii)	8,363	1,629	7,816	282	(35)	18,055	19,018	1,457	(2,652)	35,878

Total liabilities	78,973	25,221	34,753	309	(35)	139,221	290,318	7,658	(2,652)	434,545

Total equity and liabilities	78,973	25,221	44,556	1,527	(35)	150,242	299,247	7,377	(2,652)	454,214

Notes

(i)
The with-profits business of Asia comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. 'Other business' includes assets and liabilities of other participating businesses and other non-linked shareholder-backed business.

(ii)
Further analysis of the shareholders' equity by business type of the US operations is provided below:

	30 Jun 2020 $m			2019 $m
	Insurance	Asset management	Total	31 Dec Total

Shareholders' equity	8,943	12	8,955	8,929

(iii)
The US separate account assets comprise investments in mutual funds attaching to the variable annuity business that are held in the separate account. The related liabilities are reported in contract liabilities at an amount equal to the separate account assets.
(iv)
Other financial investments comprise derivative assets, other investments and deposits.
(v)
Reinsurers' share of contract liabilities includes the reinsurance ceded in respect of the acquired REALIC business by the Group's US insurance operations and at 30 June 2020 also includes amounts ceded in respect of the reinsurance of substantially all of Jackson's in-force fixed and fixed indexed annuity liabilities to Athene Life Re Ltd, as discussed in note D1.
(vi)
Of total 'Other assets' at 30 June 2020, there are:
–
Property, plant and equipment (PPE) of $964 million (31 December 2019: $1,065 million). During the period, the Group made additions of $51 million of PPE (full year 2019: $160 million), of which $8 million relates to right-of-use assets (full year 2019: $96 million).
–
Premiums receivable of $778 million (31 December 2019: $794 million), of which $734 million (31 December 2019: $738 million) are due within one year.
(vii)
Within 'Other liabilities' at 30 June 2020 is accruals, deferred income and other liabilities of $16,208 million (31 December 2019: $14,488 million), of which $11,213 million (31 December 2019: $9,172 million) are due within one year.
(viii)
The credit ratings, information or data contained in this report which are attributed and specifically provided by Standard & Poor's, Moody's and Fitch Solutions and their respective affiliates and suppliers ('Content Providers') is referred to here as the 'Content'. Reproduction of any Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability of an investment or security and should not be relied on as investment advice.

C1.1  Additional analysis of debt securities

This note provides additional analysis of the Group's debt securities. With the exception of certain debt securities classified as 'available-for-sale' under IAS 39, which primarily relate to US insurance operations as disclosed below, the Group's debt securities are carried at fair value through profit or loss.

(a)
Holdings by consolidated investment funds of the Group

Of the $121,462 million of Group's debt securities at 30 June 2020 (31 December 2019: $134,570 million), the following amounts were held by the consolidated investment funds of the Group:

	30 Jun 2020 $m			2019 $m

	Asia	US	Group total	31 Dec

Debt securities held by consolidated investment funds	17,219	1,244	18,463	22,113

(b)
Additional analysis of US debt securities

Debt securities for US operations included in the statement of financial position comprise:

	2020 $m	2019 $m

	30 Jun	31 Dec

Available-for-sale	37,597	57,091
Fair value through profit and loss	1,418	1,437

Total US debt securities	39,015	58,528

The corporate bonds held by the US insurance operations comprise:

	2020 $m	2019 $m

	30 Jun	31 Dec

Publicly traded and SEC Rule 144A securities*	21,215	34,781
Non-SEC Rule 144A securities	7,897	9,842

Total US corporate bonds	29,112	44,623

*
A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.

(c)
Movements in unrealised gains and losses on Jackson available-for-sale debt securities

The movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of $3,496 million at 31 December 2019 to a net unrealised gain of $3,219 million at 30 June 2020 is analysed in the table below.

		Changes in unrealised appreciation reflected in other comprehensive income

	30 Jun 2020 $m	Gains recycled to income statement on transfer of debt securities to Athene note D1	Unrealised gains (losses) arising in the period	31 Dec 2019 $m

Assets fair valued at below book value
Book value*	2,188			3,121
Unrealised gain (loss)	(109)		(82)	(27)

Fair value (as included in statement of financial position)	2,079			3,094

Assets fair valued at or above book value
Book value*	32,190			50,474
Unrealised gain (loss)	3,328	(2,817)	2,622	3,523

Fair value (as included in statement of financial position)	35,518			53,997

Total
Book value*	34,378			53,595
Net unrealised gain (loss)	3,219	(2,817)	2,540	3,496

Fair value (as included in the footnote above in the overview table and the statement of financial position)	37,597			57,091

*
Book value represents cost or amortised cost of the debt securities.

Jackson debt securities classified as available-for-sale in an unrealised loss position

(i)  Fair value of securities as a percentage of book value

The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	30 Jun 2020 $m		31 Dec 2019 $m

	Fair value	Unrealised loss	Fair value	Unrealised loss

Between 90% and 100%	1,871	(62)	3,083	(25)
Between 80% and 90%	111	(17)	11	(2)
Below 80%	97	(30)	-	-

Total	2,079	(109)	3,094	(27)

(ii)  Unrealised losses by maturity of security

	2020 $m	2019 $m
	30 Jun	31 Dec

1 year to 5 years	(30)	(1)
5 years to 10 years	(39)	(12)
More than 10 years	(20)	(7)
Mortgage-backed and other debt securities	(20)	(7)

Total	(109)	(27)

(iii)  Age analysis of unrealised losses for the periods indicated

The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	30 Jun 2020 $m			31 Dec 2019 $m
Age analysis	Non- investment grade	Investment grade*	Total	Non- investment grade	Investment grade*	Total

Less than 6 months	(24)	(80)	(104)	(1)	(20)	(21)
6 months to 1 year	(3)	(1)	(4)	(1)	(1)	(2)
1 year to 2 years	-	-	-	-	(1)	(1)
2 years to 3 years	(1)	-	(1)	-	(1)	(1)
More than 3 years	-	-	-	-	(2)	(2)

Total	(28)	(81)	(109)	(2)	(25)	(27)

*
For Standard and Poor's, Moody's and Fitch rated debt securities, those with ratings range from AAA to BBB- are designated as investment grade. For NAIC rated debt securities, those with ratings 1 or 2 are designated as investment grade.

Further, the following table shows the age analysis of the securities whose fair values were below 80 per cent of the book value:

	30 Jun 2020 $m		31 Dec 2019 $m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss

Less than 3 months	60	(17)	-	-
3 months to 6 months	37	(13)	-	-

Total below 80%	97	(30)	-	-

(d)
Asset-backed securities

The Group's holdings in asset-backed securities (ABS) comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities.

The US operations' exposure to asset-backed securities comprises:

	2020 $m	2019 $m
	30 Jun	31 Dec

RMBS
Sub-prime (30 Jun 2020: 2% AAA)	35	93
Alt-A (30 Jun 2020: 35% AAA, 39% A)	14	116
Prime including agency (30 Jun 2020: 85% AAA, 6% AA, 5% A)	263	862
CMBS (30 Jun 2020: 86% AAA, 5% AA, 3% A)	1,646	3,080
CDO funds (30 Jun 2020: 81% AAA, 9% AA, 5% A), $nil exposure to sub-prime	397	696
Other ABS (30 Jun 2020: 26% AAA, 5% AA, 48% A), $35 million exposure to sub-prime	999	1,168

Total US asset-backed securities	3,354	6,015

(e)
Group bank debt exposure

The Group exposures held by the shareholder-backed business and with-profits funds in bank debt securities are analysed below. The table excludes assets held to cover linked liabilities and those of the consolidated investment funds.

Exposure to bank debt securities

	30 Jun 2020 $m					2019 $m
	Senior debt	Subordinated debt				31 Dec
					Group total
	Total	Tier 1	Tier 2	Total		Group total

Shareholder-backed business
Asia	549	572	329	901	1,450	993
Eurozone	223	-	26	26	249	337
United Kingdom	352	7	91	98	450	723
United States	1,565	5	52	57	1,622	3,134
Other	259	-	137	137	396	647

Total	2,948	584	635	1,219	4,167	5,834

With-profits funds
Asia	534	87	572	659	1,193	1,130
Eurozone	77	-	101	101	178	131
United Kingdom	182	1	105	106	288	155
United States	670	2	15	17	687	34
Other	116	-	262	262	378	284

Total	1,579	90	1,055	1,145	2,724	1,734

C1.2  Additional analysis of US mortgage loans

In the US, mortgage loans of $8,119 million at 30 June 2020 31 December 2019: $9,904 million) are all commercial mortgage loans that are secured by the following property types: industrial, multi-family residential, suburban office, retail or hotel. The average loan size is $18.6 million (31 December 2019: $19.3 million). The portfolio has a current estimated average loan to value of 55 per cent (31 December 2019: 54 per cent).

At 30 June 2020, Jackson had mortgage loans with a carrying value of $947 million where the contractual terms of the agreements had been restructured to grant forbearance for a period of no longer than six months (30 June and 31 December 2019: nil). Under IAS 39, restructured loans are reviewed for impairment with an impairment recorded if the expected cash flows under the newly restructured terms discounted at the original yield (the pre-structured interest rate) are below the carrying value of the loan. No impairment is recorded for these loans in half year 2020 as the expected cash flows and interest rate did not materially change under the restructured terms.

C2  Fair value measurement

(a)
Determination of fair value

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Other than the loans which have been designated at fair value through profit or loss, the carrying value of loans and receivables is presented net of provisions for impairment. The fair value of loans is estimated from discounted cash flows expected to be received. The discount rate used is updated for the market rate of interest where applicable.

The fair value of the subordinated and senior debt issued by the parent company is determined using quoted prices from independent third parties.

The fair value of financial liabilities (other than subordinated debt, senior debt and derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

Valuation approach for level 2 fair valued assets and liabilities

A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades. For further detail on the valuation approach for level 2 fair valued assets and liabilities, refer to note C3.1 of the Group IFRS financial statement for the year ended 31 December 2019.

Valuation approach for level 3 fair valued assets and liabilities

Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and, if applicable, enterprise valuation.

The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

(b)
Fair value measurement hierarchy of Group assets and liabilities

Assets and liabilities carried at fair value on the statement of financial position

The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

All assets and liabilities held at fair value are classified as fair value through profit or loss, except for $37,752 million (31 December 2019: $58,302 million) of debt securities classified as available-for-sale, principally in the US operations. All assets and liabilities held at fair value are measured on a recurring basis. As of 30 June 2020, the Group did not have any financial instruments that are measured at fair value on a non-recurring basis.

Financial instruments at fair value

	30 Jun 2020 $m

	Level 1	Level 2	Level 3

	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total

Loans	-	-	3,606	3,606
Equity securities and holdings in collective investment schemes	230,670	3,554	474	234,698
Debt securities	64,300	57,091	71	121,462
Other investments (including derivative assets)	109	2,350	1,569	4,028
Derivative liabilities	(65)	(402)	-	(467)

Total financial investments, net of derivative liabilities	295,014	62,593	5,720	363,327
Investment contract liabilities without discretionary participation features held at fair value	-	(936)	-	(936)
Net asset value attributable to unit holders of consolidated investment funds	(5,521)	(8)	(438)	(5,967)
Other financial liabilities held at fair value	-	-	(3,743)	(3,743)

Total financial instruments at fair value	289,493	61,649	1,539	352,681
Percentage of total (%)	82%	18%	0%	100%

Analysed by business type:
Financial investments, net of derivative liabilities at fair value:
With-profits	67,290	12,963	314	80,567
Unit-linked and variable annuity separate account	204,723	1,208	-	205,931
Non-linked shareholder-backed business	23,001	48,422	5,406	76,829

Total financial investments, net of derivative liabilities at fair value	295,014	62,593	5,720	363,327
Other financial liabilities at fair value	(5,521)	(944)	(4,181)	(10,646)

Group total financial instruments at fair value	289,493	61,649	1,539	352,681

	31 Dec 2019 $m

	Level 1	Level 2	Level 3

	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total

Loans	-	-	3,587	3,587
Equity securities and holdings in collective investment schemes	243,285	3,720	276	247,281
Debt securities	67,927	66,637	6	134,570
Other investments (including derivative assets)	70	1,676	1,301	3,047
Derivative liabilities	(185)	(207)	-	(392)

Total financial investments, net of derivative liabilities	311,097	71,826	5,170	388,093
Investment contract liabilities without discretionary participation features held at fair value	-	(1,011)	-	(1,011)
Net asset value attributable to unit holders of consolidated investment funds	(5,973)	(23)	(2)	(5,998)
Other financial liabilities held at fair value	-	-	(3,760)	(3,760)

Total financial instruments at fair value	305,124	70,792	1,408	377,324
Percentage of total (%)	81%	19%	0%	100%

Analysed by business type:
Financial investments, net of derivative liabilities at fair value:
With-profits	66,061	7,762	260	74,083
Unit-linked and variable annuity separate account	217,838	1,486	-	219,324
Non-linked shareholder-backed business	27,198	62,578	4,910	94,686

Total financial investments, net of derivative liabilities at fair value	311,097	71,826	5,170	388,093
Other financial liabilities at fair value	(5,973)	(1,034)	(3,762)	(10,769)

Group total financial instruments at fair value	305,124	70,792	1,408	377,324

Assets and liabilities at amortised cost and their fair value

The table below shows the financial assets and liabilities carried at amortised cost on the statement of financial position and their fair value. Cash deposits, accrued income, other debtors, accruals, deferred income and other liabilities are excluded from the analysis below. These are carried at amortised cost, which approximates fair value.

	2020 $m		2019 $m

	30 Jun		31 Dec

	Carrying value	Fair value	Carrying value	Fair value

Assets
Loans	11,304	11,435	12,996	13,511
Liabilities
Investment contract liabilities without discretionary participation features	(3,730)	(3,793)	(3,891)	(3,957)
Core structural borrowings of shareholder-financed businesses	(6,499)	(7,087)	(5,594)	(6,227)
Operational borrowings (excluding lease liabilities)	(1,703)	(1,703)	(2,015)	(2,015)
Obligations under funding, securities lending and sale and repurchase agreements	(9,085)	(9,442)	(8,901)	(9,135)

Total	(9,713)	(10,590)	(7,405)	(7,823)

(c)
Fair value measurements for level 3 fair valued assets and liabilities

Reconciliation of movements in level 3 assets and liabilities measured at fair value

The following table reconciles the value of level 3 fair valued assets and liabilities at the beginning of the period to that presented at the end of the period.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity's overseas investments.

Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale principally within Jackson and foreign exchange movements arising from the retranslation of the Group's overseas subsidiaries and branches.

	Half year 2020 $m

Reconciliation of movements in level 3 assets and liabilities measured at fair value	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Other investments (including derivative assets)	Net asset value attributable to unit holders of consolidated investment funds	Other financial liabilities	Total

Balance at beginning of period	3,587	276	6	1,301	(2)	(3,760)	1,408
Total gains (losses) in income statement*	120	(44)	(6)	(170)	134	(91)	(57)
Total gains (losses) recorded in other comprehensive income	-	(4)	-	-	-	-	(4)
Purchases and other additions	-	348	20	484	(583)	-	269
Sales	-	(102)	(2)	(46)	13	-	(137)
Issues	52	-	-	-	-	(53)	(1)
Settlements	(153)	-	-	-	-	161	8
Transfers into level 3	-	-	53	-	-	-	53

Balance at end of period	3,606	474	71	1,569	(438)	(3,743)	1,539

	Full year 2019 $m

Reconciliation of movements in level 3 assets and liabilities measured at fair value	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Other investments (including derivative assets)	Derivative liabilities	Borrowings attributable to with- profits businesses	Net asset value attributable to unit holders of consolidated investment funds	Other financial liabilities	Total

Balance at beginning of year	6,054	656	1,505	6,714	(539)	(2,045)	(1,258)	(4,335)	6,752
Demerger of UK and Europe operations	(2,509)	(440)	(1,498)	(5,513)	-	2,045	1,258	451	(6,206)
Total gains (losses) in income statement*	1	(11)	6	30	539	-	-	(28)	537
Total gains (losses) recorded in other comprehensive income	-	3	-	(6)	-	-	-	(11)	(14)
Purchases	-	69	-	269	-	-	(2)	-	336
Sales	-	(1)	(7)	(193)	-	-	-	-	(201)
Issues	275	-	-	-	-	-	-	(143)	132
Settlements	(234)	-	-	-	-	-	-	306	72

Balance at end of year	3,587	276	6	1,301	-	-	(2)	(3,760)	1,408

*
Of the total net gains and (losses) in the income statement of $(57) million at half year 2020 (full year 2019: $537 million), $(103) million (full year 2019: $19 million) relates to net unrealised gains and losses of financial instruments still held at the end of the period, which can be analysed as follows:

	2020 $m	2019 $m

	30 Jun	31 Dec

Equity securities and holdings in collective investment schemes	(72)	(11)
Debt securities	(5)	-
Other investments	(157)	34
Net asset value attributable to unit holders of consolidated investment funds	132	-
Other financial liabilities	(1)	(4)

Total	(103)	19

At 30 June 2020, the Group held $1,539 million (31 December 2019: $1,408 million) of net financial instruments at fair value within level 3. This represents less than 0.5 per cent (31 December 2019: 1 per cent) of the total fair valued financial assets net of financial liabilities.

Included within these net assets and liabilities are policy loans of $3,606 million at 30 June 2020 (31 December 2019: $3,587 million) measured as the loan outstanding balance, plus accrued investment income, attached to acquired REALIC business and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of $3,743 million at 30 June 2020 (31 December 2019: $3,760 million) is also classified within level 3. The fair value of the liabilities is equal to the fair value of the underlying assets held as collateral, which primarily consist of policy loans and debt securities. The assets and liabilities offset and therefore their movements have no impact on shareholders' profit and equity.

Excluding the loans and funds withheld liability under Jackson's REALIC reinsurance arrangements as described above, which amounted to a net liability at 30 June 2020 of $(137) million (31 December 2019: $(173) million), the level 3 fair valued financial assets net of financial liabilities were a net asset of $1,676 million at 30 June 2020 (31 December 2019: $1,581 million). Of this amount, equity securities of $2 million are internally valued, representing less than 0.1 per cent of the total fair valued financial assets net of financial liabilities (31 December 2019: nil). Internal valuations are inherently more subjective than external valuations.

Level 3 financial assets net of financial liabilities comprise the following:

  –
  Private equity investments in both equity securities and limited partnerships within other financial investments of $1,687 million (31 December 2019: $1,301 million) consisting of investments held by Jackson which are primarily externally valued in accordance with International Private Equity and Venture Capital Association guidelines using the proportion of the company's investment in each fund as shown in external valuation reports;
  –
  Equity securities and holdings in collective investment schemes of $356 million (31 December 2019: $276 million) consisting primarily of property and infrastructure funds held by the Asia participating funds, which are externally valued using the net asset value of the invested entities;
  –
  Liabilities of $(438) million (31 December 2019: $(2) million) for the net asset value attributable to external unit holders in respect of consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets; and
  –
  Other sundry individual financial instruments of a net asset of $71 million (31 December 2019: net asset of $6 million).

Of the net asset of $1,676 million at 30 June 2020 (31 December 2019: $1,581 million) referred to above:

  –
  A net asset of $314 million (31 December 2019: $258 million) is held by the Group's Asia participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments; and
  –
  A net asset of $1,362 million (31 December 2019: $1,323 million) is held to support non-linked shareholder-backed business. The majority of these instruments ($1,360 million out of the $1,362 million) are externally valued and are therefore inherently less subjective than internal valuations. These instruments consist primarily of private equity investments held by Jackson as described above. If the value of all these Level 3 financial instruments decreased by 10 per cent, the change in valuation would be $(136) million (31 December 2019: $(132) million), which would reduce shareholders' equity by this amount before tax. All of this amount would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of adjusted operating profit.

(d)
Transfers into and transfers out of levels

The Group's policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.

During half year 2020, the transfers between levels within the Group's portfolio, were primarily transfers from level 1 to level 2 of $4,232 million and transfers from level 2 to level 1 of $1,843 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observed valuation inputs and in certain cases, the change in the level of trading activities of the securities. There were transfers into level 3 of $53 million in the period.

C3  Policyholder liabilities and unallocated surplus

C3.1  Group overview

(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits fundsnotes (a),(b)

	Half year 2020 $m
	Asia note C3.2	US note C3.3	Total

At 1 January 2020	132,570	269,549	402,119

Comprising:

- Policyholder liabilities on the consolidated statement of financial position
(excludes $186 million classified as unallocated to a segment)	115,943	269,549	385,492
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	4,750	-	4,750
- Group's share of policyholder liabilities of joint ventures and associatenote (d)	11,877	-	11,877

Net flows:
Premiums	9,746	8,865	18,611
Surrenders	(2,083)	(7,455)	(9,538)
Maturities/deaths	(1,153)	(1,793)	(2,946)

Net flowsnote (d)	6,510	(383)	6,127
Shareholders' transfers post-tax	(54)	-	(54)
Investment-related items and other movements	6,526	(3,511)	3,015
Foreign exchange translation differences	(1,580)	-	(1,580)

At 30 June 2020	143,972	265,655	409,627

Comprising:

- Policyholder liabilities on the consolidated statement of financial position
(excludes $217 million classified as unallocated to a segment)	126,052	265,655	391,707
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	5,512	-	5,512
- Group's share of policyholder liabilities of joint ventures and associatenote (d)	12,408	-	12,408

	Half year 2019 $m
	Asia note C3.2	US note C3.3	Discontinued UK and Europe	Total

At 1 January 2019	105,408	236,380	210,002	551,790

Comprising:

- Policyholder liabilities on the consolidated statement of financial position
(excludes $50 million classified as unallocated to a segment)note (c)	91,836	236,380	193,020	521,236
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,198	-	16,982	20,180
- Group's share of policyholder liabilities of joint ventures and associatenote (d)	10,374	-	-	10,374

Reclassification of UK and Europe liabilities as held for distribution	-	-	(210,002)	(210,002)
Net flows:
Premiums	9,800	9,136	-	18,936
Surrenders	(1,982)	(8,279)	-	(10,261)
Maturities/deaths	(1,278)	(1,744)	-	(3,022)

Net flowsnote (d)	6,540	(887)	-	5,653
Shareholders' transfers post-tax	(49)	-	-	(49)
Investment-related items and other movements	7,947	21,786	-	29,733
Foreign exchange translation differences	547	-	-	547

At 30 June 2019	120,393	257,279	-	377,672

Comprising:

- Policyholder liabilities on the consolidated statement of financial position
(excludes $61 million classified as unallocated to a segment)note (c)	105,593	257,279	-	362,872
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,747	-	-	3,747
- Group's share of policyholder liabilities of joint ventures and associatenote (d)	11,053	-	-	11,053

Average policyholder liability balancesnote (e)
Half year 2020	133,141	267,602	-	400,743
Half year 2019	109,428	246,830	-	356,258

Notes

(a)
The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year but exclude liabilities that have not been allocated to a reporting segment. The items above are shown gross of external reinsurance.
(b)
The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, premiums shown above exclude any deductions for fees/charges; claims (surrenders, maturities and deaths) shown above represent the policyholder liabilities provision released rather than the claims amount paid to the policyholder.
(c)
The opening and closing policyholder liabilities of the Asia insurance operations for half year 2019 were after deducting the intra-group reinsurance liabilities ceded by the discontinued UK and Europe operations (M&G plc) to the Hong Kong with-profits business, which were recaptured in October 2019 upon demerger.
(d)
Including net flows of the Group's insurance joint ventures and associate. The Group's investment in joint ventures and associate are accounted for on an equity method basis in the Group's statement of financial position. The Group's share of the policyholder liabilities as shown above relates to life businesses of the China JV, India and the Takaful business in Malaysia.
(e)
Average policyholder liabilities have been based on opening and closing balances, adjusted for acquisitions, disposals and other corporate transactions arising in the year, and exclude unallocated surplus of with-profits funds.

(ii)
Analysis of movements in policyholder liabilities for shareholder-backed business

	Half year 2020 $m
	Asia	US	Total

At 1 January 2020	62,262	269,549	331,811
Net flows:
Premiums	5,155	8,865	14,020
Surrenders	(1,702)	(7,455)	(9,157)
Maturities/deaths	(477)	(1,793)	(2,270)

Net flowsnote	2,976	(383)	2,593
Investment-related items and other movements	3,139	(3,511)	(372)
Foreign exchange translation differences	(1,052)	-	(1,052)

At 30 June 2020	67,325	265,655	332,980

Comprising:

- Policyholder liabilities on the consolidated statement of financial position	54,917	265,655	320,572
(excludes $217 million classified as unallocated to a segment)
- Group's share of policyholder liabilities relating to joint ventures and associate	12,408	-	12,408

	Half year 2019 $m
	Asia	US	Discontinued UK and Europe	Total

At 1 January 2019	51,705	236,380	51,911	339,996
Reclassification of UK and Europe liabilities as held for distribution	-	-	(51,911)	(51,911)
Net flows:
Premiums	5,076	9,136	-	14,212
Surrenders	(1,714)	(8,279)	-	(9,993)
Maturities/deaths	(567)	(1,744)	-	(2,311)

Net flowsnote	2,795	(887)	-	1,908
Investment-related items and other movements	2,100	21,786	-	23,886
Foreign exchange translation differences	315	-	-	315

At 30 June 2019	56,915	257,279	-	314,194

Comprising:

- Policyholder liabilities on the consolidated statement of financial position
(excludes $61 million classified as unallocated to a segment)	45,862	257,279	-	303,141
- Group's share of policyholder liabilities relating to joint ventures and associate	11,053	-	-	11,053

Note

Including net flows of the Group's insurance joint ventures and associate.

(iii)
Movement in insurance contract liabilities and unallocated surplus of with-profits funds

Further analysis of the movement in the period of the Group's gross contract liabilities, reinsurer's share of insurance contract liabilities and unallocated surplus of with-profits funds (excluding those held by joint ventures and associate) is provided below:

	Contract liabilities $m	Reinsurer's share of insurance contract liabilities $m	Unallocated surplus of with-profits funds $m

At 1 January 2020	385,678	(13,856)	4,750
Income and expense included in the income statementnote (a)	7,555	(31,066)	742
Other movementsnote (b)	(110)	-	-
Foreign exchange translation differences	(1,199)	4	20

At 30 June 2020	391,924	(44,918)	5,512

At 1 January 2019	521,286	(14,193)	20,180
Removal of opening balances relating to the discontinued UK and Europe operationsnote (c)	(193,020)	2,169	(16,982)
Income and expense included in the income statement	33,996	(880)	655
Other movementsnote (b)	53	-	(116)
Foreign exchange translation differences	618	(15)	10

At 30 June 2019	362,933	(12,919)	3,747

Notes

(a)
The increase in reinsurers' share of insurance contract liabilities in half year 2020 includes $27.7 billion in respect of the reinsurance of substantially all of Jackson's in-force fixed and fixed indexed annuity liabilities to Athene Life Re Ltd, as discussed in note D1.
(b)
Other movements include premiums received and claims paid on investment contracts without discretionary participating features, which are taken directly to the statement of financial position in accordance with IAS 39.
(c)
The $2,169 million of reinsurer's share of insurance contract liabilities excluded the intra-group reinsurance assets for the with-profits business ceded to the Asia insurance operations, which were eliminated on consolidation at 1 January 2019.

The total charge for benefit and claims in half year 2020 shown in the income statement comprises the amounts shown as 'income and expense included in the income statement' in the table above together with claims paid of $13,504 million in the period and claim amounts attributable to reinsurers of $(590) million.

The movement in the gross contract liabilities and the reinsurer's share of insurance contract liabilities during the first half of 2020 includes the impact of a change to the calculation of the valuation interest rate (VIR) used to value long-term insurance liabilities in Hong Kong. The effect of the change to the VIR was such that the implicit duration of liabilities is reduced and closer to best estimate expectations. The change reduced policyholder liabilities (net of reinsurance) of the Hong Kong's shareholder-backed business at 30 June 2020 by $1,039 million. The resulting benefit of $1,039 million in the income statement is included within short-term fluctuations in investment returns in the Group's supplementary analysis of profit.

C3.2  Asia insurance operations

	Half year 2020 $m

		Shareholder-backed business

	With-profits business	Unit-linked liabilities	Other business	Total

At 1 January 2020	70,308	28,850	33,412	132,570
Comprising:

- Policyholder liabilities on the consolidated statement of financial position	65,558	23,571	26,814	115,943
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	4,750	-	-	4,750
- Group's share of policyholder liabilities relating to joint ventures and associatenote (a)	-	5,279	6,598	11,877

Premiums:
New business	375	909	1,009	2,293
In-force	4,216	1,148	2,089	7,453

	4,591	2,057	3,098	9,746
Surrendersnote (b)	(381)	(1,209)	(493)	(2,083)
Maturities/deaths	(676)	(87)	(390)	(1,153)

Net flows	3,534	761	2,215	6,510
Shareholders' transfers post tax	(54)	-	-	(54)
Investment-related items and other movementsnote (c)	3,387	(2,243)	5,382	6,526
Foreign exchange translation differencesnote (d)	(528)	(794)	(258)	(1,580)

At 30 June 2020	76,647	26,574	40,751	143,972

Comprising:

- Policyholder liabilities on the consolidated statement of financial position	71,135	21,376	33,541	126,052
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	5,512	-	-	5,512
- Group's share of policyholder liabilities relating to joint ventures and associatenote (a)	-	5,198	7,210	12,408

	Half year 2019 $m

		Shareholder-backed business

	With-profits business	Unit-linked liabilities	Other business	Total

At 1 January 2019	53,703	25,704	26,001	105,408
Comprising:

- Policyholder liabilities on the consolidated statement of financial position	50,505	20,846	20,485	91,836
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,198	-	-	3,198
- Group's share of policyholder liabilities relating to joint ventures and associatenote (a)	-	4,858	5,516	10,374

Premiums:
New business	769	1,003	1,180	2,952
In-force	3,955	1,206	1,687	6,848

	4,724	2,209	2,867	9,800
Surrendersnote (b)	(268)	(1,385)	(329)	(1,982)
Maturities/deaths	(711)	(89)	(478)	(1,278)

Net flows	3,745	735	2,060	6,540
Shareholders' transfers post-tax	(49)	-	-	(49)
Investment-related items and other movementsnote (c)	5,847	753	1,347	7,947
Foreign exchange translation differencesnote (d)	232	176	139	547

At 30 June 2019	63,478	27,368	29,547	120,393

Comprising:

- Policyholder liabilities on the consolidated statement of financial position	59,731	22,392	23,470	105,593
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,747	-	-	3,747
- Group's share of policyholder liabilities relating to joint ventures and associatenote (a)	-	4,976	6,077	11,053

Average policyholder liability balancesnote (e)
Half year 2020	68,347	27,712	37,082	133,141
Half year 2019	55,118	26,536	27,774	109,428

Notes

(a)
The Group's investment in joint ventures and associate are accounted for on an equity method and the Group's share of the policyholder liabilities as shown above relate to the life business of the China JV, India and the Takaful business in Malaysia.

(b)
The rate of surrenders for shareholder-backed business (expressed as a percentage of opening policyholder liabilities) was 2.7 per cent in the first half of 2020 (half year 2019: 3.3 per cent).
(c)
Investment-related items and other movements in the first half of 2020 primarily represents fixed income asset gains and lower discount rates due to falling interest rates for with-profits and other businesses, partially offset by unfavourable equity market performance for unit-linked business.
(d)
Movements in the period have been translated at the average exchange rates for the period ended 30 June 2020 and 2019. The closing balance has been translated at the closing spot rates as at 30 June 2020 and 2019. Differences upon retranslation are included in foreign exchange translation differences.
(e)
Average policyholder liabilities have been based on opening and closing balances, adjusted for any acquisitions, disposals and other corporate transactions arising in the year, and exclude unallocated surplus of with-profits funds.

C3.3  US insurance operations

	Half year 2020 $m
	Variable annuity separate account liabilities	General account and other business note (d)	Total

At 1 January 2020	195,070	74,479	269,549
Premiums	6,544	2,321	8,865
Surrenders	(5,353)	(2,102)	(7,455)
Maturities/deaths	(848)	(945)	(1,793)

Net flowsnote (a)	343	(726)	(383)
Transfers from separate to general account	(1,042)	1,042	-
Investment-related items and other movementsnote (b)	(10,151)	6,640	(3,511)

At 30 June 2020	184,220	81,435	265,655

	Half year 2019 $m
	Variable annuity separate account liabilities	General account and other business	Total

At 1 January 2019	163,301	73,079	236,380
Premiums	6,032	3,104	9,136
Surrenders	(6,008)	(2,271)	(8,279)
Maturities/deaths	(782)	(962)	(1,744)

Net flowsnote (a)	(758)	(129)	(887)
Transfers from general to separate account	637	(637)	-
Investment-related items and other movements	21,737	49	21,786

At 30 June 2019	184,917	72,362	257,279

Average policyholder liability balancesnote (c)
Half year 2020	189,645	77,957	267,602
Half year 2019	174,109	72,721	246,830

Notes

(a)
Net outflows in the first half of 2020 were $383 million (first half of 2019 outflows: $887 million) with surrenders and withdrawals from general account exceeding new inflows on this business given lower volumes of institutional sales in the period, partially offset by net inflows into the variable annuity separate accounts.
(b)
Negative investment-related items and other movements in variable annuity separate account liabilities of $(10,151) million for the first half of 2020 largely represent negative separate account return following the decrease in the US equity market in the period, partially offset by increased obligations for variable annuity guarantees, following falls in interest rates and equity markets.
(c)
Average policyholder liabilities have been based on opening and closing balances, adjusted for any acquisitions, disposals and other corporate transactions arising in the period.
(d)
Included within the policyholder liabilities for the general account and other business of $81,435 million at 30 June 2020 are $27.7 billion in respect of the reinsured Jackson's in-force fixed and fixed indexed annuity liabilities to Athene Life Re Ltd, as discussed in note D1.

C4      Intangible assets

C4.1    Goodwill

Goodwill shown on the consolidated statement of financial position at 30 June 2020 represents amounts allocated to businesses in Asia and Africa in respect of both acquired asset management and life businesses.

	2020 $m	2019 $m
	30 Jun	31 Dec

Carrying value at beginning of period	969	2,365
Reclassification/Demerger of UK and Europe operations	-	(1,731)
Additions in the period	-	299
Exchange differences	(27)	36

Carrying value at end of period	942	969

C4.2      Deferred acquisition costs and other intangible assets

	2020 $m	2019 $m
	30 Jun	31 Dec

Deferred acquisition costs and other intangible assets attributable to shareholders	18,538	17,409
Other intangible assets, including computer software, attributable to with-profits funds	66	67

Total of deferred acquisition costs and other intangible assets	18,604	17,476

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2020 $m	2019 $m
	30 Jun	31 Dec

Deferred acquisition costs related to insurance contracts as classified under IFRS 4	14,567	14,206
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	34	33

Deferred acquisition costs related to insurance and investment contracts	14,601	14,239

Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	34	38
Distribution rights and other intangibles	3,903	3,132

Present value of acquired in-force (PVIF) and other intangibles attributable to shareholders	3,937	3,170

Total of deferred acquisition costs and other intangible assetsnote (a)	18,538	17,409

Notes

(a)
Total deferred acquisition costs and other intangible assets attributable to shareholders can be further analysed by business operations as follows:

	2020 $m				2019 $m
	Deferred acquisition costs
			PVIF and other intangibles†	30 Jun Total	31 Dec Total
	Asia	US*

Balance at beginning of period:	1,999	12,240	3,170	17,409	15,008
Removal of UK and Europe operations from opening balance	-	-	-	-	(143)
Additions‡	261	353	904	1,518	2,601
Amortisation to the income statement:note (c)

Adjusted operating profit	(157)	(363)	(111)	(631)	(792)
Non-operating profit (loss)	-	50	(2)	48	1,243

	(157)	(313)	(113)	(583)	451
Disposals and transfers	-	-	(13)	(13)	(11)
Exchange differences and other movements	(30)	-	(11)	(41)	134
Amortisation of DAC related to net unrealised valuation movements on the US insurance operation's available-for-sale securities recognised within other comprehensive income	-	248	-	248	(631)

Balance at end of period	2,073	12,528	3,937	18,538	17,409

*
Under the Group's application of IFRS 4, US GAAP is used for measuring the insurance assets and liabilities of its US and certain Asia operations. Under US GAAP, most of the US insurance operation's products are accounted for under Accounting Standard no. 97 of the Financial Accounting Standards Board (FAS 97) whereby deferred acquisition costs are amortised in line with the emergence of actual and expected gross profits which are determined using an assumption for long-term investment returns for the separate account of 7.4 per cent (full year 2019: 7.4 per cent) gross of asset management fees and other charges to policyholders, but net of external fund management fees. The other assumptions impacting expected gross profits include mortality assumptions, lapses, assumed unit costs and future hedge costs. The amounts included in the income statement and other comprehensive income affect the pattern of profit emergence and thus the DAC amortisation attaching. DAC amortisation is allocated to the operating and non-operating components of the Group's supplementary analysis of profit and other comprehensive income by reference to the underlying items. The charge of $(313) million in half year 2020 in the US operations includes $(764) million for the write-off of the deferred acquisition costs in respect of the reinsured Jackson's in-force fixed and fixed indexed annuity liabilities to Athene Life Re Ltd.

†
PVIF and other intangibles comprise present value of acquired in-force (PVIF), distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential's insurance products for a fixed period of time. Software rights include additions of $21 million, amortisation of $(17) million, disposals of $(8) million, foreign exchange of $2 million and closing balance at 30 June 2020 of $83 million (31 December 2019: $85 million).

‡
On 19 March 2020, the Group signed a new bancassurance agreement with TMB Bank for a period of 15 years. This extended exclusive partnership agreement required the novation of TMB Bank's current bancassurance distribution agreement with another insurance group. The agreement cost Thai Baht 24.5 billion, which will be paid in two instalments with Thai Baht 12.0 billion paid in April 2020 and the remainder on 1 January 2021. The amount included in additions in the table above is $788 million.

(b)
The DAC amount in respect of US arises in the insurance operations which comprises the following amounts:

	2020 $m	2019 $m
	30 Jun	31 Dec

Variable annuity and other business	12,975	12,935
Cumulative shadow DAC (for unrealised gains/losses booked in other comprehensive income)*	(447)	(695)

Total DAC for US operations	12,528	12,240

*
A net gain of $248 million (full year 2019: a loss of $(631) million) for shadow DAC amortisation is booked within other comprehensive income to reflect a reduction in shadow DAC of $535 million as a result of the reinsurance of substantially all of Jackson's fixed and fixed annuity business to Athene Life offset by the impact from the positive unrealised valuation movement for half year 2020 of $2,540 million (full year 2019: positive unrealised valuation movement of $4,023 million). These adjustments reflect the movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market.
(c)
Sensitivity of US DAC amortisation charge

The amortisation charge to the income statement in respect of the US DAC asset is reflected in both adjusted operating profit and short-term fluctuations in investment returns. The amortisation charge to adjusted operating profit in a reporting period comprises:

  —
  A core amount that reflects a relatively stable proportion of underlying premiums or profit; and
  —
  An element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor features of the mean reversion technique (which is used for moderating the effect of short-term volatility in investment returns) are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect. It is currently estimated that DAC amortisation will accelerate (decelerate) by $17 million for every 1 per cent under (over) the mean reversion rate (set using the calculation described below to give an average over an 8 year period of 7.4 per cent) the annualised actual separate account growth rate differs by.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In half year 2020, the DAC amortisation charge for adjusted operating profit was determined after including a charge for accelerated amortisation of $(32) million (half year 2019: credit for deceleration: $191 million). DAC amortisation for variable annuities is sensitive to separate account performance. The acceleration arising in the first half of 2020 reflects a mechanical increase in the projected separate account return for the next five years under the mean-reversion technique. Under this technique, the projected level of return for each of the next five years is adjusted so that in combination with the actual rates of return for the preceding three years (including the current period) the assumed long-term annual separate account return of 7.4 per cent is realised on average over the entire eight-year period.

The application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. At 30 June 2020, it would take approximate movements in separate account values of more than either negative 30 per cent or positive 42 per cent for the mean reversion assumption to move outside the corridor.

C5  Borrowings

C5.1  Core structural borrowings of shareholder-financed businesses

	2020 $m	2019 $m
	30 Jun	31 Dec

Central operations:
Subordinated debt:
US$250m 6.75% Notesnote (i)	250	250
US$300m 6.5% Notesnote (i)	300	300
US$700m 5.25% Notes	700	700
US$1,000m 5.25% Notes	997	996
US$725m 4.375% Notes	723	721
US$750m 4.875% Notes	746	744
€20m Medium Term Notes 2023	22	22
£435m 6.125% Notes 2031	533	571
Senior debt:note (ii)
£300m 6.875% Notes 2023	366	392
£250m 5.875% Notes 2029	280	298
$1,000m 3.125% Notes 2030note (iii)	982	-
Bank loansnote (iv)
$350m Loan 2024	350	350

Total central operations	6,249	5,344
Jackson US$250m 8.15% Surplus Notes 2027note (v)	250	250

Total core structural borrowings of shareholder-financed businesses	6,499	5,594

Notes

(i)
These borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.
(ii)
The senior debt ranks above subordinated debt in the event of liquidation.
(iii)
In April 2020, the Company issued $1,000 million 3.125 per cent senior debt maturing on 14 April 2030 with proceeds, net of costs of $982 million.
(iv)
The bank loan of $350 million was drawn in November 2019 at a cost of LIBOR plus 0.2 per cent. The loan matures on 7 November 2024. The £275 million bank loan was repaid by the Group in October 2019.
(v)
Jackson's borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

C5.2  Operational borrowings

	2020 $m	2019 $m
	30 Jun	31 Dec

Borrowings in respect of short-term fixed income securities programmes—commercial paper	506	520
Lease liabilities under IFRS 16	318	371
Non-recourse borrowings of consolidated investment fundsnote (a)	1,081	1,045
Other borrowingsnote (b)	97	406

Operational borrowings attributable to shareholder-financed businesses	2,002	2,342

Lease liabilities under IFRS 16	224	259
Other borrowings	19	44

Operational borrowings attributable to with-profits businesses	243	303

Total operational borrowings	2,245	2,645

Notes

(a)
In all instances, the holders of the debt instruments issued by consolidated investment funds do not have recourse beyond the assets of those funds.
(b)
Other borrowings mainly include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.

C6  Sensitivity analysis to key market risks

The Group's risk framework and the management of risk, including that attached to the Group's financial statements, have been included under the 'Group Risk Framework' heading. The following sections set out the sensitivity of the Group's segmental profit or loss and shareholders' equity to instantaneous changes in interest rates and equity levels, which are then assumed to remain unchanged for the long term. Further information of the Group's sensitivity to key risks was set out in the Group's financial statements for the year ended 31 December 2019.

The published sensitivities in notes C6.1 and C6.2 below only allow for limited management actions such as changes to policyholder bonuses, where applicable. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown below. Given the continuous risk management processes in place, management could take additional actions to help mitigate the impact of these stresses, including (but not limited to) rebalancing investment portfolios, further market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold. The sensitivities reflect all consequential impacts from market movements at the valuation date. In particular, where relevant the 30 June 2020 sensitivities reflect potential tax benefits that would arise under the relief provided by the Coronavirus Aid, Relief, and Economic Security (CARES) Act in the US for 2020.

C6.1    Sensitivity to interest rate risk

The sensitivities shown below are for movements in risk-free rates (based on local government bond yields at the valuation date) in isolation and are subject to a floor of zero. They do not include movements in credit risk that may affect credit spreads and hence the valuation of debt securities and policyholder liabilities. A one-letter credit downgrade in isolation (i.e. ignoring any consequential change in valuation) would not have a material impact on IFRS profit or shareholders' equity.

Following the fall in interest rates during the first half of 2020, the estimated sensitivity to a decrease in interest rates at 30 June 2020 has been updated to a decrease of 0.5 per cent. This compares to a 1 per cent change at 31 December 2019. The estimated sensitivity to a decrease and increase in interest rates at 30 June 2020 is as follows:

30 June 2020	Asia insurance $m		US insurance $m
	Decrease of 0.5%	Increase of 1%	Decrease of 0.5%	Increase of 1%

Net effect on shareholders' equity*	(1,203)	64	(90)	(123)

*
The effect from the instantaneous changes in interest rates above, if they arose, would impact profit after tax for Asia insurance operations and would mostly be recorded within short-term fluctuations in investment returns. The impact on profit after tax would be the same as the net effect on shareholders' equity. For US insurance operations, the instantaneous changes in interest rates above, if they arose, would cause the net effect on equity shown above through two constituent movements. Firstly, profit after tax, net of related changes in the amortisation of DAC, would be impacted (decrease of 0.5 per cent: $(1,036) million; increase of 1 per cent: $1,577 million), and would mostly be recorded within short-term fluctuations in investment returns. Secondly, the effect would also impact other comprehensive income (decrease of 0.5 per cent: $946 million; increase of 1 per cent: $(1,700) million) in respect of the direct effect on the carrying value of the available-for-sale debt securities, net of related changes in the amortisation of DAC and related tax effects.

The estimated sensitivity to a decrease and increase in interest rates at 31 December 2019 is as follows:

31 December 2019	Asia insurance $m		US insurance $m
	Decrease of 1%	Increase of 1%	Decrease of 1%	Increase of 1%

Net effect on shareholders' equity*	(702)	(718)	20	(553)

*
The effect from the instantaneous changes in interest rates above, if they arose, would impact profit after tax for Asia insurance operations and would mostly be recorded within short-term fluctuations in investment returns. The impact on profit after tax would be the same as the net effect on shareholders' equity. For US insurance operations, the instantaneous changes in interest rates above, if they arose, would cause the net effect on equity shown above through two constituent movements. Firstly, profit after tax, net of related changes in the amortisation of DAC, would be impacted (decrease of 1 per cent: $(2,224) million; increase of 1 per cent: $1,691 million), and would mostly be recorded within short-term fluctuations in investment returns. Secondly, the effect would also impact other comprehensive income (decrease of 1 per cent: $2,244 million; increase of 1 per cent: $(2,244) million) in respect of the direct effect on the carrying value of the available-for-sale debt securities, net of related changes in the amortisation of DAC and related tax effects.

Asia insurance operations

The degree of sensitivity of the results of the non-linked shareholder-backed business of the Asia operations to movements in interest rates depends upon the degree to which the liabilities under the 'grandfathered' IFRS 4 measurement basis reflects market interest rates from year to year. This varies by local business unit. For example:

-
certain Asia businesses apply US GAAP, for which the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements;
-
the level of options and guarantees in the products written in a particular business unit will affect the degree of sensitivity to interest rate movements; and
-
the degree of sensitivity of the results is dependent on the interest rate level at that point of time.

The sensitivity of the Asia operations presented as a whole at a given point in time will also be affected by a change in the relative size of the individual businesses.

Following the substantial fall in interest rates over the first half of 2020, at 30 June 2020 the 'decrease of 0.5 per cent' sensitivity is dominated by the impact of interest rate movements on some local business units' policyholder liabilities, which are expected to increase more than the offsetting increase in the value of government and corporate bond investments. This is similar to the effect described in note B1.2(i), with the impacts exacerbated if interest rates were to fall further from the historically low levels at 30 June 2020.

Liabilities become less sensitive to interest rates as interest rates rise. If interest rates were to increase by 1 per cent from 30 June 2020 levels, the change in the value of assets is expected to be of a similar magnitude to the change in the value of policyholder liabilities. At higher levels of interest rates, the change in the value of assets is expected to exceed the change in the value of liabilities, as evident in the 'increase of 1 per cent' sensitivity at 31 December 2019.

US insurance operations

The GMWB features attached to variable annuity business (other than 'for life' components) are accounted for under US GAAP at fair value and, therefore, will be sensitive to changes in interest rates. Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within the income statement. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income.

The sensitivity movements provided in the table above are at a point in time and reflect the hedging programme in place on the balance sheet date, while the actual impact on financial results would vary contingent upon a number of factors. Jackson's hedging programme is primarily focused on managing the economic risks in the business and protecting statutory solvency under larger market movements, and does not explicitly aim to hedge the IFRS accounting results. The magnitude of the impact of the sensitivities on profit after tax at 30 June 2020 is broadly similar to the impact at 31 December 2019, reflecting largely offsetting effects with the impact of more sensitive guarantee liabilities at 30 June 2020 being broadly matched by the impact from a change in the position of Jackson's interest rate hedging at that date. The reduction in the magnitude of the impact of the sensitivities on other comprehensive income, and hence shareholders' equity, reflects the reduction in the volume of available-for-sale debt securities following the Athene reinsurance transaction described in note D1(i).

Asset management and other operations

The profit for the period of asset management operations is sensitive to the level of assets under management, as this significantly affects the value of management fees earned by the business in the current and future periods.

The Group's asset management and other operations do not hold significant financial investments. At 30 June 2020, the financial investments of the other operations are principally short-term treasury bills held by the Group's treasury function for liquidity purposes and so there is limited sensitivity to interest rate movements.

C6.2    Sensitivity to equity and property price risk

In the equity risk sensitivity analysis shown, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather would be expected to occur over a longer period of time, during which the hedge positions within Jackson, where the underlying equity risk is greatest, would be rebalanced. The equity risk sensitivity analysis provided assumes that all equity indices fall by the same percentage.

The estimated sensitivity to a 10 per cent and 20 per cent change in equity and property prices at 30 June 2020 is as follows:

	Asia insurance $m		US insurance $m
30 June 2020	Decrease of 20%	Increase of 10%	Decrease of 20%	Increase of 10%

Net effect on shareholders' equity*	(559)	302	2,174	(484)

*
The effect from the instantaneous changes in equity and property prices above, if they arose, would impact profit after tax for Asia and the US insurance operations, which would mostly be recorded within short-term fluctuations in investment returns.

The estimated sensitivity to a 10 per cent and 20 per cent change in equity and property prices at 31 December 2019 is as follows:

	Asia insurance $m		US insurance $m
31 December 2019	Decrease of 20%	Increase of 10%	Decrease of 20%	Increase of 10%

Net effect on shareholders' equity*	(816)	408	762	608

*
The effect from the instantaneous changes in equity and property prices above, if they arose, would impact profit after tax for Asia and the US insurance operations, which would mostly be recorded within short-term fluctuations in investment returns.

Asia insurance operations

Generally, changes in equity and property investment values are not directly offset by movements in non-linked policyholder liabilities. Movements in equities backing with-profits and unit-linked business have been excluded as they are generally matched by an equal movement in insurance liabilities (including unallocated surplus of with-profits funds). The impact on changes to future profitability as a result of changes to the asset values within unit-linked or with-profits funds have not been included in the instantaneous sensitivity above. The estimated sensitivities shown above include equity and property investments held by the Group's joint venture and associate businesses.

US insurance operations

The sensitivity movements shown above exclude the impact of the instantaneous equity movements on the separate account fees, and include the movements relating to the reinsurance of GMIB guarantees.

They assume instantaneous market movements, while the actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

Jackson is exposed to equity risk through the options embedded in the fixed indexed annuity liabilities and guarantees included in certain variable annuity benefits. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels. Jackson purchases futures and options that hedge the risks inherent in these products. Due to the nature of the valuation of the free-standing derivatives and the variable annuity guarantee features under IFRS, this hedge, while effective on an economic basis, would not automatically offset within the financial statements as the impact of equity market movements resets the free-standing derivatives immediately while some of the hedged liabilities reset more slowly and fees are recognised prospectively in the period in which they are earned. Jackson's hedging programme is primarily focused on managing the economic risks in the business and protecting statutory solvency in the circumstances of larger market movements. The hedging programme does not explicitly aim to hedge IFRS accounting results, which can lead to volatility in the IFRS results in a period of significant market movements, as was seen in the first half of 2020. In addition to the exposure explained above, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

The sensitivities reflect the actual hedging portfolio in place at 30 June 2020 and 31 December 2019. The nature of Jackson's dynamic hedging programme means that the portfolio, and hence the results of these sensitivities, will change on an ongoing basis. The impacts shown under an increase or decrease in equity markets at 30 June 2020 reflect the factors discussed above. The changes from the values shown at 31 December 2019 largely arise from the additional equity protection in place at 30 June 2020 following the market volatility seen over the first half of the year.

Asset management and other operations

The profit for the period of asset management operations is sensitive to the level of assets under management, as this significantly affects the value of management fees earned by the business in the current and future periods. Assets under management will rise and fall as equities increase or decrease in value with a consequential impact on profitability.

With the exception of the above, there is limited sensitivity to equity price risk.

C7  Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	Half year 2020 $m
	Balance at 1 Jan	Movement in income statement	Movement through other comprehensive income and equity	Other movements including foreign currency movements	Balance at 30 Jun

Deferred tax assets
Unrealised losses or gains on investments	-	-	-	1	1
Balances relating to investment and insurance contracts	32	8	-	(1)	39
Short-term temporary differences	3,889	238	-	1	4,128
Unused tax losses	154	(64)	-	1	91

Total	4,075	182	-	2	4,259

Deferred tax liabilities
Unrealised losses or gains on investments	(877)	19	7	3	(848)
Balances relating to investment and insurance contracts	(1,507)	(110)	-	68	(1,549)
Short-term temporary differences	(2,853)	(28)	-	-	(2,881)

Total	(5,237)	(119)	7	71	(5,278)

C8 Share capital, share premium and own shares

	30 Jun 2020			31 Dec 2019
Issued shares of 5p each fully paid:	Number of ordinary shares	Share capital $m	Share premium $m	Number of ordinary shares	Share capital $m	Share premium $m

Balance at beginning of period	2,601,159,949	172	2,625	2,593,044,409	166	2,502
Shares issued under share-based schemes	7,700,498	—	10	8,115,540	—	22
Impact of change in presentation currency	—	—	—	—	6	101

Balance at end of period	2,608,860,447	172	2,635	2,601,159,949	172	2,625

Options outstanding under save as you earn schemes to subscribe for shares at each period end shown below are as follows:

	Number of shares	Share price range		Exercisable
	to subscribe for	from	to	by year

30 Jun 2020	2,197,782	1,104p	1,455p	2025
31 Dec 2019	3,805,447	1,104p	1,455p	2025

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc shares ('own shares') either in relation to its employee share schemes or, up until the demerger of its UK and Europe operations (M&G plc) in October 2019, via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of $237 million at 30 June 2020 (31 December 2019: $183 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 30 June 2020, 11.5 million (31 December 2019: 8.4 million) Prudential plc shares with a market value of $173 million (31 December 2019: $161 million) were held in such trusts, all of which are for employee incentive plans. The maximum number of shares held during the period was 11.5 million which was in June 2020.

Within the trusts, shares are notionally allocated by business unit reflecting the employees to which the awards were made.

The Company purchased the following number of shares in respect of employee incentive plans:

	Number of shares purchased (in millions)	Cost* $m

Half year 2020	5.8	75.2
Full year 2019	3.7	73.8

*
The cost in US dollars shown has been calculated from the share prices in pounds sterling using the monthly average exchange rate for the month in which those shares were purchased.

The Group consolidated a number of authorised investment funds where it was deemed to control these funds under IFRS up until the demerger in October 2019. Some of these funds held shares in Prudential plc and the cost of acquiring these shares was included in the cost of own shares in 2019.

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above, the Group did not purchase, sell or redeem any Prudential plc listed securities during half year 2020 or 2019.

D    OTHER INFORMATION

D1  Gain (loss) attaching to corporate transactions

	2020 $m	2019 $m
	Half year	Half year

Gain arising on reinsurance of Jackson's in-force fixed and fixed indexed annuity businessnote (i)	846	—
Gain on disposalsnote (ii)	—	270
Other transactionsnote (iii)	—	(253)

Total gain (loss) attaching to corporate transactions	846	17

Notes

(i)
With effect from 1 June 2020, Jackson reinsured substantially all of its in-force portfolio of US fixed and fixed indexed annuities with Athene Life Re Ltd, which resulted in a pre-tax gain of $846 million, after allowing for the write-off of deferred acquisition costs associated with the business reinsured. The transaction excluded Jackson's legacy life and institutional business as well as the REALIC portfolio and group pay-out annuity business reinsured from John Hancock and was collateralised to reduce the exposure to counterparty risk.

Under the reinsurance arrangement, Jackson reinsured $27.6 billion liabilities (valued at 1 June 2020) in return for a premium of $28.9 billion net of ceding commission, comprising principally of bonds. The pre-tax gain also includes the realised gains arising on the bonds net of the deferred acquisition costs written off as a result of the transaction. After allowing for tax and the reduction in unrealised gains recorded directly in other comprehensive income, the impact of the reinsurance transaction on IFRS shareholders' equity is a reduction of $(1.1) billion.

(ii)
In 2019, the gain on disposals principally related to profits arising from a 4 per cent reduction in the Group's stake in its associate in India, ICICI Prudential Life Insurance Company, and the disposal of Prudential Vietnam Finance Company Limited, a wholly-owned subsidiary that provides consumer finance.
(iii)
In 2019, other transactions primarily reflected costs related to the demerger of the Group's UK and Europe operations (M&G plc).

D2  Contingencies and related obligations

The Group is involved in various litigation and regulatory proceedings. These may from time to time include class actions involving Jackson. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

There have been no material changes to the Group's contingencies and related obligations in the six month ended 30 June 2020.

D3  Post balance sheet events

First interim ordinary dividend

The 2020 first interim ordinary dividend approved by the Board of Directors after 30 June 2020 is as described in note B6.

Completion of the equity investment by Athene into US business

On 17 July 2020, the Group completed the equity investment by Athene into the US business, which was announced in June 2020. Under the transaction, Athene Life Re Ltd invested $500 million in Prudential's US business in return for an 11.1 per cent economic interest for which the voting interest is 9.9 per cent. Athene's investment is in the form of a cash subscription for the issuance of new common equity in the holding company containing Prudential's US businesses, including Jackson National Life Insurance Company and PPM America. If the transaction had completed at 30 June 2020, the effect on the IFRS shareholders' equity would have been a reduction of $550 million. There would have been no impact on profit or loss for the period.

D4  Related party transactions

There were no transactions with related parties during the six months ended 30 June 2020 which have had a material effect on the results or financial position of the Group.

The nature of the related party transactions of the Group has not changed from those described in the Group's consolidated financial statements for the year ended 31 December 2019.

I      Additional financial information

I(i)
Group capital position

Overview

Prudential plc applies the local capital summation method (LCSM) that has been agreed with the Hong Kong Insurance Authority (IA) to determine group regulatory capital requirements (both minimum and prescribed levels). Ultimately, Prudential will become subject to the Group Wide Supervision (GWS) framework. The timing of finalisation and implementation of the GWS Framework remains uncertain, although it is expected to become effective in early 2021. The Legislative Council of the Hong Kong Special Administrative Region approved the enabling primary legislation in July and further implementation guidance is expected in the second half of the year. Subject to that guidance we currently expect the GWS methodology to be largely consistent to that applied under LCSM. Further detail on the LCSM is included in the basis of preparation section below.

For regulated insurance entities, the available and required capital included in the LCSM measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. At 30 June 2020, the Prudential Group's total surplus of available capital over the regulatory Group Minimum Capital Requirement (GMCR), calculated using this LCSM was $25.5 billion, before allowing for the payment of the 2020 first interim ordinary dividend.

The Group holds material participating business in Hong Kong, Singapore and Malaysia. If the available capital and minimum capital requirement attributed to this policyholder business are excluded, then the Prudential Group shareholder LCSM surplus of available capital over the regulatory GMCR at 30 June 2020 was $12.4 billion, before allowing for the payment of the 2020 first interim ordinary dividend.

Estimated Group LCSM capital position based on Group Minimum Capital Requirement (GMCR)

	30 Jun 2020			31 Dec 2019

	Total	Less policyholder	Shareholder	Total	Less policyholder	Shareholder

Available capital ($bn)	37.0	(19.3)	17.7	33.1	(19.1)	14.0
Group Minimum Capital Requirement ($bn)	11.5	(6.2)	5.3	9.5	(5.0)	4.5
LCSM surplus (over GMCR) ($bn)	25.5	(13.1)	12.4	23.6	(14.1)	9.5
LCSM ratio (over GMCR) (%)	323%		334%	348%		309%

The shareholder LCSM capital position by segment is presented below at 30 June 2020 and 31 December 2019 for comparison:

			Shareholder

30 Jun 2020 ($bn)	Total Asia	Less policyholder	Asia	US	Unallocated to a segment	Group total

Available capital	29.0	(19.3)	9.7	8.2	(0.2)	17.7
Group Minimum Capital Requirement	9.4	(6.2)	3.2	2.1	-	5.3
LCSM surplus (over GMCR)	19.6	(13.1)	6.5	6.1	(0.2)	12.4

			Shareholder

31 Dec 2019 ($bn)	Total Asia	Less policyholder	Asia	US	Unallocated to a segment	Group total

Available capital	26.8	(19.1)	7.7	5.3	1.0	14.0
Group Minimum Capital Requirement	8.0	(5.0)	3.0	1.5	-	4.5
LCSM surplus (over GMCR)	18.8	(14.1)	4.7	3.8	1.0	9.5

The 30 June 2020 Jackson local statutory results reflect the reinsurance of an in-force portfolio of Jackson's US fixed and fixed indexed annuity liabilities to Athene Life Re Ltd the effect of which is shown in the table below. Athene's $500 million equity investment in Prudential's US business in return for an 11.1 per cent economic interest completed in July 2020 and is not reflected in the 30 June 2020 results above. If this transaction had been completed at 30 June 2020 the Group LCSM shareholder surplus (i.e. after allowing for the minority interest) would be $0.2 billion lower with the cover ratio increasing by 6 percentage points.

The 30 June 2020 Group LCSM position includes the impact of a change in the calculation of the valuation interest rate (VIR) used to value long term insurance liabilities in Hong Kong, which has been formally granted by the regulator.

Sensitivity analysis

The estimated sensitivity of the Group shareholder LCSM capital position (based on GMCR) to significant changes in market conditions is as follows:

	30 Jun 2020		31 Dec 2019

Impact of market sensitivities	LCSM surplus ($bn)	LCSM ratio (%)	LCSM surplus ($bn)	LCSM ratio (%)

Base position	12.4	334%	9.5	309%
Impact of:
10% instantaneous increase in equity markets	(0.7)	(3)%	n/a	n/a
20% instantaneous fall in equity markets	(0.2)	(5)%	1.5	(9)%
40% fall in equity marketsnote(1)	(1.2)	(19)%	(0.2)	(39)%
50 basis points reduction in interest rates	(0.2)	(13)%	(0.2)	(17)%
100 basis points increase in interest rates	(0.1)	24%	(1.3)	(19)%
100 basis points increase in credit spreadsnote(2)	0.2	12%	(1.6)	(36)%

Notes

(1)
Where hedges are dynamic, rebalancing is allowed for by assuming an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period.
(2)
At 31 December 2019 the US RBC solvency position was included using a stress of 10 times expected credit defaults rather than the 100 basis points increase in credit spreads applied at 30 June 2020.

The sensitivity results above assume instantaneous market movements and reflect all consequential impacts as at the valuation dates. In particular, where relevant, the 30 June 2020 sensitivities reflect potential tax benefits that would arise under the relief provided by the CARES Act in the US for 2020. An exception to the instantaneous market movements assumed is the –40 per cent equity sensitivity where for Jackson an instantaneous 20 per cent market fall is assumed to be followed by a further market fall of 20 per cent over a four-week period with dynamic hedges assumed to be rebalanced over the period. Aside from this assumed dynamic hedge rebalancing for Jackson in the –40 per cent equity sensitivity, the sensitivity results only allow for limited management actions such as changes to future policyholder bonuses. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown above. In this case management could also take additional actions to help mitigate the impact of these stresses. These actions include, but are not limited to, rebalancing investment portfolios, further market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

Analysis of movement in Group shareholder LCSM surplus

A summary of the estimated movement in the Group shareholder LCSM surplus (based on GMCR) from $9.5 billion at 31 December 2019 to $12.4 billion at 30 June 2020 is set out in the table below.

	2020 ($bn) Half year	2019 ($bn) Full year

Balance at beginning of period	9.5	9.7
Operating:
Operating capital generation from the in-force business	1.2	2.5
Investment in new business	(0.2)	(0.6)

Operating capital generation	1.0	1.9

Non-operating and other capital movements:
Non-operating experience (including market movements and modelling changes)	0.4	(0.6)
Regulatory changes	2.2	0.1
Reinsurance of US fixed and fixed indexed annuity in-force portfolio to Athene	0.8	-
Other corporate activities (excluding demerger items)	(0.8)	(0.8)
Demerger costs	-	(0.4)
Subordinated debt redemption	-	(0.5)
Demerger related impacts	-	1.0

Non-operating results	2.6	(1.2)

Remittances from discontinued operations (M&G plc)	-	0.7
External dividends	(0.7)	(1.6)

Net dividend impact	(0.7)	(0.9)

Net movement in LCSM surplus	2.9	(0.2)

Balance at end of period	12.4	9.5

The estimated movement in the Group shareholder LCSM surplus over first half of 2020 is driven by:

–
Operating capital generation of $1.0 billion:  generated by expected return on in-force business net of strain on new business written in 2020;
–
Non-operating experience of $0.4 billion:  this reflects the impact of falling interest rates and equity markets on the level of policyholder reserves and required capital net of the favourable impact of mitigating hedging measures together with other management actions, including a $1.1 billion benefit from the change to the Hong Kong valuation interest rate described earlier, and US modelling refinements;
–
Regulatory changes of $2.2 billion:  reflecting the benefit from the new Singapore risk-based capital framework (RBC2) effective at 31 March 2020;
–
Reinsurance of US fixed and fixed indexed annuity in-force portfolio to Athene of $0.8 billion: the impact of the transaction, which was effective at 1 June 2020, was an increase to LCSM surplus comprising of the ceding commission received and required capital released less tax and adverse consequential effects on the US's available capital. This corresponds to a 25 percentage point increase in the Group LCSM cover ratio and is before the effect of the $500 million equity investment by Athene discussed above;
–
Other Corporate activities (excluding demerger items) of $(0.8) billion: this is the effect on LCSM surplus of corporate transactions in the period, which in 2020 comprised the strategic bancassurance partnership with TMB in Thailand, and;
–
Net dividend impact of $(0.7) billion:  this is the payment of the 2019 second interim dividend paid in May 2020.

Reconciliation of Group IFRS shareholders' equity to shareholder LCSM available capital position

	30 Jun 2020 $bn	31 Dec 2019 $bn

Group IFRS shareholders' equity	19.1	19.5
Remove DAC, goodwill and intangibles recognised on the IFRS statement of financial position	(19.3)	(18.2)
Add subordinated debt at IFRS book valuenote(1)	4.5	4.6
Valuation differencesnote(2)	13.5	8.6
Other	(0.1)	(0.5)

Estimated Group shareholder LCSM available capital	17.7	14.0

Notes

(1)
Subordinated debt is treated as available capital under LCSM but as a liability under IFRS.
(2)
Valuation differences reflect differences in the basis of valuing assets and liabilities between IFRS and local statutory valuation rules, including deductions for inadmissible assets. Material differences arise in Jackson where IFRS variable annuity guarantee reserves are valued on a fair value basis compared to local statutory reserves which reflect long term historic rates. Further, local US statutory reserves are reduced by an expense allowance linked to surrender charges, whereas IFRS makes no such allowance but instead defers acquisition costs on the balance sheet as a separate asset (which is not recognised on the statutory balance sheet). Other material differences include in Singapore where the local available capital position under RBC2 permits the recognition of certain negative reserves in the local statutory position that are not recognised under IFRS.

Basis of preparation

In advance of the GWS framework coming into force, Prudential applies the local capital summation method (LCSM) that has been agreed with the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The Group available capital is determined by the summation of available capital across local solvency regimes for regulated entities and IFRS net assets (with adjustments described below) for non-regulated entities.

In determining the LCSM available capital and required capital the following principles have been applied:

  –
  For regulated insurance entities, available and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements. The treatment of participating funds is consistent with the local basis;
  –
  For the US insurance entities, available and required capital are based on the local US RBC framework set by the NAIC, with minimum required capital set at 100 per cent of the CAL RBC;
  –
  For asset management operations and other regulated entities, the shareholder capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement;
  –
  For non-regulated entities, the available capital is based on IFRS net assets after deducting intangible assets. No required capital is held in respect of unregulated entities;
  –
  Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity's balance sheet) are eliminated from the relevant holding company to prevent the double counting of available capital; and
  –
  The Hong Kong IA has agreed that specific bonds (being those subordinated debt instruments held by Prudential plc at the date of demerger) can be included as part of the Group's capital resources for the purposes of satisfying group minimum and prescribed capital requirements. Senior debt instruments held by Prudential plc have not been included as part of the Group capital resources and are treated as a liability in the LCSM results presented above (this is equivalent to a 27 per cent reduction in the Group shareholder LCSM coverage ratio (over GMCR)). Grandfathering provisions under the GWS framework remain subject to further consultation and the Hong Kong legislative process in due course.

I(ii)
Funds under management

For Prudential's asset management businesses, funds managed on behalf of third parties are not recorded on the statement of financial position. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each period, focusing on those which are external to the Group and those primarily held by the Group's insurance businesses. The table below analyses, by segment, the funds of the Group held in the statement of financial position and the external funds that are managed by Prudential's asset management businesses.

	2020 $bn	2019 $bn

	30 Jun	31 Dec

Asia operations:
Internal funds	149.7	141.9
Eastspring Investments external funds, including M&G plc (as analysed in note I(v))	98.1	124.7

	247.8	266.6
US operations – internal funds	242.9	273.4
Other operations	3.4	3.9

Total Group funds under management	494.1	543.9

Note

Total Group funds under management comprise:

	2020 $bn	2019 $bn

	30 Jun	31 Dec

Total investments and cash and cash equivalents held by the continuing operations on the consolidated statement of financial position	388.4	412.6
External funds of Eastspring Investments, including M&G plc	98.1	124.7
Internally managed funds held in joint ventures and associate, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	7.6	6.6

Total Group funds under management	494.1	543.9

I(iii)
Analysis of adjusted operating profit by driver

This schedule classifies the Group's adjusted operating profit from continuing operations into the underlying drivers using the following categories:

–
Spread income represents the difference between net investment income and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

–
Fee income represents profit driven by net investment performance, being fees that vary with the size of the underlying policyholder funds, net of investment management expenses.

–
With-profits represents the pre-tax shareholders' transfer from the with-profits business for the period.

–
Insurance margin primarily represents profit derived from the insurance risks of mortality and morbidity.

–
Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses (see below).

–
Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. These exclude items such as restructuring and IFRS 17 implementation costs, which are not included in the segment profit, as well as items that are more appropriately included in other categories (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

–
DAC adjustments comprise DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business written in the period.

(a)
Margin analysis

The following analysis expresses certain of the Group's sources of adjusted operating profit as a margin of policyholder liabilities or other relevant drivers.

The reconciliation of the adjusted operating profit based on longer-term investment returns by segment to profit before tax attributable to shareholders is provided in the 'Basis of performance measures' section.

	Half year 2020

	Asia $m note (b)	US $m note (c)	Group total $m	Average liability $m	Margin bps

Spread income	146	273	419	93,964	89
Fee income	135	1,596	1,731	208,714	166
With-profits	58	-	58	68,347	17
Insurance margin	1,287	708	1,995
Margin on revenues	1,345	-	1,345
Expenses:
Acquisition costs	(864)	(484)	(1,348)	2,644	(51)%
Administration expenses	(711)	(853)	(1,564)	310,524	(101)
DAC adjustments	117	(10)	107
Expected return on shareholder assets	95	26	121

	1,608	1,256	2,864
Share of related tax charges from joint ventures and associate	(18)	-	(18)

Adjusted operating profit – long-term business	1,590	1,256	2,846
Adjusted operating profit – asset management	143	10	153

Total segment adjusted operating profit	1,733	1,266	2,999

	Half year 2019 AER

	Asia $m note (b)	US $m note (c)	Group total $m	Average liability $m	Margin bps

Spread income	154	298	452	83,861	108
Fee income	144	1,601	1,745	203,145	172
With-profits	53	-	53	55,118	19
Insurance margin	1,103	711	1,814
Margin on revenues	1,454	-	1,454
Expenses:
Acquisition costs	(1,038)	(494)	(1,532)	3,635	(42)%
Administration expenses	(708)	(825)	(1,533)	290,416	(106)
DAC adjustments	170	247	417
Expected return on shareholder assets	90	18	108

	1,422	1,556	2,978
Share of related tax charges from joint ventures and associate	(5)	-	(5)

Adjusted operating profit – long-term business	1,417	1,556	2,973
Adjusted operating profit – asset management	133	16	149

Total segment adjusted operating profit	1,550	1,572	3,122

	Half year 2019 CER

	Asia $m note (b)	US $m note (c)	Group total $m	Average liability $m note (1)	Margin bps note (2)

Spread income	150	298	448	84,020	107
Fee income	140	1,601	1,741	202,997	172
With-profits	52	-	52	55,170	19
Insurance margin	1,086	711	1,797
Margin on revenues	1,440	-	1,440
Expenses:
Acquisition costs	(1,029)	(494)	(1,523)	3,615	(42)%
Administration expenses	(695)	(825)	(1,520)	290,426	(105)
DAC adjustments	169	247	416
Expected return on shareholder assets	88	18	106

	1,401	1,556	2,957
Share of related tax charges from joint ventures and associate	(5)	-	(5)

Adjusted operating profit – long-term business	1,396	1,556	2,952
Adjusted operating profit – asset management	130	16	146

Total segment adjusted operating profit	1,526	1,572	3,098

(b)
Margin analysis – Asia

	Half year 2020			Half year 2019 AER			Half year 2019 CERnote(6)

	Profit $m	Average liability $m note (1)	Margin bps note (2)	Profit $m	Average liability $m note (1)	Margin bps note (2)	Profit $m	Average liability $m note (1)	Margin bps note (2)

Spread income	146	37,082	79	154	27,774	111	150	27,933	107
Fee income	135	27,712	97	144	26,536	109	140	26,388	106
With-profits	58	68,347	17	53	55,118	19	52	55,170	19
Insurance margin	1,287			1,103			1,086
Margin on revenues	1,345			1,454			1,440
Expenses:
Acquisition costsnote(3)	(864)	1,665	(52)%	(1,038)	2,560	(41)%	(1,029)	2,540	(41)%
Administration expenses	(711)	64,794	(219)	(708)	54,310	(261)	(695)	54,320	(256)
DAC adjustmentsnote(4)	117			170			169
Expected return on shareholder assets	95			90			88

	1,608			1,422			1,401
Share of related tax charges from joint ventures and associatenote (5)	(18)			(5)			(5)

Adjusted operating profit – long-term business	1,590			1,417			1,396
Adjusted operating profit – asset management (Eastspring Investments)	143			133			130

Total Asia adjusted operating profit	1,733			1,550			1,526

Notes

(1)
For Asia, opening and closing policyholder liabilities have been used to derive an average balance for the period, as a proxy for average balances throughout the period.
(2)
Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.
(3)
The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. APE is defined under the section 'EEV basis, new business results and free surplus generation' in this document.
(4)
The DAC adjustments contain a credit of $13 million in respect of joint ventures and associate in half year 2020 (half year 2019: credit of $32 million on an AER basis).

(5)
Under IFRS, the Group's share of results from its investments in joint ventures and associate accounted for using the equity method is included in the Group's profit before tax on a net of related tax basis. These tax charges are shown separately in the analysis of Asia operating profit drivers in order for the contribution from the joint ventures and associate to be included in the margin analysis on a consistent basis as the rest of the Asia's operations.
(6)
The half year 2019 comparative information has been presented at both AER and CER to eliminate the impact of exchange translation. CER results are calculated by translating prior period results using the current year foreign exchange rates. All CER profit figures have been translated at current period average rates. For Asia, CER average liabilities have been translated using current period opening and closing exchange rates.

(c)
Margin analysis – US

	Half year 2020			Half year 2019

	Profit $m	Average liability $m note (1)	Margin bps note (2)	Profit $m	Average liability $m note (1)	Margin bps note (2)

Spread income	273	56,882	96	298	56,087	106
Fee income	1,596	181,002	176	1,601	176,609	181
Insurance margin	708	-	-	711	-	-
Expenses:
Acquisition costsnote(3)	(484)	979	(49)%	(494)	1,075	(46)%
Administration expenses	(853)	245,730	(69)	(825)	236,106	(70)
DAC adjustments	(10)			247
Expected return on shareholder assets	26			18

Adjusted operating profit – long-term business	1,256			1,556
Adjusted operating profit – asset management	10			16

Total US adjusted operating profit	1,266			1,572

Notes

(1)
The calculation of average liabilities for the US is generally derived from month-end balances throughout the period as opposed to opening and closing balances only. The average liabilities for fee income in the US have been calculated using daily balances instead of month-end balances in order to provide a more meaningful analysis of the fee income, which is charged on the daily account balance. Average liabilities for spread income are based on the general account liabilities to which spread income is attached and exclude the liabilities reinsured to Athene in the June 2020 month-end balance. Average liabilities used to calculate the administration expenses margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson and the liabilities reinsured to Athene in the June 2020 month-end balance.
(2)
Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities.
(3)
The ratio of acquisition costs is calculated as a percentage of APE sales relating to shareholder-backed business.

Analysis of adjusted operating profit for US insurance operations before and after acquisition costs and DAC adjustments

	Half year 2020 $m				Half year 2019 $m

		Acquisition costs				Acquisition costs

	Before acquisition costs and DAC adjustments	Incurred	Deferred	After acquisition costs and DAC adjustments	Before acquisition costs and DAC adjustments	Incurred	Deferred	After acquisition costs and DAC adjustments

Total adjusted operating profit before acquisition costs and DAC adjustments	1,750	-	-	1,750	1,803	-	-	1,803
Less investment in new business	-	(484)	353	(131)	-	(494)	369	(125)
Other DAC adjustments – amortisation of previously deferred acquisition costs:
Normal	-	-	(331)	(331)	-	-	(313)	(313)
Deceleration (acceleration)	-	-	(32)	(32)	-	-	191	191

Total US adjusted operating profit – long-term business	1,750	(484)	(10)	1,256	1,803	(494)	247	1,556

I(iv)
Asia operations – analysis of adjusted operating profit by business unit

(a)
Analysis of adjusted operating profit by business unit

Adjusted operating profit for Asia operations are analysed below. The table below presents the half year 2019 results on both AER and CER bases to eliminate the impact of exchange translation.

	2020 $m	2019 $m		Half year 2020 vs half year 2019%
	Half year	Half year AER	Half year CER	AER	CER

China JV	101	89	86	13%	17%
Hong Kong	412	337	340	22%	21%
Indonesia	249	258	251	(3)%	(1)%
Malaysia	158	141	136	12%	16%
Philippines	40	34	34	18%	18%
Singapore	262	228	219	15%	20%
Taiwan	37	31	32	19%	16%
Thailand	75	62	63	21%	19%
Vietnam	125	108	108	16%	16%
Other	45	38	39	18%	15%
Non-recurrent items*	104	96	93	8%	12%

Total insurance operations	1,608	1,422	1,401	13%	15%
Share of related tax charges from joint ventures and associate	(18)	(5)	(5)	260%	260%

Total long-term business	1,590	1,417	1,396	12%	14%
Asset management (Eastspring Investments)	143	133	130	8%	10%

Total Asia	1,733	1,550	1,526	12%	14%

*
In half year 2020, the adjusted operating profit for Asia insurance operations included a net credit of $104 million (half year 2019: $96 million) representing a small number of items that are not expected to reoccur.
(b)
Analysis of Eastspring Investments adjusted operating profits

	2020 $m	2019 $m

	Half year	Half year

Operating income before performance-related feesnote (1)	313	309
Performance-related fees	2	1

Operating income (net of commission)note (2)	315	310
Operating expensenote (2)	(157)	(157)
Group's share of tax on joint ventures' operating profit	(15)	(20)

Adjusted operating profit	143	133

Average funds managed by Eastspring Investments	$224.1bn	$206.7bn
Margin based on operating income*	28bps	30bps
Cost/income ratio†	50%	51%

Notes

(1)
Operating income before performance-related fees for Eastspring Investments can be further analysed as follows:

	Retail $m	Margin* bps	Institutional‡ $m	Margin* bps	Total $m	Margin* bps

30 Jun 2020	188	50	125	17	313	28
30 Jun 2019	191	51	118	18	309	30

  *
  Margin represents operating income before performance-related fees as a proportion of the related funds under management (FUM). Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed by Eastspring have been used to derive the average. Any funds held by the Group's insurance operations that are managed by third parties outside the Prudential Group are excluded from these amounts.

  †
  Cost/income ratio represents cost as a percentage of operating income before performance-related fees.
  ‡
  Institutional includes internal funds.
(2)
Operating income and expense include the Group's share of contribution from joint ventures. In the condensed consolidated income statement of the Group IFRS basis results, the net post-tax income of the joint ventures and associates is shown as a single line item.

(c)
Eastspring Investments total funds under management

Eastspring Investments, the Group's asset management business in Asia, manages funds from external parties and also funds for the Group's insurance operations. The table below analyses the total funds managed and Eastspring Investments.

	2020 $bn	2019 $bn

	30 Jun	30 Jun*	31 Dec

External funds under management, excluding funds managed on behalf of M&G plcnote (1)

Retail	59.4	62.4	73.7
Institutional	10.0	9.4	11.0
Money market funds (MMF)	13.0	13.4	13.3

	82.4	85.2	98.0
Funds managed on behalf of M&G plcnote (2)	15.7	24.9	26.7

External funds under management including M&G plc	98.1	110.1	124.7
Internal funds under management	121.6	105.6	116.4

Total funds under managementnote (3)	219.7	215.7	241.1

*
The half year 2019 comparatives have been re-presented to show the $24.9 billion of funds managed on behalf of M&G plc as external rather than internal funds under management to align to the presentation since the demerger in October 2019.

Notes

(1)
External funds under management, excluding those managed on behalf of M&G plc – analysis of movements

	2020 $m	2019 $m

	30 Jun	30 Jun	31 Dec

At beginning of period	98,005	77,762	77,762
Market gross inflows	69,839	154,998	282,699
Redemptions	(78,172)	(152,306)	(276,215)
Market and other movements	(7,348)	4,770	13,759

At end of period*	82,324	85,224	98,005

*
The analysis of movements above includes $13,021 million relating to Asia Money Market Funds at 30 June 2020 (30 June 2019: $13,352 million; 31 December 2019: $13,337 million). Investment flows for half year 2020 include Eastspring Money Market Funds gross inflows of $48,234 million (half year 2019: gross inflows of $133,709 million; full year 2019: $236,603 million) and net inflows of $29 million (half year 2019: net outflows of $(1,264) million; full year 2019: net outflows of $(1,856) million).

(2)
Funds managed on behalf of M&G plc—analysis of movements

2020 $m

30 Jun

At beginning of period	26,717
Net flows	(7,258)
Other	(3,717)

At end of period	15,742

(3)
Total funds under management – analysis by asset class

	30 Jun 2020		30 Jun 2019		31 Dec 2019

	$bn	% of total	$bn	% of total	$bn	% of total

Equity	86.3	39%	98.8	46%	107.0	44%
Fixed income	115.7	53%	99.3	46%	116.2	48%
Alternatives	2.9	1%	3.1	1%	3.4	2%
Money Market Funds	14.8	7%	14.5	7%	14.5	6%

Total funds under management	219.7	100%	215.7	100%	241.1	100%

II
Calculation of alternative performance measures

The half year 2020 report uses alternative performance measures (APMs) to provide more relevant explanations of the Group's financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances.

II(i)
Reconciliation of adjusted operating profit to profit before tax

Adjusted operating profit presents the operating performance of the business. This measurement basis adjusts for the following items within total IFRS profit before tax:

  –
  Short-term fluctuations in investment returns on shareholder-backed business;

  –
  Amortisation of acquisition accounting adjustments arising on the purchase of business; and

  –
  Gain or loss on corporate transactions, such as the effect of the Jackson's reinsurance arrangement with Athene Life Re Ltd in half year 2020, disposals undertaken and costs connected to the demerger of M&G plc from Prudential plc in 2019.

More details on how adjusted operating profit is determined are included in note B1.3 of the Group IFRS basis results. A full reconciliation to profit after tax is given in note B1.1.

II(ii)
Calculation of IFRS gearing ratio

IFRS gearing ratio is calculated as net core structural borrowings of shareholder-financed businesses divided by closing IFRS shareholders' equity plus net core structural borrowings.

	2020 $m	2019 $m

	30 Jun	30 Jun	31 Dec

Core structural borrowings of shareholder-financed businesses	6,499	9,470	5,594
Less holding company cash and short-term investments	(1,907)	(3,010)	(2,207)

Net core structural borrowings of shareholder-financed businesses	4,592	6,460	3,387
Closing shareholders' equity	19,110	25,037	19,477

Closing shareholders' equity plus net core structural borrowings	23,702	31,497	22,864

IFRS gearing ratio	19%	21%	15%

II(iii)
Return on IFRS shareholders' equity

As stated in the 2019 Annual Report, the Group has introduced a new return on equity performance measure for the Group's 2020 Prudential Long-Term Incentive Plan (PLTIP) awards alongside other metrics. This measure is calculated as adjusted operating profit after tax, and net of non-controlling interests, divided by average shareholders' equity. Accordingly, the calculation of the return on IFRS shareholders' equity has been aligned at half year 2020 and is now based on average shareholders' equity.

In terms of comparatives, the significant changes in Group's shareholders' equity as a result of the demerger of M&G plc in October 2019 results in Group half year 2019 comparatives that are not meaningful. Asia and US half year 2019 returns on shareholders' equity have been re-presented on average shareholders' equity basis.

Detailed reconciliation of adjusted operating profit to IFRS profit before tax for the Group is shown in note B1.1 to the Group IFRS basis results.

	Half year 2020* $m				Half year 2019* $m

	Asia	US	Other	Group†	Asia	US

Adjusted operating profit	1,733	1,266	(458)	2,541	1,550	1,572
Tax on adjusted operating profit	(260)	(195)	(12)	(467)	(217)	(263)
Operating profit attributable to non-controlling interests	(22)	-	-	(22)	(5)	-

Adjusted operating profit, net of tax and non-controlling interests	1,451	1,071	(470)	2,052	1,328	1,309
Average shareholders' equity	11,198	8,942	(846)	19,294	8,951	7,879

Operating return on average shareholders' equity (%)	26%	24%	n/a	21%	30%	33%

*
Half year profits are annualised by multiplying by two.

†
Given the significant changes of Group shareholders' equity as a result of the demerger of the UK and Europe operations in October 2019, it is not meaningful to compare the half year 2020 and half year 2019 returns on shareholders' equity at a Group level. The half year 2019 comparatives have therefore excluded the presentation of a Group return on shareholders' equity. Additionally, the half year 2019 comparatives for Asia and US operations have been re-presented from those previously published to reflect the use of average rather than opening shareholders' equity to be on a comparable basis with the half year 2020 calculation.

Average shareholders' equity has been based on opening and closing balances as follows:

	Half year 2020 $m				Half year 2019 $m

	Asia	US	Other	Group	Asia	US

Balance at beginning of period	10,866	8,929	(318)	19,477	8,175	7,163
Balance at end of period	11,529	8,955	(1,374)	19,110	9,727	8,594

Average shareholders' equity	11,198	8,942	(846)	19,294	8,951	7,879

II(iv)
Calculation of IFRS shareholders' funds per share

IFRS shareholders' funds per share is calculated as closing IFRS shareholders' equity divided by the number of issued shares at the end of the period (30 June 2020: 2,609 million shares; 30 June 2019: 2,600 million shares; 31 December 2019: 2,601 million shares).

	30 Jun 2020

	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Group total

Closing IFRS shareholders' equity ($ million)	11,529	8,955	(1,374)	19,110	-	19,110
Shareholders' funds per share (cents)	442¢	343¢	(53)¢	732¢	-	732¢

	30 Jun 2019

	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Group total

Closing IFRS shareholders' equity ($ million)	9,727	8,594	(3,822)	14,499	10,538	25,037
Shareholders' funds per share (cents)	374¢	331¢	(147)¢	558¢	405¢	963¢

	31 Dec 2019

	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Group total

Closing IFRS shareholders' equity ($ million)	10,866	8,929	(318)	19,477	-	19,477
Shareholders' funds per share (cents)	418¢	343¢	(12)¢	749¢	-	749¢

II(v)
Calculation of asset management cost/income ratio

The asset management cost/income ratio is calculated as asset management operating expenses, adjusted for commission and joint venture contribution, divided by asset management total IFRS revenue adjusted for commission, joint venture contribution, performance-related fees and non-operating items.

	Eastspring Investments
	2020 $m	2019 $m
Half year		Half year
Operating income before performance-related feesnote	313	309
Share of joint venture revenue	(111)	(120)
Commission	85	88
Performance-related fees	2	1

IFRS revenue	289	278

Operating expense	157	157
Share of joint venture expense	(45)	(52)
Commission	85	88

IFRS charges	197	193

Cost/income ratio: operating expense/operating income before performance-related fees	50%	51%

Note

IFRS revenue and charges for Eastspring Investments are included within the IFRS Income statement in 'other income' and 'acquisition costs and other expenditure' respectively. Operating income and expense include the Group's share of contribution from joint ventures. In the consolidated income statement of the Group IFRS basis results, the net post-tax income of the joint ventures and associates is shown as a single line item.

II(vi)
Reconciliation of Asia renewal insurance premium to gross premiums earned

	2020 $m	2019 $m

	Half year	AER Half year	CER Half year

Asia renewal insurance premium	9,702	9,177	9,123
Add: General insurance premium	66	65	65
Add: IFRS gross earned premium from new regular and single premium business	2,054	3,113	3,101
Less: Renewal premiums from joint ventures	(932)	(897)	(858)

Asia segment IFRS gross premiums earned	10,890	11,458	11,431

EXHIBITS

Documents files as exhibits in this Form 6-K:

Exhibit Number	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 11 August 2020	PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ MARK FITZPATRICK
		Name:	Mark FitzPatrick
		Title:	Group Chief Financial Officer and Chief Operating Officer